As confidentially submitted with the U.S. Securities and Exchange Commission on January 20, 2023.

This draft registration statement has not been publicly filed with the U.S. Securities and

Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Ming Shing Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	1700	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Ming Shing Group Holdings Limited

8/F, Cheong Tai Factory Building

16 Tai Yau Street

San Po Kong, Kowloon

Hong Kong

+852 2370 3788

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, N.Y. 10168

Phone: +1 (800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copies to:

Daniel D. Nauth Nauth LPC 217 Queen Street W, Toronto, Ontario, Canada M5H 1P4 (416) 477-6031	Fang Liu, Esq. 1945 Old Gallows Road Suite 630 Vienna, VA 22182 Telephone: 301-760-7393

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Prospectus are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Prospectus is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Prospectus is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Prospectus is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED January [*], 2023,

Ming Shing Group Holdings Limited

[   ] Ordinary Shares

This is the initial public offering (the “Offering”) of Ming Shing Group Holdings Limited (the “Company”, or “we”, or “us”), a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong, Special Administrative Region (“Hong Kong”). We are offering up to [ ] Ordinary Shares, par value US$ 0.0005 to be sold on a firm commitment basis by Pacific Century Securities, LLC, our underwriter, in this Offering.

No public market currently exists for our Ordinary Shares. We intend to apply for a listing on the Nasdaq Capital Market for the Ordinary Shares we are offering. We have reserved the symbol [    ]. We expect that the initial public offering price (the “Offering Price”) will be $[   ] per Ordinary Share. We believe that upon the completion of the Offering, we will meet the standards for listing on the Nasdaq Capital Market. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering.

We are, and will be, a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Stock Market Rules as long as our majority shareholder and Chief Executive Officer and Chairman and his affiliates own and hold more than 50% of our outstanding Ordinary Shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, under Rule 5615(c)(1) of the Nasdaq Stock Market Rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the Offering.

We were incorporated under the laws of the Cayman Islands on August 2, 2022 as a holding company of our business, which is primarily operated through our indirectly wholly-owned Hong Kong subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited (“Operating Subsidiaries”). Ming Shing Group Holdings Limited is not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by our Operating Subsidiaries in Hong Kong. You are investing in Ordinary Shares of Ming Shing Group Holdings Limited, the Cayman Islands holding company.

As of the date hereof, we are authorized to issue 100,000,000 Ordinary Shares of a single class with par value of US$0.0005 each, and we have 16,050,000 Ordinary Shares issued and outstanding. Upon completion of the Offering, we will be a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Stock Market Rules and under Rule 5615-5 of the Nasdaq Stock Market Rules because more than 50% of the voting power for the election of directors is held by an individual, a group or another company.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, as amended, and, as such, are eligible for to reduced public company reporting requirements. Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 15.

We are headquartered in Hong Kong and not in mainland China. We do not have any substantive operations in mainland China. Accordingly, we believe that the PRC laws and regulations do not currently have any material impact on our business, financial condition and results of operations.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act, or the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the Public Company Accounting Oversight Board, or the PCAOB, for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, meaning the number of “non-inspection” years would be decreased from three to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

Pursuant to the HFCAA, the PCAOB issued a determination report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, which determinations were vacated on December 15, 2022. In addition, the PCAOB’s report identified the specific registered public accounting firms which were subject to these determinations, which determinations were vacated on December 15, 2022. Our current registered public accounting firm, ZH CPA, LLC, who audited our financial statements for the fiscal years ended March 31, 2022 and 2021, is not headquartered in mainland China or Hong Kong and was not identified in the PCAOB’s report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, investors may be deprived of the benefits of such inspection which could result in limitation or restriction of our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. In addition, on August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as continuing to pursue ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA. See “Risk Factors — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.”

We do not use variable interest entities in our corporate structure. We, through our indirectly wholly-owned Operating Subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited, engaged in wet trades works services in Hong Kong.

As of the current date, none of our companies has distributed any cash dividends or made any cash distributions. There are no restrictions for the transfer or distribution of cash between the companies. During the normal courses of our business, cash may be transferred between our companies via wire transfer to and from bank accounts to pay certain business expenses, as loans or capital contribution. Since Ming Shing Group Holdings Limited was recently incorporated, there has not been, to date, any transfers, dividends, or distributions between the holding company, Ming Shing Group Holdings Limited and its subsidiaries or to its investors. MS (HK) Construction Engineering Limited and our Operating Subsidiaries are permitted under the relevant laws of British Virgin Islands and Hong Kong, respectively, to provide funding through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the Cayman Islands and to U.S. investors. Please refer to “Prospectus Summary – Transfers of Cash to and from Our Subsidiaries” and the condensed consolidating schedule and the consolidated financial statements on page 7 for further information.

	Per Share	Total(3)
Public offering price	$	$
Underwriter discount(1)	$	$
Proceeds to us, before expenses(2)	$	$

(1)	We have agreed to pay [ ] the representative of the underwriters (the “Representative”), an underwriter commission fee equal to [ ]% of the gross proceeds of the offering.
(2)	The total Representative’ expenses related to this offering are set forth in the section entitled “Underwriting.”
(3)	Assumes that the underwriters do not exercise any portion of its over-allotment option.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[ ], exclusive of the above commissions. In addition, we will pay additional items of value in connection of this offering that are viewed by the Financial Industry Regulatory, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting”.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We agree to grant the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering overallotments, at the initial public offering price less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $[  ] and the total proceeds to us, after underwriting discounts and commissions but before offering expenses, will be approximately $[  ]. If we complete this offering, net proceeds will be delivered to our company on the closing date.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute, and there will not be, an offering of securities to the public in the Cayman Islands.

Pacific Century Securities, LLC

The date of this prospectus is _____________, 2023.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We and the Underwriter, have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

Neither we, nor the Underwriter have/has taken any action that would permit a public offering of the Ordinary Shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Ordinary Shares and the distribution of the prospectus outside the United States.

We obtained the statistical data, market data and other industry data and forecasts described in this prospectus from market research, publicly available information and industry publications, including from Frost & Sullivan, an independent market research and consulting firm with respect to information on the construction industry in Hong Kong. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

We were incorporated as an exempted company with limited liability under the Companies Act and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic registrants whose securities are registered under the Securities Exchange Act of 1934.

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COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Amended Memorandum and Articles” refers to our memorandum and articles of association to be in effect upon completion of this Offering;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Frost & Sullivan” refers to Frost & Sullivan Limited, an independent market research agency, which is an independent third party;

●	“Government” refers to the government of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region, People’s Republic of China;

●	“Offering” refers to the initial public offering of Ming Shing Group Holdings Limited;

●	“Operating Subsidiaries” refers to MS (HK) Engineering Limited and MS Engineering Co., Limited;

●	“our Group” or “the Group” refers to Ming Shing Group Holdings Limited and its subsidiaries

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“shares”, “Share” or “Ordinary Shares” refers to the ordinary shares of Ming Shing Group Holdings Limited, with par value of $0.0005 each;

●	“we”, “us”, “our Company”, “our” and “the Company” refers to Ming Shing Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and in the context of describing its operation and business, its subsidiaries;

●	“H.K. dollar”, “H.K. dollars”, or “HK$” refers to the legal currency of Hong Kong;

●	“U.S. dollar”, “U.S. dollars”, “dollars”, “USD”, “US$” or “$” refers to the legal currency of the United States.

Our business is conducted by our indirectly wholly-owned Operating Subsidiaries in Hong Kong, using H.K. dollars, the currency of Hong Kong. Our audited consolidated financial statements and unaudited condensed consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our audited consolidated financial statements and unaudited condensed consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of H.K. dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

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EXCHANGE RATE INFORMATION

The Company is a holding company with operations conducted in Hong Kong through its key operating Subsidiaries in Hong Kong, and their reporting currency is Hong Kong dollars. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the rate of US$1 = HK$ 7.8, representing the noon buying rate in The City of New York for cable transfers of HK$ as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of March 31, 2022. No representation is made that the HK$ amount represents or could have been, or could be converted, realized or settled into US$ at that rate, or at any other rate.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, backlog, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” and similar expressions or their negative. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on management’s belief, based on currently available information, as to the outcome and timing of future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward-looking statements. When evaluating forward-looking statements, you should consider the risk factors and other cautionary statements described in the section titled “Risk Factors.” We believe the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements should not be unduly relied upon.

Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to:

●	our business and operating strategies and plans of operation;
●	the amount and nature of, and potential for, future development of our business;
●	our Company’s dividend distribution plans;
●	the regulatory environment as well as the general industry outlook for the industry in which we operate;
●	future developments in the industry in which we operate; and
●	the trend of the economy of Hong Kong and the world in general.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described in the section titled “Risk Factors.” All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater details elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

This prospectus contains information from a report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information on the construction industry in Hong Kong.

Overview

We are an exempted company incorporated under the laws of the Cayman Islands on August 2, 2022 as a holding company of our business, which is primarily operated through our wholly-owned Hong Kong Operating Subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited was founded on October 12, 2012 and MS Engineering Co. Limited was founded on March 27, 2019. We mainly engage in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works.

Our Mission

We, through our wholly-owned Hong Kong Operating Subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited, aspire to become a leading wet trades works services provider in Hong Kong. We strive to provide quality services that comply with our customers’ quality standards, requirements and specifications.

Our Values

At our Company, we stand by our core values, which are essential to our success. We believe that these values not only guide our business and define our brand, but also deliver real financial and operational benefits for us and our customers.

Our core values include:

●	Conducting our business with fairness and integrity;
●	Maintaining a high level of expertise in wet trades works operations;
●	Listening and responding to our customers’ needs; and
●	Providing quality work on a schedule and at a competitive price.

Competitive Strengths

We believe that the following strengths have contributed to our success and are differentiating factors that set us apart from our peers.

●	Established track record. In our operating history of approximately ten years, we have focused on providing wet trades works services in the role of a subcontractor and built up our expertise and track record in wet trades works. We believe that our proven track record of quality work, our expertise in wet trades operations and our ability to deliver work on time are the crucial factors that enable us to gain trust from our existing customers and give us a competitive edge when tendering for projects.

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●	Established relationship with customers. We have established long-standing relationships with some of our major customers. By leveraging our work experience with sizeable customers, we have accumulated the know-how and expertise in meeting the quality standards of other potential customers.

●	Experienced and dedicated management team. Our management team has extensive industry knowledge and project experience in the wet trades works industry in Hong Kong. Mr. Chi Ming Lam, our Chief Executive Officer and Chairman, has approximately 20 years of experience in the wet trades works industry.

●	Stringent quality control and environmental impact control. We place emphasis on providing consistently high-quality services. We have adopted and implemented an effective quality control system and an environmental management system. We believe that our stringent quality assurance system and strong commitment to environmental management will allow us to be better positioned to deliver quality work on time and within the required budget.

Our Growth Strategies

Our principal growth strategies are to further strengthen our market position, increase our market share and capture the growth in the Hong Kong wet trades works industry. We intend to achieve our business objectives by expanding our scale of operation through our intended effort in actively seeking opportunities in undertaking additional wet trades works projects, from both our existing customer base as well as a new potential customer base. To achieve these goals, we plan to implement the following strategies:

●	Enhance competitiveness and expanding our market share. According to Frost & Sullivan, the gross value of wet trades works in Hong Kong increased from approximately HK$9,574.9 million (US$1,227.6 million) in 2016 to approximately HK$11,335.2 million (US$1,453.2 million) in 2021, representing a Compound Annual Growth Rate (“CAGR”) of 3.4%. Driven by (i) the Government targets to increase the overall supply of transitional housing in the coming few years as set out in the 2021 Policy Address by the Chief Executive of Hong Kong (“2021 Policy Address”); (ii) the launch of the Northern Metropolis Development Strategy by the Government in 2021, with the development of total land area of about 300 square kilometers in Yuen Long District and North District; and (iii) the “Land Sharing Pilot Scheme” proposed in 2020 Policy Address which seeks to unleash the development of privately owned agricultural lots of 3,235 hectare of land for housing purposes, we expect that the demand of wet trades works will further increase. As such we believe that we should focus on deploying our resources towards competing for additional and more sizeable wet trades works projects in Hong Kong. However, the number of projects that can be executed by us concurrently at any given time is constrained by our then available resources, including availability of our manpower and working capital. We plan to enhance our competitiveness by strengthening our manpower and working capital in order to capture the potential opportunities in the growing wet trades works market.

●	Acquire additional equipment. We generally deploy equipment owned by us for use by our subcontractors in carrying out their work in our projects. Taking into consideration the need for equipment arising from our business strategy in undertaking additional and more sizeable wet trades works projects, we consider that it is crucial for us to further enhance our equipment in order to best equip our employees and our subcontractors for carrying out their work. We believe that a larger set of equipment will allow us to (i) improve our overall work efficiency and technical capability; and (ii) enhance our flexibility to deploy our resources more efficiently.

●	Enhancing our brand. Our Group secured our new business through direct invitations for tenders by customers. We believe that we can broaden our customer base and attract more invitations from potential customers by increasing our marketing efforts to promote our brand and market presence in the wet trades works industry in Hong Kong. Our planned marketing efforts include (i) setting up dedicated web pages for advertising our services; (ii) placing advertisements in industry publications; (iii) sponsoring business events and charity functions organized by property developers and construction contractors; (iv) sending promotional booklets and other promotional materials for advertising our services; and (v) approaching potential customers more actively to secure new business opportunities for our wet trades works services.

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Threats and Challenges

According to Frost & Sullivan, we face the following threats and challenges:

●	Cyclical nature of construction industry. As a part of the construction industry, wet trades works market follows the cyclicality of the construction industry, which is generally considered to be highly related to macroeconomic conditions, government policies and business cycle. For example, in the event of an economic downturn, the tightened financial budgets and higher costs of financing may make project owners be more conservative in initiating new projects or investing more resources. Similarly, if there are signs of slowing down in land supply or development programs of the HK Government, the growth of wet trades works market in Hong Kong may be hindered.

●	Shortage of labor and increasing labor cost. According to the Construction Industry Council, labor engaged in the wet trade works industry in Hong Kong, including plasterer, bricklayer and concreter have all categorized into the list of shortage trades. Due to the aging population and higher requirements on skills and qualifications of workers, the wet trades market in Hong Kong has been facing serious problems of shortage of experienced and skilled labor. Therefore, in order to attract qualified workers, market participants may need to adopt measures including competitive remuneration packages, growth opportunities and flexible schedule. The increasing competition for talents will result in higher labor cost and pose a challenge to the growth of wet trades market.

●	Higher material cost. The price of raw material in the wet trade works industry has risen continuously. For example, prices of sand, Portland cement and concrete blocks have increased from 2016 to 2021, registering CAGRs of approximately 17.6%, 3.1% and 4.1% respectively. Amongst all raw materials used in wet trades works, the average price of sand has increased the most, primarily due to the limited supply of river sand in the PRC. The inflation in material cost will result in higher expenditure of wet trades market participants, which may further negatively impact of profit margin.

Market and Competition

According to Frost & Sullivan, the gross value of wet trades works in Hong Kong increased from approximately HK$9,574.9 million (US$1,227.6 million) in 2016 to approximately HK$11,335.2 million (US$1,453.2 million) in 2021, representing a CAGR of 3.4%. Driven by (i) the Government targets to increase the overall supply of transitional housing in the coming few years as set out in the 2021 Policy Address; (ii) the launch of the Northern Metropolis Development Strategy by the Government in 2021, with the development of total land area of about 300 square kilometers in Yuen Long District and North District; and (iii) the “Land Sharing Pilot Scheme” proposed in 2020 Policy Address which seeks to unleash the development of privately owned agricultural lots of 3,235 hectare of land for housing purposes, we expect that the demand of wet trades works will further increase. As such we believe that we should focus on deploying our resources towards competing for additional and more sizeable wet trades works projects in Hong Kong. However, the number of projects that can be executed by us concurrently at any given time is constrained by our then available resources, including availability of our manpower and working capital. We plan to enhance our competitiveness by strengthening our manpower and working capital in order to capture the potential opportunities in the growing wet trades works market. Together with other supportive government policies and expedited urban renewal, the gross value of wet trades works is expected to increase from HK$12,103.1 million (US$1,551.7 million) in 2022 to approximately HK$15,609.3 million (US$2,001.2 million) in 2026.

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Significant Risk Factors

Risks Related to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

For a detailed description of the risks above, please refer to pages 15 – 36.

Risks Related to Our Business and Industry

●	Our performance depends on market conditions and trends in the wet trades works industry and if there is any slowdown (in terms of transaction volume and price) of the property market in Hong Kong, the availability of wet trades works projects in Hong Kong may decrease significantly. Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses.
●	Our cost of revenue has historically fluctuated. If we experience any significant increase in cost of revenue, our gross profit margin might decrease and our business operations and financial position might be materially and adversely affected.
●	The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers
●	Any material inaccurate cost estimation or cost overruns may adversely affect our financial results
●	If we do not comply with certain laws, we could be suspended or debarred contracting, which could have a material adverse effect on our business.
●	Unsatisfactory performance by our subcontractors or unavailability of subcontractors may adversely affect our operation and profitability.
●	We depend on third parties for supply of materials to operate our business.
●	We may not be able to compete favorably in our highly competitive industry.
●	During the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, our five largest customers accounted for a significant portion of our total revenue.
●	Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.
●	We may not be able to implement our business plans effectively to achieve future growth.
●	Our continued success requires us to hire, train and retain qualified personnel and subcontractors in a competitive industry
●	Failure to complete our projects on a reliable and timely basis could materially affect our reputation, our financial performance or may subject us to claim
●	Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.
●	Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.
●	We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.
●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.
●	Our earnings are affected by the application of accounting standards and our critical accounting policies, which involve subjective judgments and estimates by our management. Our actual results could differ from the estimates and assumptions used to prepare our financial statements.

4

●	We are subject to credit risk in relation to the collectability of our trade receivables and contract assets.
●	We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiaries.
●	Our significant shareholder has considerable influence over our corporate matters.
●	Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
●	If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.
●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.
●	Any deterioration in the outbreak of COVID-19 may adversely affect our operation and financial condition.
●	Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing, our projects.
●	Failure to maintain safe construction sites and/or implement our safety management system may lead to the occurrence of personal injuries, property damages, fatal accidents or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.
●	There is no assurance that we will be able to renew our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.
●	We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business. In particular, there may be potential employees’ compensation claims and personal injury claims.
●	Our insurance coverage may not be adequate to cover potential liabilities.
●	Possible difficulty in recruiting sufficient labor or significant increase in labor costs may hinder our future business strategies.
●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Ordinary Shares.
●	Our business is susceptible to government policies and macroeconomic conditions.

For a detailed description of the risks above, please refer to pages 15 – 36.

Risks related to doing business in Hong Kong

●	Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.
●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiaries in Hong Kong.
●	Nasdaq may apply additional and more stringent criteria for our continued listing.
●	If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application, or may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

For a detailed description of the risks above, please refer to pages 15 – 36.

5

Risks related to our initial public offering and ownership of our Ordinary Shares

●	We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.
●	Our management team has limited experience managing a public company.
●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.
●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.
●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.
●	We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
●	The requirements of being a public company may strain our resources and divert management’s attention.
●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future.
●	We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.
●	Future financing may cause a dilution in your shareholding or place restrictions on our operations.
●	There may not be an active, liquid trading market for our Ordinary Shares, and we do not know if a more liquid market for our Ordinary Shares will develop to provide you with adequate liquidity.
●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
●	You will experience immediate and substantial dilution.
●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
●	It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong.
●	We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.
●	We could become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our shares to significant adverse United States income tax consequences.
●	We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Ordinary Shares for return on your investment.
●	New climate-related disclosure obligations in proposed SEC rule amendments could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs.
●	We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

For a detailed description of the risks above, please refer to pages 15 – 36.

6

List of Approvals/permits

We have and our subsidiaries have received all requisite permissions or approvals and no permissions or approvals have been denied.

If we or our subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we and/or our subsidiaries are required to obtain such permissions or approvals in the future, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our and/or our subsidiaries’ income, revoking our or our subsidiaries’ business licenses or operating licenses, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our Offering to finance our or our subsidiaries’ business and operations, and taking other regulatory or enforcement actions that could be harmful to our or our subsidiaries’ business. Any of these actions could cause significant disruption to our or our subsidiaries’ business operations and severely damage our or our subsidiaries’ reputation, which would in turn materially and adversely affect our or our subsidiaries’ business, financial condition and results of operations.

Transfers of Cash to and from Our Subsidiaries

Our business is conducted by the Operating Subsidiaries, our indirectly wholly-owned entities in Hong Kong. Ming Shing Group Holdings Limited, the Cayman Islands holding company will rely on dividends paid by its subsidiaries, namely MS (HK) Construction Engineering Limited, our wholly-owned British Virgin Islands subsidiary and its wholly-owned Hong Kong subsidiaries, namely the Operating Subsidiaries, for Ming Shing Group Holdings Limited’s working capital and cash needs, including the funds necessary to pay any dividends. Ming Shing Group Holdings Limited and MS (HK) Construction Engineering Limited are essentially Cayman Islands and British Virgin Islands holding companies, respectively. Only our Operating Subsidiaries operate in Hong Kong.

During the normal courses of our business, cash may be transferred between our companies via wire transfer to and from bank accounts to pay certain business expenses, as loans or capital contribution. Cash is maintained by our Operating Subsidiaries, in 11 separate Hong Kong Dollar bank accounts in Hong Kong. We have applied to open Hong Kong Dollar savings and current bank accounts and foreign currency savings and current bank accounts in Hong Kong for Ming Shing Group Holdings Limited. MS (HK) Construction Engineering Limited has no bank account.

Since Ming Shing Group Holdings Limited was recently incorporated, there has not been, to date, any transfers, dividends, or distributions between the holding company, Ming Shing Group Holdings Limited and its subsidiaries or to its investors.

MS (HK) Construction Engineering Limited and our Operating Subsidiaries are permitted under the relevant laws of British Virgin Islands and Hong Kong, respectively, to provide funding through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the Cayman Islands and to U.S. investors.

Our Corporate Structure

We are a Cayman Islands company that wholly owns our British Virgin Islands subsidiary, MS (HK) Construction Engineering Limited, which in turn, wholly owns our Hong Kong Operating Subsidiaries.

The following diagram illustrates our corporate structure as of the date of this prospectus and on completion of the Offering. For further details on our corporate history, please refer to the section titled “Our Corporate History and Structure” appearing on page 79 of this prospectus.

7

Pre-Offering

Notes:

(1)	Ming Shing Group Holdings Limited, a Cayman Islands company, is the holding company and registrant.

(2)	MS (HK) Construction Engineering Limited, a British Virgin Islands company, is the holding company of our Operating Subsidiaries.

(3)	MS (HK) Engineering Limited, a Hong Kong company, is one of our Operating Subsidiaries.

(4)	MS Engineering Co., Limited, a Hong Kong company, is one of our Operating Subsidiaries.

8

Post-Offering

Notes:

(1)	Ming Shing Group Holdings Limited, a Cayman Islands company, is the holding company and registrant.

(2)	MS (HK) Construction Engineering Limited, a British Virgin Islands company, is the holding company of our Operating Subsidiaries.

(3)	MS (HK) Engineering Limited, a Hong Kong company, is one of our Operating Subsidiaries.

(4)	MS Engineering Co., Limited, a Hong Kong company, is one of our Operating Subsidiaries.

9

Corporate Information

One principal executive office is located at 8/F, Cheong Tai Industrial Building, 16 Tai Yau Street, San Po Kong, Kowloon, Hong Kong and our phone number is +852 2370 3788. We maintain a corporate website at http://ms100.com.hk/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Implications of Our Being an “Emerging Growth Company”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Ordinary shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to U.S. domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

10

Implications of Being a Controlled Company

Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because we expect that our Chairman and Chief Executive Officer, Mr. Chi Ming Lam will hold [ ]% of our total issued and outstanding Ordinary Shares, i.e., he will own a majority of our total issued and outstanding Ordinary Shares and will be able to exercise [ ]% of the total voting power of our issued and outstanding share capital. For so long as we remain a “controlled company,” we are permitted to elect to rely, and may so rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Stock Market Rules, we could elect to rely on it in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon the completion of this Offering. Our status as a “controlled company” could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please refer to the paragraph titled “Risk Factors – Our significant shareholder has considerable influence over our corporate matters.”

Offering Summary

Following completion of our initial public offering, ownership of Ming Shing Group Holdings Limited, will be as follows:

Ordinary Shares purchased
	Number	Percent
Existing shareholder			%
New investors			%
%

11

THE OFFERING

Issuer	Ming Shing Group Holdings Limited

Ordinary Shares offered by us	Up to [ ] Ordinary Shares

Ordinary Shares Outstanding Prior to Completion of Offering	16,050,000

Ordinary Shares outstanding immediately after this Offering	[ ]

Over-allotment option

We have granted the underwriters the right to purchase up to an additional [  ] Ordinary Share from us within 45 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.

Assumed Offering Price per Ordinary Share	The purchase price will be $[ ]

Gross Proceeds	$[ ]

Symbol	We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market. We have reserved the symbol [ ]

Use of Proceeds

We estimate that we will receive net proceeds from this Offering of up to $[*], based on an assumed price to the public in this Offering of $[  ], after deducting underwriting fees and commissions and estimated offering expenses.

We intend to use the proceeds from this Offering for expanding our workforce, repayment of bank borrowings and finance leases, strengthening our set of equipment, procuring an enterprise resources planning system and working capital.

Please refer to the section titled “Use of Proceeds”

Risk Factors	Investing in our Ordinary Shares involves a high degree of risk and purchasers of our Ordinary Shares may lose part or all of their investment. Please refer to the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares beginning on page 15.

Lock-Up and Right of First Refusal

We, our directors, executive officers, and all existing shareholders who own 5% or more of the issued and outstanding Ordinary Shares after the Offering are expected to enter into lock-up agreements with the underwriters not to sell, transfer or dispose of any Ordinary Shares for a period of up to six months after this Offering is completed. Please refer to the sections titled “Shares Eligible for Future Sale” and “Underwriting”.

Until twelve (12) months from the closing of this public offering, the Underwriter shall have a right of first refusal to act as the exclusive or joint financial advisor or in any other similar capacity, on the representative’s customary terms and conditions, in the event we pursue a registered, underwritten public offering of securities (in addition to this offering), a public or private offering of securities (debt or equity), a merger, acquisition of another company or business, change of control, sale of substantially all assets, business combination, recapitalization or other similar transaction (regardless of whether we would be considered an acquiring party, a selling party or neither in such transaction). Please refer to the section titled “Underwriting”.

Payment and settlement	The underwriters expect to deliver the Ordinary Shares against payment on .

Dividend Policy	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

Transfer agent	[ ]

12

Summary Financial Data

The following summary presents consolidated statements of operations and cash flow data for the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021 and the summary consolidated balance sheet data as of September 30, 2022 and March 2022 and 2021, which have been derived from our consolidated financial statements included elsewhere in this prospectus. You should read this section in conjunction with our audited financial statements and the accompanying notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

	For the six months ended September 30, 2022	For the year ended March 31, 2022	For the year ended March 31, 2021
	USD	USD	USD
	(unaudited)

Revenue	10,812,021	14,383,980	6,154,135
Cost of revenue	(8,834,811)	(11,755,111)	(5,034,327)
Gross profit	1,977,210	2,628,869	1,119,808

Operating expenses
General and administrative expenses	(300,248)	(512,650)	(357,604)
Total operating expenses	(300,248)	(512,650)	(357,604)

Income from operations	1,676,962	2,116,219	762,204

Other income (expense)
Interest expense, net	(81,779)	(74,574)	(86,647)
Other income	523,257	78,960	687,517
Total other income, net	441,478	4,386	600,870

Income before tax expense	2,118,440	2,120,605	1,363,074
Income tax expense	(255,001)	(317,096)	(90,352)
Net income and total comprehensive income	1,863,439	1,803,509	1,272,722
Net income per share attributable to ordinary shareholders
Basic and diluted	0.12	0.16	0.16

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	16,050,000	11,608,767	8,025,000

13

	As of September 30,	As of March 31,	As of March 31,
	2022	2022	2021
	USD	USD	USD
	(unaudited)
Selected Consolidated Balance Sheets Data
Cash and cash equivalents	407,086	217,792	314,538
Accounts receivable, net	2,965,421	3,769,640	313,994
Contract assets	2,404,010	749,504	680,467
Total current assets	6,116,705	5,288,438	2,055,747
Total non-current assets	558,023	310,506	363,921
Total assets	6,674,728	5,598,944	2,419,668
Total current liabilities	4,440,318	3,959,650	1,075,308
Total non-current liabilities	1,493,265	1,479,537	886,048
Total liabilities	5,933,583	5,439,187	1,961,356
Total shareholders’ equity	741,145	159,757	458,312

	For the six months ended September 30, 2022	For the year ended March 31, 2022	For the year ended March 31, 2021
	USD	USD	USD
	(unaudited)
Selected Consolidated Statements of Cash Flows Data
Cash (used in) provided by operating activities	759,357	(151,558)	636,058
Cash provided by investing activities	35,897	56,390	3,341
Cash used in financing activities	(605,960)	(1,578)	(349,552)
Net change in cash and cash equivalents	189,294	(96,746)	289,847
Cash and cash equivalents as of beginning of the period	217,792	314,538	24,691
Cash and cash equivalents as of the end of the period	407,086	217,792	314,538

14

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks related to our Corporate Structure

We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business

Ming Shing Group Holdings Limited is a holding company, and we rely on dividends and other distributions on equity paid by the Operating Subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of the Operating Subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Please refer to the section titled “Dividend Policy” for more information.

According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, such company’s liabilities do not exceed its assets and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks related to our Business and Industry

Our performance depends on market conditions and trends in the wet trades works industry and if there is any slowdown (in terms of transaction volume and price) of the property market in Hong Kong, the availability of wet trades works projects in Hong Kong may decrease significantly

For the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, the majority of our revenue was derived from wet trades works in Hong Kong. The future development of the wet trades works industry and the availability of wet trades works projects in Hong Kong largely depend on the continued development of the property market in Hong Kong. The nature, extent and timing of available wet trades works projects will be determined by an interplay of a variety of factors, including the Government’s policies on the property market in Hong Kong, its land supply and public housing policy, the investment of property developers and the general conditions and prospects of Hong Kong’s economy. These factors may affect the availability of wet trades works projects in Hong Kong.

If there is any slowdown (in terms of transaction volume and price) of the property market in Hong Kong, there is no assurance that the availability of wet trades works projects in Hong Kong would not decrease significantly and our business and financial position and prospect may be adversely and materially affected.

15

Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

Our cost of revenue has historically fluctuated. If we experience any significant increase in cost of revenue, our gross profit margin might decrease and our business operations and financial position might be materially and adversely affected

Our revenue is typically derived from projects, with each contract sum being determined with reference to tender price that are formulated based on a certain mark-up over our estimated costs. Pricing of our services is determined on a case-by-case basis and is dependent on various factors, which generally include (i) the scope of services; (ii) the price trend for the types of subcontracting services as well as the materials and tools required; (iii) the complexity and the location of the project; (iv) the estimated quantity and type of equipment required; (v) the completion time requested by our customers; and (vi) the availability of human and financial resources. We will review the cost budget from time to time. If the actual cost is higher than originally budgeted, it may reduce our profit margin and affect our financial performance. If we fail to keep the costs within the initial budget, our business operation and financial results may be adversely affected.

The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers

Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021.

Any material inaccurate cost estimation or cost overruns may adversely affect our financial results

When determining our tender price, our management would estimate the time and costs involved in a project taking into account (i) the scope of works; (ii) the price trend for the types of subcontracting services as well as materials required; (iii) the complexity and the location of the project; (iv) the estimated number and types of equipment required; (v) the completion time requested by customers; and (vi) the availability of our labor and financial resources.

There is no assurance that the actual amount of time and costs incurred during the performance of our projects would not exceed our estimation. The actual amount of time and costs incurred in completing a project may be adversely affected by many factors, including unforeseen site conditions, adverse weather conditions, accidents, non-performance by our subcontractors, unexpected significant increase in costs of materials agreed to be borne by us, unexpected increase in the amount of rectification works requested by our customers and other unforeseen problems and circumstances. Any material inaccurate estimation in the time and costs involved in a project may give rise to delays in completion of works and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability and liquidity.

16

If we do not comply with certain laws, we could be suspended or debarred contracting, which could have a material adverse effect on our business

Various statutes to which our operations are subject, such as Factories and Industrial Undertakings Ordinance (Cap. 59 of the Laws of Hong Kong), Construction Site (Safety) Regulations (Cap. 59I of the Laws of Hong Kong), Factory and Industrial Undertakings (Safety Officers and Safety Supervisors) Regulations (Cap. 59Z of the Laws of Hong Kong), Factories and Industrial Undertakings (Safety Management) Regulations (Cap. 59AF of the Laws of Hong Kong) and Occupational Safety and Health Ordinance (Cap. 509 of the Laws of Hong Kong), which deal with the health and safety during the construction process and various other statutes provide for discretionary suspension and/or debarment in certain circumstances.

The scope and duration of any suspension or debarment may vary depending upon the facts of a particular case and the statutory or regulatory grounds for debarment. Any suspension or debarment from contracting will have a material adverse effect on our financial condition, results of operations or liquidity.

Unsatisfactory performance by our subcontractors or unavailability of subcontractors may adversely affect our operation and profitability

We focus on the role of project management and supervision in carrying out our projects and we generally engage subcontractors to perform part of the site works under our supervision. In order to control and ensure the quality and progress of the works of our subcontractors, we select subcontractors based on their quality of services, qualifications, skills and technique, prevailing market price, delivery time, availability of resources in accommodating our requests and reputation. There is no assurance that the work quality of our subcontractors can always meet our requirements. We may be affected by the non-performance, inappropriate or poor quality of works rendered by our subcontractors. Such events could impact upon our profitability, financial performance and reputation. In addition, there is no assurance that we will always be able to secure services from suitable subcontractors when required, or be able to negotiate acceptable fees and terms of service with subcontractors. In such event, our operation and financial position may be adversely affected.

In the event that our subcontractors fail to follow the safety guidelines and other requirements imposed by our customers, we may be liable to pay to our customers the expenses and penalties incurred by them. Although we are entitled to be compensated by our subcontractors in relation to such penalties under the subcontracting agreement, we may not be able to claim from such subcontractors in order to maintain a stable relationship with our major subcontractors. In such event, we may be subject to additional costs and penalties incurred by our subcontractors in relation to their failure to comply with the safety procedures and other requirements imposed by our customers.

We depend on third parties for supply of materials to operate our business

We purchase materials from our suppliers for the provision of our services. The major types of materials sourced from our suppliers included Portland cement, hydraulic lime, concrete blocks, aggregates and sand. We cannot assure you that our favorable working relationships with our suppliers will continue in the future. In addition, there have historically been periods of supply shortages in our industry.

The inability to purchase materials could severely impact our business. If our suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, financial condition, results of operations, liquidity and cash flows could be materially and adversely affected.

We may not be able to compete favorably in our highly competitive industry

Some of our competitors may have certain advantages, including but not limited to having long operating history, better financing capabilities and well developed technical expertise. New participants may wish to enter the industry provided that they have the appropriate skills, local experience, necessary equipment, capital and they are granted the requisite licenses or approvals by the relevant regulatory bodies. Any significant increase in competition may result in lower operating margins and loss of market share, which may adversely affect our profitability and operating results.

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During the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, our five largest customers accounted for a significant portion of our total revenue

A significant portion of our revenue was derived from a limited number of customers. Our five largest customers for the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021 accounted for approximately 94.3%, 92.8% and 99.9% of our revenue in the corresponding periods, respectively. In particular, one of our top customers contributed approximately 60.9%, 50.0% and 80.4% of our total revenue for the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021. We were engaged by our customers on a project-by-project basis. There is no assurance that we will continue to obtain contracts from our major customers in the future. If there is a significant decrease in the number of projects awarded by our major customers, and we are unable to secure suitable projects of a comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected.

Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity

Our operations are subject to stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations, including: the acquisition of a permit or other approval before conducting regulated activities; the restriction of the types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of activities on certain lands lying within wilderness, wetlands, and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations.

A number of government authorities have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil, or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) or joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or third-party facilities that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. Furthermore, the existence of contamination at properties we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we do not comply with environmental laws or challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from our operations’ environmental, health, and safety impacts. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in protecting the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to our industry could continue, resulting in increased costs of doing business and consequently affecting profitability.

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We may not be able to implement our business plans effectively to achieve future growth

Our expansion plan is based upon a forward-looking assessment of market prospects of the wet trades works industry in Hong Kong and there is no assurance that such assessment will always turn out to be correct or that it will be able to grow our business as planned. Expansion plans may be affected by a number of factors beyond our control. Such factors include, but are not limited to, changes in economic conditions in Hong Kong, changes in supply and demand for our wet trades works services and government regulations in relation to the wet trades works industry. Our future growth depends on our ability to improve our administrative, technical and operational infrastructure. As the business expands, we may encounter a range of difficulties in managing our business, such as difficulties (i) generating sufficient liquidity internally or obtaining external financing for capital needs, and (ii) allocating its resources and managing its relationships with a growing number of customers, suppliers and other business partners. There can be no assurance that future growth will materialize or that we will be able to manage future growth effectively, and failure to do so would have a material adverse effect on our business, financial position and results of operations.

Our continued success requires us to hire, train and retain qualified personnel and subcontractors in a competitive industry

The success of our business depends upon our ability to attract, train and retain qualified, reliable personnel, including, but not limited to, our executive officers and key management personnel, such as Mr. Chi Ming Lam. Additionally, the successful operation of our business depends upon project management personnel, other employees and qualified subcontractors who possess the necessary and required experience and expertise and who will perform their respective services at a reasonable and competitive rate. Competition for these and other experienced personnel is intense. As a result, it may be difficult to attract and retain qualified individuals with the requisite expertise and in the timeframe demanded by our clients.

In addition, the cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties matching our workforce size with our contracts. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff or redundancy of facilities that could have a material adverse impact on our business, financial conditions and results of operations.

Failure to complete our projects on a reliable and timely basis could materially affect our reputation, our financial performance or may subject us to claim

The contracts with our customers generally contain a liquidated damages clause under which we are liable to pay liquidated damages to our customers if we are unable to deliver or perform the contractual works within the time specified in the contract. Liquidated damages are generally determined on the basis of a fixed sum per day.

Delay in a project may occur from time to time due to various unforeseen factors such as shortage of manpower, delays by subcontractors, industrial accidents, and delay in delivery of materials. If there is any delay on our part in completion of a project, we may be liable to pay liquidated damages under the contract. There is no assurance that there will not be any delay in our existing and future projects resulting in claims in relation to liquidated damages, which in turn will have adverse impact on our reputation, business, financial condition and results of operations.

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Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations.

Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents, and our safety programs’ effectiveness. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us

We have engaged Frost & Sullivan to prepare a commissioned industry report that analyzes the Hong Kong construction industry. Information and data relating to the Hong Kong construction industry have been derived from Frost & Sullivan’s industry report. Statistical data included in the Frost & Sullivan report also include projections based on a number of assumptions. The construction industry may not grow at the rate projected by market data, or at all. Any failure of the Hong Kong construction industry to grow at the projected rate may have a material adverse effect on our business and the market price of our Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in the Frost & Sullivan report or any third-party publications and reports Frost & Sullivan has relied on in preparing its report. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions and conditions in our business and our operating results. Those factors may affect our efforts to arrange additional financing on terms acceptable to us.

Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

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Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of June 30, 2021 and 2020, we and our independent registered public accounting firm identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; (3) our lack of proper procedures developed and implemented for system security and access as well as segregation of duties in relation to the system; (4) our lack of proper procedures developed for system development, program change management policies and critical change management control processes and procedures; and (5) our lack of proper procedures developed and implemented for IT policy and procedure as well as operating system security management control.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before this Offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the NASDAQ Listing Rules.

Our earnings are affected by the application of accounting standards and our critical accounting policies, which involve subjective judgments and estimates by our management. Our actual results could differ from the estimates and assumptions used to prepare our financial statements

The accounting standards we use in preparing our financial statements are often complex and require that we make significant estimates and assumptions in interpreting and applying those standards. These estimates and assumptions affect the reported values of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. We make critical estimates and assumptions involving accounting matters, including our revenue recognition, accounts receivable including retainage, valuation of long-lived assets, and income taxes. These estimates and assumptions involve matters that are inherently uncertain and require our subjective and complex judgments. If we used different estimates and assumptions or used different ways to determine these estimates, our financial results could differ.

Our actual business and financial results could differ from our estimates of such results, which could have a material negative impact on our financial condition and reported results of operations. Please refer to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates”.

We are subject to credit risk in relation to the collectability of our trade receivables and contract assets

A contract asset represents our right to consideration from customers in exchange for the provision of wet trades works that we have transferred to the customers that is not yet unconditional. Contract assets arise when we have provided the wet trades works under the relevant contracts but the works have yet to be certified by architects, quantity surveyors or other representatives appointed by the customers and/or our right to payment is still conditional on factors other than passage of time. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point when our right to payment becomes unconditional other than passage of time.

There is no assurance that we will be able to bill all or any part of contract assets for our services completed according to the payment terms of the contracts and there is no assurance that the retention monies will be released by our customers to us on a timely basis and in full accordingly. Further, there can be no assurance that our customers will settle our invoices on time and in full. In the event that we are unable to collect a substantial portion of our trade receivables within the payment terms or at all, our cash flows and financial positions will be adversely affected. Any difficulty in collecting a substantial portion of our trade receivables and contract assets could materially and adversely affect our cash flows and financial positions.

We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiaries

We are dependent on the income generated by our Operating Subsidiaries in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our Operating Subsidiaries will depend on many factors, including such subsidiaries’ results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our Operating Subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

Our significant shareholder has considerable influence over our corporate matters

Mr. Chi Ming Lam beneficially owns and controls 16,050,000 Ordinary Shares that correspond to 100% on a pre-Offering basis and [ ]% on a post-Offering basis of our issued and outstanding Ordinary Shares. Mr. Chi Ming Lam will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition

Because our significant shareholder has, considerable influence over our corporate matters, his interests may differ from the interests of our company as a whole. The shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Our future marketing efforts will likely require us to incur additional expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increase in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Any deterioration in the outbreak of COVID-19 may adversely affect our operation and financial condition

The first confirmed case of COVID-19 in Hong Kong was first reported in January 2020. Since then, there have been multiple rounds of outbreak of COVID-19 in Hong Kong. The Government has announced various measures, including travel restrictions and safe distancing measures in order to reduce the risk of local transmission of COVID-19. There is no assurance that the outbreak of COVID-19 in Hong Kong can be effectively controlled or that the Government will not impose more stringent measures such as closure of physical workplace premises, full-scale suspension of all business, social and other activities, as well as other lockdown policies to control the spread of COVID-19.

Between January 2022 and April 2022, Hong Kong recorded its fifth wave of outbreak of COVID-19 attributable to the SARS-CoV-2 Omicron variant. The COVID-19 pandemic has negatively impacted the Hong Kong construction industry since early 2020. For example, construction activities on projects sites with confirmed cases of COVID-19 were temporarily suspended for up to two weeks for disinfection. There has also been a disruption in the supply of materials since early 2022 as a result of supply chain and cross-border transportation disruptions.

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Although we have not experienced any major delays with respect to any of our projects as at the date of this prospectus, if there is an occurrence of a similar incident at any of our construction sites, it may result in a material disruption or delay. This in turn could have an adverse impact on our ability to complete the project on time and hence impair our reputation, business, financial conditions and our relationships with our customers. In addition, our gross profit margin may be adversely affected if there is a prolonged suspension as a result of COVID-19 as we may have to incur additional costs from (i) working overtime and engaging additional subcontractors after the resumption of work to avoid failure of completing the project in line with the original schedule; and (ii) rental expenses related to additional equipment as a result of our not being allowed to enter the site to mobilize any idle equipment to other construction sites.

The further outbreak of COVID-19 in waves in Hong Kong may have a material adverse impact on the Hong Kong economy, which may result in a slowdown in the property market and lower the availability of wet trades works projects available in Hong Kong. Any deterioration in the outbreak of COVID-19 may also lead to labor shortages, an increase in the wages of workers and/or an interruption to our business operations in the form of a temporary suspension or delay. We cannot assure you that we will not experience any project delays. We may experience a failure to complete a project according to the planned specifications, schedule and budget, as a result of the future outbreaks in waves of any subvariant of COVID-19, which may in turn expose us to potential claims from our customers for liquidated damages and which may adversely impact our reputation and negatively affect our business and financial condition and our results of operations.

Our operations may also be negatively affected if any of our employees or employees of our subcontractors is suspected of contracting or having contracted COVID-19, since this may require us and our subcontractors to quarantine some or all of the relevant employees and disinfect our project sites and facilities. If these adverse impacts materialize and persist for a substantial period of time, they may significantly and adversely affect our business operations and financial performance.

In addition, if the Government introduces further measures to combat the spread of COVID-19 including import controls or lockdown policy on a city-wide scale, there is no assurance that our suppliers would be able to (a) maintain their normal business operations without disruptions; and/or (b) deliver the services, materials or subcontracting services to us without delay, and there is no guarantee that we would be able to source the services, materials or subcontracting services from alternative suppliers in time if such measures persist for a substantial period.

Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing, our projects

Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions in our operations and adversely affect our business. These include epidemics, natural disasters, fire, adverse weather conditions, political unrest, wars and terrorist attacks. Any such events could cause us to reduce or halt our operation, adversely affect our business operation, increase our costs and/or prevent us from completing our projects, any one of which could materially and adversely affect our business, financial condition and results of operations.

In such an event, our business operations may also be severely disrupted due to a negative impact on investor confidence and risk appetites, the fund-raising activities of issuers and proposed listing applicants, the macroeconomic conditions as well as the financial conditions in Hong Kong. Our business operations, financial condition as well as our fund-raising activities as contemplated by this prospectus may be materially and adversely affected as a result.

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Failure to maintain safe construction sites and/or implement our safety management system may lead to the occurrence of personal injuries, property damages, fatal accidents or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council

Due to the nature of works in construction sites, risks of accidents or injuries to workers are inherent. Notwithstanding our occupational health and safety measures that are required to be followed by our employees and employees of our subcontractors, accidents leading to personal injuries, property damages and/or fatal accidents remain an inherent risk at work sites. There is no assurance that there will not be any violation of our safety measures or other related rules and regulations by our employees or employees of our subcontractors. Any such violation may lead to higher probability of occurrences, and/or increased seriousness, of personal injuries, property damages and/or fatal accidents at work sites, which may materially and adversely affect our business operations as well as our financial position to the extent not covered by insurance policies. Also, failure to maintain safe construction sites and/or to implement safety management measures resulting in the occurrence of serious personal injuries or fatal accidents may lead to negative publicity and/or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council, which in turn adversely affect our reputation, financial position and results of operation.

In addition, any personal injuries and/or fatal accidents to our employees and employees of our subcontractors may lead to claims or other legal proceedings against us. Any such claims or legal proceedings could adversely and materially affect our financial position to the extent not covered by insurance policies. Also, notwithstanding the merits of any such claims or legal proceedings, we need to divert management resources and incur extra costs to handle these matters. Any such claims or legal proceedings could therefore have a material and adverse impact on our business operations.

Although the risks of accidents or injuries to workers are inherent due to the nature of works in the construction industry, such accident record may adversely affect our industry reputation, which may in turn affect our prospect of receiving tender invitations from potential new customers or being awarded with future tenders from both our existing and potential new customers. Furthermore, we may have to incur additional costs to strengthen our safety management measures, such as recruiting additional safety supervision staff, which may have an adverse impact on our profitability.

There is no assurance that we will be able to renew our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council

Subcontractors engaged under public sector projects initiated by the Government are generally required to possess registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council. Renewal of registration under the Registered Specialist Trade Contractors Scheme is required every three or five years and is generally subject to certain technical and relevant industry experience requirements. There is no assurance that we will be able to renew such registration every time in the future. In the event of non-renewal of such registration, our reputation, our ability to obtain future businesses, and our business and financial position and prospects could be materially and adversely affected.

We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business. In particular, there may be potential employees’ compensation claims and personal injury claims

We may be involved in claims and litigations in respect of various matters from our customers, subcontractors, workers and other parties concerned with our works from time to time. Such claims may include in particular employees’ compensation claims and personal injury claims in relation to personal injuries suffered by workers as a result of accidents arising out of and in the course of employment of the injured workers. There is no assurance that we will not be involved in any claims or legal proceedings, nor can we assure you that any such claims or legal proceedings would not have a material adverse impact on our business. Should any claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits of any outstanding and potential claims, we need to divert management resources and incur extra costs to handle these claims, which could affect our corporate image and reputation if they were published by the press. If the aforesaid claims were successfully made against us and are not covered by insurance policies, we may need to pay damages and legal costs, which in turn could adversely affect our results of operations and financial position.

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Our insurance coverage may not be adequate to cover potential liabilities

Certain risks disclosed elsewhere in this section such as risks in relation to customer concentration, our ability to obtain new contracts, our ability to retain and attract personnel, availability and performance of subcontractors, project and cost management, our ability to maintain and renew our registrations, credit risk and liquidity risk, are generally not covered by insurance because they are either uninsurable or it is not cost justifiable to insure against such risks. Insurance policies covering losses from acts of war, terrorism, or natural catastrophes are also either unavailable or cost prohibitive.

Further, we may be subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant liabilities arise due to accidents, natural disasters, or other events which are not covered or are inadequately covered by our insurance, our business may be adversely affected, potentially lead to a loss of assets, lawsuits, employee compensation obligations, or other forms of economic loss.

We cannot guarantee that our current levels of insurance are sufficient to cover all potential risks and losses. In addition, we cannot guarantee that we can renew our policies or can renew our policies on similar or other acceptable terms. If we suffer from severe unexpected losses or losses that far exceed the policy limits, it could have a material and adverse effect on our business, financial position, results of operations and prospect.

Possible difficulty in recruiting sufficient labor or significant increase in labor costs may hinder our future business strategies

The wet trades works industry in Hong Kong has been facing the problem of labor shortage and ageing workforce. The supply and cost of labor in Hong Kong are affected by the availability of labor in the market as well as economic factors in Hong Kong including the inflation rate and standard of living. There is no guarantee that the supply of labor and labor costs will be stable. In addition, the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) requires that an employee is entitled to be paid wages in respect of any wage period of not less than the minimum wage, which shall be derived by reference to the prescribed minimum hourly wage rate (currently set at HK$37.5 per hour). There is no assurance that the statutory minimum wage will not increase in the future. In the event that we or our subcontractors fail to retain existing labor and/or recruit sufficient labor in a timely manner to cope with the demand of our existing or future jobs and/or there is a significant increase in the costs of labor, we may not be able to complete our jobs on schedule and/or within budget and our operations and profitability may be adversely affected.

Wet trades works is often labor-intensive and we cannot be certain that there will be sufficient workers for projects when needed. Even though we generally has not hired workers to conduct wet trades works and instead has employed subcontractors who hired workers directly, the labor cost is factored into the prices of the subcontractors. Any unpredicted rise in labor cost might be borne by us and may reduce our profit margin. Moreover, potential customers may be hesitant to engage us if the quotation price has to increase to fully consider any expected future increase in labor cost.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Ordinary Shares

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. The value of the Hong Kong dollar against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar.

Our business is conducted in Hong Kong, our books and records are maintained in H.K. dollar, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between H.K. dollar and United States dollar affect the value of our assets and the results of our operations, when presented in United States dollars. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this Offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

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Our business is susceptible to government policies and macroeconomic conditions

The market growth of construction industry in Hong Kong highly correlates to government policies and macroeconomic environment. Particularly, during economic downturns, due to limited financial budgets, property developers and tenants are more conservative to invest capital resources to renovate their living spaces and select high-end products, such as furniture and marbles imported from overseas. On the other hand, government policies, such as urban renewal and development program and land sales, may affect the availability of land for property developers to construct and subsequently the demand for wet trades works in Hong Kong may deteriorate. In fact, according to the Lands Department, the area of land sales has dropped from approximately 323.8 thousand square meters in 2016/17 to approximately 143.0 thousand square meters in 2021/22. As a result, the issue of overreliance on government policies and cyclical nature of construction works may adversely impact the development of wet trades works market in Hong Kong.

Risks related to doing business in Hong Kong

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you

For the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, our revenue was derived from wet trades works in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement had given Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiaries in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA - authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiaries in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Nasdaq may apply additional and more stringent criteria for our continued listing

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. In respect of any of the aforementioned concerns, we may be subject to additional and more stringent criteria of Nasdaq for our continued listing, which might cause delay or even denial of our listing application for Purchaser Common Stock.

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If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application, or may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline

We cannot assure you that we will be able to meet Nasdaq’s initial listing standards, or that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks, and their implications to U.S. investors, associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, meaning the number of “non-inspection” years would be decreased from three to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, ZH CPA, LLC, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Denver, Colorado, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. However, the recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Risks related to our initial public offering and ownership of our Ordinary Shares

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity

Upon completion of this Offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the Securities and Exchange Commission and the Nasdaq require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our management team has limited experience managing a public company

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies

Upon completion of this Offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly private companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

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The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We do not currently plan to rely on home country practice with respect to any corporate governance matters. However, if we choose to do follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenue exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our shares held by non-affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following March 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements

We expect that our Chairman and Chief Executive Officer, Mr. Chi Ming Lam will own a majority of our Ordinary Shares following the Offering and continue to be a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. Accordingly, we will be a controlled company under the applicable Nasdaq listing standards. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

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As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the Offering. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please refer to the paragraph titled “Risk Factors – Our significant shareholder has considerable influence over our corporate matters.”

The requirements of being a public company may strain our resources and divert management’s attention

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price

The initial public offering price for our Ordinary Shares will be determined through negotiations between the Underwriter and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those Ordinary Shares at or above the initial public offering price. We cannot assure you that our Ordinary Shares’ initial public offering price, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our Ordinary Shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, the trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in Hong Kong or the PRC that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the perception and attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our shares, regardless of our actual operating performance.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future

The market price of our Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s significant shareholder, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. A few shareholders hold a significant portion of our Ordinary Shares and these are “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

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Future financing may cause a dilution in your shareholding or place restrictions on our operations

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;
●	increase our vulnerability to general adverse economic and industry conditions;
●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and
●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

There may not be an active, liquid trading market for our Ordinary Shares, and we do not know if a more liquid market for our Ordinary Shares will develop to provide you with adequate liquidity

Prior to this Offering, there has not been a public trading market for our Ordinary Shares. We cannot assure you that an active trading market for our Ordinary Shares will develop following this Offering, or if it does develop, that will be maintained. You may not be able to sell your securities quickly or at the market price if trading in our securities is not active. The public offering price for the Ordinary Shares will be determined by negotiations between us and the representatives of the underwriter and may not be indicative of prices that will prevail in the trading market. We intend to apply to list our Ordinary Shares on Nasdaq but we provide no assurance that our ordinary shares will be approved for listing on Nasdaq in connection with this offering. Further, if we are successful in listing the Ordinary Shares on Nasdaq we cannot ensure that an active public market for our Ordinary Shares will develop after this Offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

●	you may not be able to liquidate your investment in our Ordinary Shares;
●	you may not be able to resell your Ordinary Shares at or above the public offering price;
●	the market price of our Ordinary Shares may experience more price volatility; and
●	there may be less efficiency in carrying out your purchase and sale orders.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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You will experience immediate and substantial dilution

The initial public offering price of our Ordinary Shares is substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. Assuming the completion of the Offering, if you purchase Ordinary Shares in this Offering, you will incur immediate dilution of approximately $[*] in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this Offering, you will incur immediate and substantial dilution of your investment. Please refer to the section titled “Dilution.”

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation

Prior to this Offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Accordingly, we will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

In order to address and resolve the foregoing material weakness, we will implement measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring outside financial personnel with requisite training and experience in the preparation of financial statements in compliance with applicable Securities and Exchange Commission requirements within six months from the completion of our offering.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus

Although we are a Cayman Islands incorporated company, we conduct substantially all of our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and executive officers reside within Hong Kong, and most of the assets of these persons are located within Hong Kong. As a result, it may be difficult for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Hong Kong is a Special Administrative Region of the PRC. A foreign judgment can be registered and enforced in Hong Kong either under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”) or at common law. Registration of a foreign judgment under the Ordinance can be made by an ex parte application with the local court but this avenue is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is in essence an independent suit in Hong Kong and the judgment creditor must follow normally applicable service procedures. Judgments entered in the United States and the United Kingdom can be enforced in Hong Kong only at common law. To be eligible for common-law recognition, the judgment must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. With respect to finality, a Hong Kong court will generally refrain from enforcing a judgment during the pendency of an appeal. This raises the possibility of undue delay and asset dissipation. With respect to the requirement of competent jurisdiction of the foreign judgment seeking to be enforced in Hong Kong, it is governed by private international law as interpreted in Hong Kong, not the law of the foreign forum. Jurisdiction can generally be asserted on the basis of the defendant’s physical presence in the foreign forum, appearance in the underlying legal proceeding or prior contractual consent to jurisdiction. Under the common law and the Ordinance, only limited defenses on the grounds such as fraud, due process and Hong Kong public policy can be raised against a duly registered foreign judgment. There is no mechanism for reconsideration of the merits of the underlying foreign litigation.

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law

We are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations in Hong Kong through our wholly-owned Hong Kong Operating Subsidiaries. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands or in Hong Kong in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Our corporate affairs are governed by our Amended Memorandum and Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgage and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, please refer to the section titled “Description of Ordinary Shares – Material Differences in Cayman Islands Law and our Memorandum and Articles of Association and Delaware Law”.

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It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong

We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., however, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

●	Is given by a foreign court of competent jurisdiction;
●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;
●	is final;
●	is not in respect of taxes, a fine or a penalty;
●	was not obtained by fraud; and
●	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

David Fong & Co., our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Hong Kong counsel also advised us that in Hong Kong, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of PRC judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address. If such mail is delayed, it may impair your ability to communicate with us.

We could become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our shares to significant adverse United States income tax consequences

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our Operating Subsidiaries because we own 100% of their stock. However, even if we take into account the assets and income of our Operating Subsidiaries, we may still be considered a PFIC in 2022 and possibly later years, depending on a number of factors, including the composition of our income and assets, how quickly we use our liquid assets, including the cash raised pursuant to this offering (if we determine not to, or are unable to, deploy significant amounts of cash for active purposes our risk of being a PFIC will substantially increase), the market price of our Ordinary Shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for 2022 or any future taxable year. Please refer to the paragraph titled “Taxation – United States Federal Income Taxation”.

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If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our Ordinary Shares. Please refer to the paragraph titled “Taxation – United States Federal Income Taxation”.

We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Ordinary Shares for return on your investment

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Please refer to the section titled “Dividend Policy.” Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Ordinary Shares will likely depend entirely upon any future price appreciation of the Ordinary Shares. There is no guarantee that the Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in the Ordinary Shares and you may even lose your entire investment in the Ordinary Shares.

New climate-related disclosure obligations in proposed SEC rule amendments could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs

In March 2022, the SEC proposed rule amendments that would implement a framework for the reporting of climate-related risks and create a wide range of new climate-related disclosure obligations for all registrants, including us. The proposed rules would require us to include certain climate-related information in registration statements and annual reports, including (i) climate-related risks and their actual or likely material impacts on our business, strategy, and outlook; (ii) our governance of climate-related risks and relevant risk management processes; (iii) information on our greenhouse gas emissions; (iv) certain climate-related financial statement metrics and related disclosures in a note to our audited financial statements; and (v) information about our climate-related targets, goals, and transition plans.

The proposed rules remain open to public comment and may be subject to challenges and litigation. Thus, the ultimate scope and impact of the proposed rules on our business remain uncertain. To the extent new rules, if finalized, impose additional reporting obligations on us, we could face substantial increased costs. Separately, the SEC has also announced that it is scrutinizing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege that our existing climate disclosures are misleading or deficient.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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INDUSTRY DATA AND FORECAST

All the information and data presented in this section has been derived from Frost & Sullivan Limited (“Frost & Sullivan”)’s industry report commissioned by us entitled “The Interconnect Product Market Independent Market Research” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF HONG KONG WET TRADES WORKS MARKET

Definition and Classification

Wet trades works is defined as a subset of fitting-out works. In Hong Kong, wet trades work generally involves the use of dry construction materials mixed with water. Common scope of wet trades works includes plastering, brickwork, wall and floor tiling, painting and decoration, floor screeding and marble works. Wet trades contractors may also provide wet trades related ancillary services such as cleaning, smoothing platform, applying sealant, and washed granolithic screed, on-site logistics services, etc. The demand for wet trades works is associated with construction, renovation, maintenance, addition, and alteration of buildings in mainly residential (e.g., private residential buildings and public housing) and commercial segments (e.g., hotel, office buildings, retail stores and shopping malls), as well as industrial buildings, government buildings, community facilities transportation and public infrastructure and so on.

Wet trades works are carried out in a wide variety of buildings and facilities in Hong Kong, which includes residential buildings, commercial buildings, industrial buildings, government buildings and community facilities. Below sets out the common scope of wet trades works:

●	Plastering, refers to application of coating, with a composition of gypsum or ash, cement, sand with water, that protects and decorates ceiling, floor, wall, and stairs.
●	Brickwork (e.g., bricklaying), bricks are commonly used for the construction of walls with a layer of mortar between bricks to enable bricks to be positioned more easily.
●	Wall and floor tiling, the interior and exterior wall and flooring tiling refers to trimming and connecting ceramic tiles on walls and floors with the application of mortar for grouting.
●	Painting and decoration, refers to the application of a colored tint of interior space for aesthetics purposes.
●	Floor screeding, refers to the application of the mixture of Portland cement, aggregates, and water on the floor surface.
●	Marble works, refers to fabricating, polishing, setting and installation of marble and other limestones in an interior and exterior part (e.g., floor and wall) of a building structure.

Value Chain

Typically, main contractors are responsible for supervising the overall progress and quality of the construction project, monitoring the daily operation of the construction site, and coordinating subcontractors to carry out construction works. Main contractors would subcontract some of the construction works to subcontractors because (i) labour intensive works such as wet trades works are subcontracted to subcontractors for the supply of sufficient direct labour as main contractors generally only hire a small number of direct labour on a permanent basis to control cost; and (ii) subcontractors often possess the necessary experience and expertise in performing specific areas of tasks and it is generally more cost effective to subcontract different parts of construction works to different subcontractors which are specialised in the field of expertise.

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Wet trades subcontractors generally work with main contractors and are mainly responsible for managing wet trades workers, coordinating subcontractors, and supervising the progress and quality of wet trades works. It is common in the wet trades works industry that the works are subcontracted to different subcontractors. These subcontractors include direct labour and are commonly engaged on a project-by-project basis, given the fact that hiring a pool of workers for different trades of works under permanent agreement can be costly. There may be occasions where the main contractors supply certain tooling and miscellaneous services to their wet trade’s subcontractors for the use under the same projects and subsequently deduct such amounts in the relevant payment certificates issued to the wet trade’s subcontractors.

Source: The Frost & Sullivan Report

Market Size of Wet Trades Works in Hong Kong

Driven by the rising housing supply and continuous expansion of the commercial segment, including offices and hotels, and the residential segment, the gross value of wet trades works in Hong Kong increased from approximately HK$9,574.9 million (approximately US$1,227.6 million) in 2016 to approximately HK$11,335.2 million (approximately US$1,453.2 million) in 2021, representing a CAGR of 3.4%. The drop of gross value of wet trades works in 2020 was mainly due to the outbreak of COVID-19 which led to economic downturn and further disrupted the construction industry in Hong Kong.

As set out in the 2021 Policy Address, the Government targets to increase the overall supply of transitional housing in the coming few years, and the launch of the Northern Metropolis Development Strategy contributes to the growth of the new towns, new development areas and development nodes. Together with other supportive government policies and expedited urban renewal, the gross value of wet trades works is expected to increase from HK$12,103.1 million (approximately US$,1551.7 million) in 2022 to approximately HK$15,609.3 million (approximately US$2,001.2 million) in 2026.

Note: The gross value of wet trades works refers to the revenue of the wet trades works industry in nominal term performed by main contractors and subcontractors in construction sites, and is indicative for the revenue of wet trades works contractors involved.

Source: The Frost & Sullivan Report

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Market Size of Wet Trades Works in Hong Kong (Breakdown by Sector)

The private sector contributes to most of the total gross value of wet trades works in Hong Kong. During 2016 to 2021, primarily owing to the rising housing supply and the establishment of various sizeable real estate properties in Kowloon City and Sai Kung, the gross value of wet trade works in the private sector increased from approximately HK$5,992.6 million (approximately US$768.3 million) in 2016 to approximately HK$6,982.5 million (approximately US$895.2 million) in 2021, representing a CAGR of approximately 3.1%, On the other hand, the urban development in Tuen Mun and Kwun Tong has also created the demand for wet trade works. During the same period, the actual public housing units recorded the growth. Accordingly, the gross value of wet trade works in public sector increased from approximately HK$3,582.3 million (approximately US$459.3 million) in 2016 to approximately HK$4,352.7 million (approximately US$558.0 million) in 2021, at a CAGR of approximately 4.0%.

The rising housing supply would serve as the driver to the wet trade works market in Hong Kong. As set out in the release of the “Hong Kong 2030: Planning Vision and Strategy”, the construction of North East New Territories New Development Areas (NDAs) in Kwu Tung North, Fanling North and Ping Che which is expected to accommodate more than 50,000 household residential units in both public and private sectors. Growing along with several private residential properties expected to complete in Ho Man Tin and Cheung Sha Wan, such as the development at Ho Man Tin MTR Station and Hing Wah Street West, in the coming years, the gross value of wet trades works in the private sector is anticipated to grow from 2022 to 2026 at a CAGR of approximately 7.0%, reaching approximately HK$9,865.1 million (approximately US$1,264.8 million) in 2026. Driven by the Long Term Housing Strategy (LTHS) issued in 2020 with total public housing units target for the ten-year period from 2021–22 to 2030–31 of approximately 301,000 units and the continuous investment by the Government in infrastructure with an estimated annual expenditure of over HK$100 billion (approximately US$12.8 billion) on average in the next few years, as proposed by the Chief Executive in the 2020 Policy Address, the gross value of wet trades works in the public sector is expected to grow from approximately HK$4,575.0 million (approximately US$586.5 million) in 2022 to approximately HK$5,744.2 million (approximately US$736.5 million) in 2026, representing a CAGR of approximately 5.9%.

Source: The Frost & Sullivan Report

Market Drivers and Opportunities

Continuous housing supply in Hong Kong: The development of the wet trades market is highly associated with the constructions of buildings and infrastructures. In particular, the gross value of wet trade works in residential buildings segment accounted for over 60% of total gross value of wet trades works in 2021. As set out in the 2021 Policy Address, the Government targets to increase the overall supply of transitional housing to 20 000 units in the coming few years by providing 5 000 additional units, and increase the amount of funding under the relevant funding scheme to HK$11.6 billion (approximately US$1.49 billion). On the other hand, the Northern Metropolis Development Strategy was released by the Government in 2021, covering two district administration areas including Yuen Long District and North District, encompassing mature new towns, new development areas and development nodes, with a total land area of about 300 square kilometres to be developed into a area with highly concentrated residential units, working population and enterprises. Further, the Hong Kong government has issued different policies to drive the housing supply, namely the “Land Sharing Pilot Scheme” addressed in 2020 Policy Address which seeks to unleash the development potential of privately owned agricultural lots for both public and private housing development through public-private partnership; the deployment of “Task Force on Land Supply” which identified some 210 potential sites with 3,235 hectare of land for housing purposes that would provide more than 330,000 of a combination of public and private residential units in the upcoming ten years in Hong Kong, including sites such as the East Lantau Metropolis, periphery of country parks, reclaimed lands, and multiple brownfields. For private sector, the 2022-23 Budget envisaged an estimated average annual production of about 19,000 units in the upcoming five years from 2022 to 2026, substantially greater than the average production of about 17,000 units in the past five years from 2016 to 2021. In turn the demand for construction works and wet trade works would be propelled continuously.

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Urban renewal projects: The HK Government launched the Mandatory Building Inspection Scheme (MBIS) since 2012 and owners of buildings aged 30 years or above and served with statutory notices, are required to carry out the prescribed inspection. According to the Urban Renewal Authority, there will be 326,000 private housing units aged 70 or above by 2046 and there is an urgent need to step up the rejuvenation of dilapidated urban areas, especially for those located at densely-built urban core, such as Sham Shui Po and Kowloon City. As stated in the Annual Report 2019-20 of Urban Renewal Authority (URA), there were more than 10,000 buildings in Hong Kong aged 50 years or above, and the number is forecasted to reach 28,000 by 2046. Further, with a view to safeguarding public safety, the Chief Executive announced in the “2017 Policy Address” to earmark HK$3 billion (approximately US$0.38 billion) and partnered with the Urban Renewal Authority to implement Operation Building Bright assisting them to act in compliance with the requirements under the MBIS. Wet trade works as an essential construction process, the continuous urban renewal project is expected to drive respective demand

Heightened industry standards and customer requirement: Attributable to rising living standard and increasing level of disposable income of Hong Kong citizens, downstream property developer is inclined to expect higher durability of buildings and facilities with minimum defects, future maintenance costs and hassle, which is expected to set a higher standard on the quality of materials, working process and craftsmanship of wet trades works. As property developers are looking to heighten the standard of respective properties in order to enhance competitiveness, demand for quality wet trades works has thus increased in order to fulfil the interior design and inspection requirement. With the higher demand for interior environment of residential flats and commercial buildings, including the texture, color and materials used in the design, as well as the use of fixtures, furniture and other accessories, quality of works is becoming the key focus of competition in wet trade works industry. Therefore, well-established wet trades work contractors with quality of works are preferred by property developers and main contractors.

Expedite development of commercial area: According to the Rating and Valuation Department of Hong Kong, the number of sale and purchase agreements of commercial units has increased from 1,520 units to 2,189 units during 2016 to 2021 and the total consideration of offices and commercial units increased from HK$24.5 billion (approximately US$3.16 billion) to HK$42.0 billion (approximately US$5.38 billion). With the enhanced accessibility and infrastructural development and support in areas, such as Kowloon East and Island East, rapid expansion and wet trades works are constantly required in these areas. Regarding Hong Kong government policy, 8 sites will be put up for sale and development of commercial buildings under the Land Sale Programme during 2020 to 2022. Several hotels and shopping malls are planning to upgrade in view of the market dynamics. The expanding commercial activities, development of new business district, residential and entertainment facilities will support the growth of wet trades market. Moreover, the continuous investment by the Government in infrastructure with an estimated annual expenditure of over HK$100 billion (approximately US$12.8 billion) on average in the next few years, as proposed by the Chief Executive in the 2020 Policy Address, will increase the demand for wet trades works

Market Trend and Outlook

Wider application of machinery and equipment: As specified in the “Designated Workers for Designated Skills” Provision under the Construction Workers Registration Ordinance (CWRO), only registered skilled workers or semi-skilled workers of designated trade divisions are allowed to independently carry out construction works of related trade division on construction sites, which aims at improving the quality of construction works and workers. It is expected that using machinery and equipment such as plaster spray machine and floor screeding machine to replace labour will become one of the market trends in the future. It is increasingly common to replace manual operation with the use of plaster spray machines for wet trades projects involving plastering works to increase the productivity of workers and further enhance the quality of craftsmanship. The use of plaster spray machines enables workers to complete a larger coverage of plastering works as compared to relying on traditional manual works over the same duration of time.

Increasing training and revitalised manpower in the industry: To alleviate manpower shortage in construction industry, with the support of Development Bureau, the Construction Industry Council (“CIC”) launches the “Advanced Construction Manpower Training Scheme - Pilot Scheme (Structured On-the-job) to train up semi-skilled workers to become skilled workers. The CIC has also launched the Construction Industry Council Relief Fund – Multi-skills Training Scheme for Registered Workers to assist the underemployed or temporarily unemployed registered construction workers in acquiring new skills to enhance their competitiveness to prepare for further development in the industry. Labour in the wet trade works industry is expected to garner related skills continuously with increased productivity and efficiency.

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Technology-driven operational model: Outlined in the Policy Address in 2021, the implementation of Construction 2.0, which include the wider use of I&T and Modular Integrated Construction, shall enhance the overall operational performance of various sector in the construction industry. In the wet trade industry, converting project specifications into visual graphics can facilitate design project better and conduce to better communication between stakeholders. Building Information Modelling works as a cutting-edge 3D modelling and visualization tool to efficiently handle design, tender, construction, and maintenance process, which is able highly reduce the risk for improper design due to onsite limitation. In the long run, the wet trades work industry is expected to grow towards the assimilation of technology throughout the design and build process The adoption of various technology tools is expected to streamline procedures, elevate operating efficiency, and propel sustainable business model for service providers.

Market Constraints and Challenges

Cyclical nature of construction industry: As a part of the construction industry, wet trades works market follows the cyclicality of the construction industry, which is generally considered to be highly related to macroeconomic conditions, government policies and business cycle. For example, in the event of an economic downturn, the tightened financial budgets and higher costs of financing may make project owners be more conservative in initiating new projects or investing more resources. Similarly, if there are signs of slowing down in land supply or development programs of the HK Government, the growth of wet trades works market in Hong Kong may be hindered.

Shortage of Labor and Increasing Labor Cost: According to the Construction Industry Council, labor engaged in the wet trade works industry in Hong Kong, including plasterer, bricklayer and concreter have all categorized into the list of shortage trades. Due to the aging population and higher requirements on skills and qualifications of workers, the wet trades market in Hong Kong has been facing serious problems of shortage of experienced and skilled labour. Therefore, in order to attract qualified workers, market participants may need to adopt measures including competitive remuneration packages, growth opportunities and flexible schedule. The increasing competition for talents will result in higher labour cost and pose a challenge to the growth of wet trades market.

Higher material cost: The price of raw material in the wet trade works industry has risen continuously. For example, prices of sand, Portland cement and concrete blocks have increased from 2016 to 2021, registering CAGRs of approximately 17.6%, 3.1% and 4.1% respectively. Amongst all raw materials used in wet trades works, the average price of sand has increased the most, primarily due to the limited supply of river sand in the PRC. The inflation in material cost will result in higher expenditure of wet trades market participants, which may further negatively impact of profit margin.

Labor Cost Analysis

Generally, wet trades works required plasterer, marble worker, bricklayer, and concreter. According to Frost & Sullivan, the average daily wages of major wet trades workers, have increased from approximately HK$1,440.1 (approximately US$184.6) per day in 2016 to approximately HK$1,445.7 (approximately US$185.3) per day in 2021, representing a CAGR of 0.1%. The decrease of wage of wet trade works workers in 2018 was mainly due to increase of labour supply. For instance, as compared to 2017, the number of bricklayer and concreter increased by approximately 11.5% and 8.0% in 2018, respectively. In 2019, there was slight decrease in gross value of construction works in the private sector due to uncertainties including the developments of the US-China trade relations and the local social incident, which in turn led to the decrease in demand, and thus, the average daily wages of wet trade workers in Hong Kong. The average daily wages of wet trade workers increased from HK$1,415.4 (approximately US$181.5) in 2019 to HK$1,464.1 (approximately US$187.7) in 2020. Due to the outbreak of COVID-19 in 2020, some ongoing construction projects have been postponed, which led to temporary decrease in the demand for construction workers and the slowdown in growth of average daily wages of wet trade workers in 2021. The rise in the average daily wages of wet trades workers was principally due to the imbalance between the demand and supply of experienced construction workers available in the market and the labour shortage is very likely to continue in the future years, which the average daily wages of wet trades workers will grow at a CAGR of 2.2% during 2022 to 2026.

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Note: the average daily wage of wet trades workers is calculated based on the average daily wages of plasterer, marble worker, bricklayer, and concreter.

Source: The Frost & Sullivan Report

Raw Material Cost Analysis

Portland cement, hydraulic lime, concrete blocks, aggregates, sand, paint and glazed ceramic wall tiles are major raw construction materials for wet trades works. The average prices of all the construction materials applied in wet trades works have shown an increasing trend in the past years. Amongst all the wet trades works materials, the average price of sand has significant growth, which increased at a CAGR of 17.6% from approximately HK$137.7 (approximately US$17.7) per metric tonne in 2016 to approximately HK$310.0 (approximately US$39.7) per metric tonne in 2021 due to the limited supply of river sand in the PRC. The rise in raw material costs was mainly attributable to the continuous construction works being carried out in Hong Kong, which has supported the demand for these construction materials, as well as limited supply of certain materials such as river sand. In the following years, the average prices of major construction materials in wet trade works are likely to climb up as the demand for such materials is expected to remain high due to the sustained construction projects commenced in Hong Kong.

Item	Unit	2016	2017	2018	2019	2020	2021	2022E	2026E	CAGR (2016- 2021)	CAGR (2022E- 2026E)
Portland cement	HK$ per metric tonne	714.7	699.9	698.5	727.8	747.3	832.5	834.2	840.8	3.1%	0.2%
Hydraulic lime	HK$ per metric tonne	585.5	700.5	630.2	625.1	630.5	631.5	636.5	657.1	1.5%	0.8%
Concrete blocks	HK$ per metric tonne	76	76.4	77	79.8	80.5	93	93.8	97.2	4.1%	0.9%
Aggregates	HK$ per metric tonne	67.8	59.3	65.2	70.7	88	100	102.5	113.1	8.1%	2.5%
Sand	HK$ per metric tonne	137.7	121.4	204.4	276.7	281.3	310	350.3	571.1	17.6%	13.0%
Paint	HK$ per litre	51.9	51.5	53	55.4	56.2	59.8	60.9	65.9	2.9%	2.0%

Note: The average price of paint includes emulsion paint and acrylic paint, whereas that of glazed ceramic wall tiles include both white tiles and colour tiles.

Source: The Frost & Sullivan Report

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Competition Overview

The wet trades work market in Hong Kong is considered as fragmented in terms of number of market participants. According to Construction Industry Council, there were over 500 contractors registered under the trade specialties of “Finishing Wet Trades” by the end of 2021.

The Group is the leading wet trade works subcontractors with a market share of approximately 0.4 % in 2021.

Entry Barriers

Capital requirement: Capital requirements serve as the barrier to the new entrants in the wet trade works market. In the wet trade works industry, a sufficient capital reserve is required for recruitment of workers, raw materials procurement as well as payment to workers. In addition, substantial amount of capital may be needed for the issuance of surety bond if required by customers. Market participants with sufficient capital are more likely to undertake sizable projects compared with those contractors without sufficient resources. Contractors without plants might lose in the competition and exit the market afterwards.

Proven track record and reputation: Proven track record is one of the key competitive factors in the wet trade works industry. Credible track record for quality of works, efficient division of labor, timely delivery within budget control are the critical metrics for the companies to perform wet trade works. Property developers and main contractors in Hong Kong prefer working with wet trade contractors who have proven track record. New entrants without sound reputation built on the past collaboration with the industry stakeholders and experience in delivering services would compromise a company’s overall competitiveness in the market.

Technical Knowhow: Technical knowledge is one the key barriers for new market entrants of wet trade works. Existing market participants generally have a strong understanding towards plastering works, tiles laying works, bricklaying, wall and floor tiling, painting and decoration, floor screeding and marble works in order to deliver quality services. With technical know-how. the performance of the existing players and their quality of works can be assured to meet quality standards. Comparatively, new market entrants without technical know-how and experienced management teams may be less competitive.

Factors of Competition

Subcontractors’ registration scheme: The Group is a registered finishing wet trades subcontractor under the Registered Specialist Trade Contractor Scheme (formerly known as the Subcontractors Registration Schemes), of the Construction Industry Council. The Registered Specialist Trade Contractor Scheme is introduced by the Construction Industry Council to build up a pool of capable and responsible subcontractors with specialized skills and strong professional ethics in building and engineering works. The major client organizations and contractors trade associations have pledged support for the Scheme. Main contractors are required to engage the registered subcontractors under the scheme for public sector projects and credits would be granted to the registered subcontractors in tendering process. The registration enables the subcontractors to further enhance recognition in track record, financial stability, and expertise in the industry, thus expanding business networks.

Established business relationship: In the wet trade industry, long established relationship with customer implies a better understanding of customers’ requirements and enable a better offering of customer services and saving the time and cost in coordination. By leveraging the good working relationship built on collaboration with industry stakeholders, time and cost could be greatly saved in the day-to-day operation. Further, a good relationship with suppliers of materials would help wet trade services providers maintain a competitive pricing and stable supply. As such, it would further enhance the execution capacity of the wet trades works contractors.

Wide Variety of Expertise: During wet trade works, variety of expertise are involved such as plastering, floor screeding and bricklaying. Given the high standard of specialized wet trades works, contractors with proven industry know-how have the competitive advantage in the wet trade works industry in Hong Kong. Moreover, extensive capacity is one of the most important criteria for selecting contractors during tendering process, which in turn increases the possibility of bidding large scale projects.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of Ordinary Shares of approximately up to $[*], based upon an assumed Offering Price of $[   ] per share, and after deducting estimated underwriting fees and commissions and estimated offering expenses.

Each $[   ] increase (decrease) in the assumed Offering Price of $[   ][   ] per share would increase (decrease) the net proceeds to us from this Offering by $[*], assuming the number of Ordinary Shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting fees and commissions.

The primary purposes of this Offering are to create a public market for our Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital.

We intend to use the net proceeds of this Offering as follows:

●	36% to be used for expanding our workforce

Along with the expansion in our business scale and operation, we consider that it is imperative to expand our workforce in order to enhance our project management capabilities. We currently plan to hire additional project supervision staff, safety supervision staff, quantity surveyors, finance and administration staff and general workers to cope with the expected growth in our business.

●	20% to be used for repayment of bank borrowings and finance leases

As at September 30, 2022, we had (i) an outstanding bank borrowings balance of US$3,535,256, of which the bank borrowings of US$2,309,699 will be payable within one year; and (ii) finance lease liabilities of US$342,496, of which US$83,139 will be payable within one year. We believe that the repayment of our bank borrowings and finance lease liabilities would reduce the financial burden and interest expenses of our Group and would reduce our risk of insolvency if any unforeseen circumstances arise.

●	2% to be used for acquiring additional equipment

We generally deploy our self-owned equipment for the use of our subcontractors in carrying out their works in our projects. Taking into consideration the needs for equipment arising from our business strategy in undertaking additional and more sizeable wet trades works projects, we consider that it is crucial for our Group to further enhance our set of equipment in order to facilitate our subcontractors in carrying out their works in our projects. We intend to acquire additional forklifts, plaster spray machines and/or motor vehicles to (i) improve our overall work efficiency and technical capability; and (ii) enhance our flexibility to deploy our resources more efficiently.

●	2% to be used for procuring an enterprise resources planning system

We intend to enhance our information technology capability and increase our efficiency in project implementation. In this regard, we plan to procure an enterprise resources planning system which can (i) facilitate the material ordering process; (ii) facilitate the purchase orders approval process; (iii) facilitate the processing of purchase orders; (iv) reduce errors and duplication of purchase orders; (v) facilitate the management of purchase orders; and (vi) enhance documentation and automates manual procedures.

●	The remaining 40% to be used for general working capital.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This expected use of our net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions as they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending any use of proceeds described above, we plan to invest the net proceeds from this Offering in short-term, interest-bearing, debt instruments or demand deposits.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

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DIVIDEND POLICY

Saved as the dividends declared by our Operating Subsidiaries, we have not previously declared or paid cash dividends and we have no intention to declare or pay any dividends in the near future on the Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Please see the section entitled “Taxation” of this prospectus for information on the potential tax consequences of any cash dividends declared.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our British Virgin Islands subsidiary, MS (HK) Construction Engineering Limited, and our Hong Kong Operating Subsidiaries. There are no taxes on dividend income in Hong Kong and the British Virgin Islands.

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CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2022

●	On an actual basis; and

●	On a pro forma basis to give effect to the sale of up to [ ] Ordinary Shares by us in this Offering at the assumed Offering Price of $[ ] per share, after deducting the estimated underwriting commissions and estimated Offering expenses.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and the sections titled “Use of Proceeds” and “Description of Ordinary Shares.”

	As Reported	Pro Forma for the Offering
Ordinary Shares	$	$
Subscription receivable	$	$
Additional Paid-in Capital	$	$
Retained earnings	$	$
Total Equity	$	$
Total Capitalization	$	$

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DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the Offering Price per Ordinary Share and the pro forma net tangible book value per Ordinary Shares after the Offering. Our pro forma net tangible book value as of September 30, 2022 was $[*], or $[*] per share. Our net tangible book value per share set forth below represents our total tangible assets less total liabilities, divided by the number of shares of our share stock outstanding before the Offering. Our pro forma net tangible book value per share set forth below represents our total tangible assets (as adjusted to account for the net proceeds of the Offering) less total liabilities, divided by the number of shares of our share stock outstanding after the Offering (using the assumed Offering Price of $[   ] per Ordinary Share).

Dilution results from the fact that the per Ordinary Share Offering Price is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares. After giving effect to our issuance and sale of 5 [ ] Ordinary Shares in this Offering at an assumed Offering Price of $[ ][ ] per share, and after deducting the estimated underwriting discounts and offering expenses payable by us, the pro forma as adjusted net tangible book value as of September 30, 2022 would have been $[*], or $[*] per share. This represents an immediate increase in net tangible book value to existing shareholders of $[*] per share. The Offering Price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares in this Offering will suffer an immediate dilution of their investment of $[*] per share. The following table illustrates this per share dilution to the new investors purchasing shares in this Offering:

Offering
Assumed Offering Price per Ordinary Share	$	[ ]
Net tangible book value per Ordinary Shares as of September 30, 2022	$
Increase per Ordinary Shares attributable to this Offering	$	[*]
Pro forma net tangible book value per Ordinary Share after the Offering	$	[*]
Dilution per Ordinary Share to new investors	$	[*]

A $1.00 increase (decrease) in the assumed Offering Price of $[ ] per share would increase (decrease) the pro forma net tangible book value by $[*], the pro forma net tangible book value per share after this Offering by $[*] per share and the dilution in pro forma net tangible book value per share to investors in this Offering by $[*] per share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting fees and commissions and offering expenses payable by us.

The following chart illustrates our pro forma proportionate ownership, upon completion of this Offering by present shareholders and investors in this Offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this Offering at the assumed Offering Price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the Offering.

	Shares purchased			Total consideration			Average price
	Amount	Percent (%)		Amount	Percent (%)		Per Share ($)
Existing shareholders			%	[*]	[*]	%	[*]
New investors			%	[*]	[*]	%	[*]
Total			%	[*]	[*]	%	[*]

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto and other financial information, which are included elsewhere in this prospectus. This discussion contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business”, “Risk Factors” and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this registration statement. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 2, 2022, as a holding company of our business, which is primarily operated through our indirectly wholly-owned Hong Kong Operating Subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited (the “Operating Subsidiaries”). Ming Shing Group Holdings Limited (the “Company”) is not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by our Operating Subsidiaries in Hong Kong. We mainly engage in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works, and marble works. To a much lesser extent, we also provide small-scale fitting out services, such as renovation works to our customers.

MS (HK) Engineering Limited and MS Engineering Co., Limited were founded in 2012 and 2019 respectively. In our operating history of approximately ten years, we have focused on providing wet trades works services in the role of subcontractor, and built up our expertise and track record in wet trades work. We have focused on the role of project management and supervision in carrying out our projects, and we have engaged subcontractors to perform substantial parts of the site works under our supervision. Typically, our major responsibilities in a project include (i) arranging site preparatory and preliminary works; (ii) engaging and supervising our subcontractors; (iii) monitoring the implementation of site works; (iv) conducting site safety supervision and quality control; and (v) developing a detailed work schedule and work allocation plan.

We, through our Operating Subsidiaries, are mainly engaged in private sector projects in Hong Kong. Thus far, our private sector projects have mainly involved private residential developments and commercial developments. The project owners of our private sector projects have generally been property developers, and our customers have generally been main contractors and wet trades works subcontractors engaged under such projects. To a lesser extent thus far, we have also been engaged in public sector projects in Hong Kong. Our public sector projects have mainly involved public residential developments as well as infrastructure and public facilities developments. The customers of our public sector projects have generally been main contractors engaged by Government departments and statutory bodies.

As of the date of this prospectus, MS (HK) Engineering Limited is (i) a registered subcontractor under the marble, granite, and stone work with specialties in marble/granite work, painting, and miscellaneous cleaning services of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council; and (ii) a registered specialist trade contractor in the designated trade category of plastering (Group 2) under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

For the six months ended September 30, 2022 and 2021, total revenue was US$10,812,021 and US$4,475,529, respectively. For the six months ended September 30, 2022, our gross profit and net income were US$1,977,210 and US$1,863,439 respectively, as compared to our gross profit and net income of US$815,972 and US$541,948, respectively for the six months ended September 30, 2021. For the years ended March 31, 2022 and 2021, total revenue was US$14,383,980 and US$6,154,135, respectively. For the year ended March 31, 2022, our gross profit and net income were US$2,628,869 and US$1,803,509, respectively, as compared to our gross profit and net income of US$1,119,808 and US$1,272,722, respectively, for the year ended March 31, 2021.

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A reorganization of the Company (the “Reorganization”) was completed on December 5, 2022. On August 2, 2022, the Company was incorporated in the Cayman Islands and issued 50,000 ordinary shares at par value of US$1 to Mr. Chi Ming Lam. On August 17, 2022, MS (HK) Construction Engineering Limited (“MSC”) was incorporated in the British Virgin Islands as a wholly owned subsidiary of the Company. On November 25, 2022, MSC entered into share exchange agreements with the Company and Mr. Chi Ming Lam. Pursuant to the share exchange agreements, the Company issued 11,249 ordinary shares at par value of US$1 to Mr. Chi Ming Lam in exchange of 100% ownership of MS (HK) Engineering Limited and MS Engineering Co., Limited via MSC. Upon completion of the above share exchange, MS (HK) Engineering Limited and MS Engineering Co., Limited became direct wholly-owned subsidiaries of MSC. On November 25, 2022, Mr. Chi Ming Lam proposed to surrender 49,999 shares to the Company for cancellation, and the Company approved the surrender and cancellation of such shares on December 2, 2022. On December 5, 2022, Mr. Chi Ming Lam, the then sole shareholder of our Company resolved and approved a subdivision of each of the issued and unissued shares with a par value of USD1 each into 2,000 shares with a par value of USD0.0005 each as part of the Company’s reorganization (the “Share Subdivision”). Subsequent to the Share Subdivision, the authorized share capital of the Company shall become USD50,000 divided into 100,000,000 ordinary shares with a par value of USD0.0005 each, of which 22,500,000 Ordinary Shares were held by Mr. Chi Ming Lam. Mr. Chi Ming Lam proposed to surrender 6,450,000 shares to the Company for cancellation, and the Company approved the surrender and cancellation of such shares on December 8, 2022. Subsequently, Mr. Chi Ming Lam holds 16,050,000 Ordinary Shares of the Company with a par value of USD0.0005.

During the years presented in these financial statements, the control of the entities has never changed (always under the control of Chi Ming Lam). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for years ended March 31, 2022 and 2021, except for MS Engineering Co., Limited which was under common control started from October 20, 2021. The results of the subsidiaries are included in the financial statements for both periods and MS Engineering Co., Limited started from October 20, 2021.

Our principal growth strategies are to further strengthen our market position, increase our market share, and capture the growth in the Hong Kong wet trades works industry. We intend to achieve our business objectives by expanding our scale of operation through our intended effort in actively seeking opportunities in undertaking additional wet trades works projects, from both our existing and potential new customers, on top of our present scale of operation and our current projects on hand. To achieve these goals, we plan to implement the following strategies:

Enhance competitiveness and expanding our market share

We believe that we should focus on deploying our resources towards competing for additional and more sizeable wet trades works projects in Hong Kong. However, the number of projects that can be executed by us concurrently at any given time is constrained by our then available resources, including availability of our manpower and working capital. We plan to enhance our competitiveness by strengthening our manpower and working capital in order to capture the potential opportunities in the growing wet trades works market.

Acquiring additional equipment

We generally deploy equipment owned by us for use by our subcontractors in our projects. We believe that it is crucial for us to enhance our set of equipment in order to best equip our employees and our subcontractors enabling them to carry out their work. We believe that a larger set of equipment will allow us to (i) improve our overall work efficiency and technical prowess; and (ii) improve our ability to utilize our resources more efficiently.

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Enhancing our brand

We secured our new business through direct invitations for tenders from customers. We believe that we can further broaden our customer base by increasing our marketing efforts to promote our brand and market presence in the wet trades works industry in Hong Kong.

Our planned marketing efforts include (i) setting up dedicated web pages for advertising our services; (ii) placing advertisements in industry publications; (iii) sponsoring business events and charity functions organized by property developers and construction contractors; (iv) sending promotional booklets and other promotional materials for advertising our services; and (v) approaching potential customers more actively to secure new business opportunities for our wet trades works services.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

Non-recurrent nature of our projects

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

Performance and availability of our subcontractors

We focus on the role of project management and supervision in carrying out our projects and we generally engage subcontractors to perform part of the site works under our supervision. In order to control and ensure the quality and progress of the works of our subcontractors, we select subcontractors based on their quality of services, qualifications, skills and technique, prevailing market price, delivery time, availability of resources in accommodating our requests, and reputation. There is no assurance that the work quality of our subcontractors can always meet our requirements. We may be affected by the non-performance, inappropriate, or poor quality of works rendered by our subcontractors. Such events could impact upon our profitability, financial performance, and reputation. In addition, there is no assurance that we will always be able to secure services from suitable subcontractors when required, or be able to negotiate acceptable fees and terms of service with subcontractors. In such events, our operation and financial position may be adversely affected.

In the event that our subcontractors fail to follow the safety guidelines and other requirements imposed by our customers, we may be liable to pay to our customers the expenses and penalties incurred by them. Although we are entitled to be compensated by our subcontractors in relation to such penalties under the subcontracting agreement, we may not be able to claim from such subcontractors in order to maintain a stable relationship with our major subcontractors. In such event, we may be subject to additional costs and penalties incurred by our subcontractors in relation to their failure to comply with the safety procedures and other requirements imposed by our customers.

Estimation of project costs

When determining our tender price, our management would estimate the time and costs involved in a project taking into account (i) the scope of works; (ii) the price trend for the types of subcontracting services as well as materials required; (iii) the complexity and the location of the project; (iv) the estimated number and types of equipment required; (v) the completion time requested by customers; and (vi) the availability of our labor and financial resources.

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There is no assurance that the actual amount of time and costs incurred during the performance of our projects would not exceed our estimation. The actual amount of time and costs incurred in completing a project may be adversely affected by many factors, including unforeseen site conditions, adverse weather conditions, accidents, non-performance by our subcontractors, unexpected significant increase in costs of materials agreed to be borne by us, unexpected increase in the amount of rectification works requested by our customers and other unforeseen problems and circumstances. Any material inaccurate estimation in the time and costs involved in a project may give rise to delays in completion of works and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability, and liquidity.

Impact of COVID-19

On January 30, 2020, the World Health Organization declared the outbreak of COVID-19 a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” Governments in affected countries are imposing travel bans, quarantines, and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. These measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak.

In the longer-term, if there is any resurgence of COVID-19 pandemic in Hong Kong, due to the spread of the Delta variant, the Omicron variant, or other new variants, it is likely to adversely affect the economies and financial markets of many countries, and could result in a global economic downturn and a recession. This would likely adversely affect the Company’s business, and, in turn negatively impact its business and results of operations.

Our operations may be negatively affected if any of our employees or employees of our subcontractors is suspected of contracting or having contracted COVID-19, since this may require us and our subcontractors to quarantine some or all of the relevant employees and disinfect our project sites and facilities. If these adverse impacts materialize and persist for a substantial period of time, they may significantly and adversely affect our business operations and financial performance.

In addition, if the Government introduces further measures to combat the spread of COVID-19 including import controls or lockdown policy on a city-wide scale, there is no assurance that our suppliers would be able to (a) maintain their normal business operations without disruptions; and/or (b) deliver the services, materials or subcontracting services to us without delay, and there is no guarantee that we would be able to source the services, materials or subcontracting services from alternative suppliers in time if such measures persist for a substantial period.

Some of our employees and our subcontractors’ employees have been tested positive of COVID-19 during the six months ended September 30, 2022 and 2021. To the best knowledge of our directors after making reasonable enquiries, all of our employees who were previously tested positive for COVID-19 have already resumed work as of September 30, 2022.

During the six months ended September 30, 2022 and 2021, no construction activities on our project sites were temporarily suspended due to confirmed COVID-19 cases. Based on the best estimation of our management, our projects are expected to complete according to their respective project schedule and we did not experience any cancellation of existing work orders in respect of the projects affected by COVID-19.

Our Group experienced temporary disruption to the supply of materials and toolings from February 2022 to late-April 2022 due to brief disruption to the supply chain and cross-border transportation, which resulted in temporary impediment to our operation during the fifth wave of outbreak of COVID-19 attributable to the SARS-CoV-2 Omicron variant in Hong Kong. We believe that the temporary disruption to the supply of materials and toolings did not have long-lasting adverse impact on our operation taking into consideration (i) the supply chain for construction materials and toolings and cross-border transportation have resumed to normal level since late-April 2022 and we have not experienced any material disruption in the supply of materials and toolings thereafter; and (ii) we have used our best endeavour to mitigate the impact of disruption through sourcing materials and toolings from suppliers with adequate inventories.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the regulations of SEC. They include the financial statements of our Company and our subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

Please also refer to the crucial accounting policies, judgments and estimates adopted by our Company discussed in Note 2 to the consolidated financial statements.

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Summary of Results of Operations

Comparison of Six Months Ended September 30, 2022 and 2021

The following table sets forth key components of our results of operations for the six months ended September 30, 2022 and 2021. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended September 30,				Changes
	2022		2021		Amount		%
	(Unaudited)		(Unaudited)
Revenue	US$	10,812,021	US$	4,475,529	US$	6,336,492	141.6%
Cost of revenue		(8,834,811)		(3,659,557)		5,175,254	141.4%
Gross profit		1,977,210		815,972		1,161,238	142.3%

Operating expenses
General and administrative expenses		(300,248)		(224,087)		76,161	34.0%
Total operating expenses		(300,248)		(224,087)		76,161	34.0%

Income from operations		1,676,962		591,885		1,085,077	183.3%
Other income (expense)
Interest expense, net		(81,779)		(25,887)		55,892	215.9%
Other income		523,257		47,473		475,784	1002.2%
Total other income, net		441,478		21,586		419,892	1945.2%

Income before tax expense		2,118,440		613,471		1,504,969	245.3%
Income tax expense		(255,001)		(71,523)		183,478	256.5%
Net income and total comprehensive income		1,863,439		541,948		1,321,491	243.8%

Revenue

Our revenue was US$10,812,021 for the six months ended September 30, 2022 as compared to US$4,475,529 for the six months ended September 30, 2021, representing an increase of approximately US$6,336,492, or approximately 141.6%. The increase in revenue was mainly attributable to the increase in the number of our projects from 7 for the six months ended September 30, 2021 to 14 for the six months ended September 30, 2022, of which the number of our projects contributed revenue of over US$500,000 during the year increased from 3 for the six months ended September 30, 2021 to 6 for the six months ended September 30, 2022. We believe that our proven track record of quality works, our expertise in wet trades operations and our ability to deliver work on time are the crucial factors that enable us gain our customers’ trust and give us a competitive edge when tendering for projects, and therefore our number of projects increased as well as recorded an increase in tender success rate throughout the past years.

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The following table sets forth the breakdown of our revenue by project sector for the six months ended September 30, 2022 and 2021, respectively:

	For the Six Months ended September 30,		Changes
	2022	2021	Amount	%
	(Unaudited)	(Unaudited)
	US$	US$	US$
Revenue
Public	765,629	1,453,551	(687,922)	(47.3)%
Private	10,046,392	3,021,978	7,024,414	232.4%
Total revenue	10,812,021	4,475,529	6,336,492	141.6%

Our revenue from public sector projects was US$765,629 for the six months ended September 30, 2022 as compared to US$1,453,551 for the six months ended September 30, 2021, representing a decrease of approximately US$687,922, or approximately -47.3%. The decrease in revenue from public sector projects was mainly due to the decrease in the amount of works performed by our Group in two ongoing sizable public projects. Such two projects were awarded in mid-2020 and early 2021, respectively, and were substantially completed before the six months ended September 30, 2022.

Our revenue from private sector projects was US$10,046,392 for the six months ended September 30, 2022 as compared to US$3,021,978 for the six months ended September 30, 2021, representing an increase of approximately US$7,024,414, or approximately 232.4%. The increase in revenue from private sector projects was mainly attributable to the increase in the number of our private projects from 4 for the six months ended September 30, 2021 to 11 for the six months ended September 30, 2022.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the six months ended September 30, 2022 and 2021:

	For the Six Months ended September 30,		Changes
	2022	2021	Amount	%
	(Unaudited)	(Unaudited)
	US$	US$	US$
Cost of revenue
Subcontracting costs	6,576,041	3,218,165	3,357,876	104.3%
Material costs	1,656,653	164,006	1,492,647	910.1%
Direct labor costs	445,449	202,622	242,827	119.8%
Overhead costs	156,668	74,764	81,904	109.6%
Total cost of revenue	8,834,811	3,659,557	5,175,254	141.4%

Cost of revenue, primarily consist of subcontracting costs, direct labor costs, materials costs, and overhead costs such as depreciation of equipment that are directly attributable to services provided. We incurred cost of revenue of US$8,834,811 for the six months ended September 30, 2022, as compared to US$3,659,557 for the six months ended September 30, 2021, an increase of US$5,175,254, or 141.4%. The increase was generally in line with the increase in revenue while the increase in material cost for the six months ended September 30, 2022 was mainly attributable to the increase in number and size of projects that required the Group to purchase more materials during the six months ended September 30, 2022.

Gross profit and gross profit margin

Our total gross profit was US$1,977,210 for the six months ended September 30, 2022, as compared to US$815,972 for the six months ended September 30, 2021, an increase of US$1,161,238, or 142.3%. The increase in total gross profit was mainly attributable to the increase in revenue as discussed above. Our total gross profit margin remained stable at 18.3% for the six months ended September 30, 2022 and 18.2% for the six months ended September 30, 2021.

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Our gross profit and gross profit margin from our revenue by project sector is summarized as follows:

	For the Six Months ended September 30,				Changes
	2022		2021		Amount		%
	(Unaudited)		(Unaudited)
Public sector projects
Gross profit	US$	103,125	US$	263,130	US$	(160,005)	(60.8)%
Gross profit margin		13.5%		18.1%		(4.6)%

Private sector projects
Gross profit	US$	1,874,085	US$	552,842	US$	1,321,243	239.0%
Gross profit margin		18.7%		18.3%		0.4%

Total
Gross profit	US$	1,977,210	US$	815,972	US$	1,161,238	142.3%
Gross profit margin		18.3%		18.2%		0.1%

Our gross profit from public sector projects was US$103,125 for the six months ended September 30, 2022, as compared to US$263,130 for the six months ended September 30, 2021, a decrease of US$160,005, or -60.8%. The decrease in gross profit was mainly due to the decrease in revenue from public sector projects as discussed above, as well as the decrease in gross profit margin for public sector projects. Our gross profit margin from public sector projects decreased from 18.1% for the six months ended September 30, 2021 to 13.5% for the six months ended September 30, 2022, which was mainly because we recorded a relatively lower gross profit margin for one of our public sector projects. Such project was with tight schedule for which we worked overtime and incurred higher subcontracting costs for this project during the six months ended September 30, 2022.

Our gross profit from private sector projects was US$1,874,085 for the six months ended September 30, 2022, as compared to US$552,842 for the six months ended September 30, 2021, an increase of US$1,321,243, or 239.0%. The increase in gross profit was mainly attributable to the increase in revenue from private sector projects as discussed above. Our gross profit margin from private sector projects remained relatively stable at 18.7% for the six months ended September 30, 2022 and 18.3% for the six months ended September 30, 2021.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff costs, motor vehicle expenses, office supplies and upkeep expenses, legal and professional fees, change of credit loss allowance and other miscellaneous administrative expenses. We incurred general and administrative expenses of US$300,248 for the six months ended September 30, 2022, as compared to US$224,087 for the six months ended September 30, 2021, an increase of US$76,161, or 34.0%. The increase was mainly due to the increase in our staff costs and other expenses such as motor vehicle and entertainment expenses.

Other income (expense)

Other income (expense) mainly includes interest expense and other income.

Interest expense. We incurred interest expense of US$81,779 for the six months ended September 30, 2022, as compared to US$25,887 for the six months ended September 30, 2021, an increase of US$55,892, or 215.9%. The increase was mainly due to the increase in our bank borrowings during the six months ended September 30, 2022.

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Other income mainly represents the government grants received by our Group and other miscellaneous income. We received government grants of US$505,692, for the six months ended September 30, 2022, as compared to US$44,021 for the six months ended September 30, 2021, an increase of US$461,671, or 1,048.8%. Government grants received by our Group during the six months ended September 30, 2022 include Employment Support Scheme under Anti-Epidemic Fund, which represented the wage subsidies granted to our Group for the use of paying wages and Mandatory Provident Fund of regular employees from May to July 2022, while no grants under such scheme received by our Group during the six months ended September 30, 2021. Such government grant was designed to be relief measures in response to the COVID-19 pandemic and is non-recurring in nature.

Income tax expense

Our company, Ming Shing Group Holdings Limited, was incorporated in the Cayman Islands. Our wholly owned subsidiary, MS (HK) Construction Engineering Limited, was incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our two indirectly wholly-owned subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited, are subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,410), and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,410). For the six months ended September 30, 2022 and 2021, our Group had assessable profits arising in Hong Kong and provision for Hong Kong profits tax has been made accordingly. Our effective tax rate remained stable at approximately 12.0% and 11.7% for the six months ended September, 2022 and 2021, respectively.

Net income and total comprehensive income

As a result of the forgoing, we reported a net income and total comprehensive income of US$1,863,439 for the six months ended September 30, 2022, as compared to US$541,948 for the six months ended September 30, 2021, an increase of US$1,321,491, or 243.8%. The increase in net income and total comprehensive income was mainly attributable to the net effect of (i) the increase in revenue and gross profit as discussed above; (ii) the increase in other income mainly due to the increase in government grants received during the six months ended September 30, 2022; and (iii) the increase in income tax expenses.

Comparison of Years Ended March 31, 2022 and 2021

The following table sets forth key components of our results of operations for the years ended March 31, 2022 and 2021. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended March 31,		Changes
	2022	2021	Amount	%
	US$	US$	US$
Revenue	14,383,980	6,154,135	8,229,845	133.7%
Cost of revenue	(11,755,111)	(5,034,327)	6,720,784	133.5%
Gross profit	2,628,869	1,119,808	1,509,061	134.8%

Operating expenses
General and administrative expenses	(512,650)	(357,604)	155,046	43.4%
Total operating expenses	(512,650)	(357,604)	155,046	43.4%

Income from operations	2,116,219	762,204	1,354,015	177.6%
Other income (expense)
Interest expense, net	(74,574)	(86,647)	12,073	(13.9)%
Other income	78,960	687,517	(608,557)	(88.5)%
Total other income, net	4,386	600,870	(596,484)	(99.3)%

Income before tax expense	2,120,605	1,363,074	757,531	55.6%
Income tax expense	(317,096)	(90,352)	226,744	251.0%
Net income and total comprehensive income	1,803,509	1,272,722	530,787	41.7%

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Revenue

Our revenue was US$14,383,980 for the year ended March 31, 2022 as compared to US$6,154,135 for the year ended March 31, 2021, representing an increase of approximately US$8,229,845, or approximately 133.7%. The increase in our revenue was mainly driven by the number of our projects contributed revenue increased from 8 for the year ended March 31, 2021 to 16 for the year ended March 31, 2022, of which the number of our projects contributed revenue of over US$500,000 during the year increased from 2 for the year ended March 31, 2021 to 6 for the year ended March 31, 2022.

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2022 and 2021, respectively:

	For the years ended March 31,		Changes
	2022	2021	Amount	%
	US$	US$	US$
Revenue
Public	2,029,667	1,031,585	998,082	96.8%
Private	12,354,313	5,122,550	7,231,763	141.2%
Total revenue	14,383,980	6,154,135	8,229,845	133.7%

Our revenue from public sector projects was US$2,029,667 for the year ended March 31, 2022 as compared to US$1,031,585 for the year ended March 31, 2021, representing an increase of approximately US$998,082, or approximately 96.8%. The increase in revenue from our public sector projects was mainly attributable to the increase in the amount of works performed by our Group in one ongoing sizable public project that commenced in February 2021. The revenue generated from this project increased by US$806,430 for the year ended March 31, 2022 as compared to the year ended March 31, 2021.

Our revenue from private sector projects was US$12,354,313 for the year ended March 31, 2022 as compared to US$5,122,550 for the year ended March 31, 2021, representing an increase of approximately US$7,231,763, or approximately 141.2%. The increase in revenue from private sector projects was mainly attributable to the number of our private sector projects increased from 5 for the year ended March 31, 2021 to 12 for the year ended March 31, 2022.

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Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended March 31, 2022 and 2021:

	For the years ended March 31,		Changes
	2022	2021	Amount		%
	US$	US$
Cost of revenue
Subcontracting costs	9,772,994	4,531,487	US$	5,241,507	115.7%
Material costs	1,043,647	164,961		878,686	532.7%
Direct labor costs	743,361	262,821		480,540	182.8%
Overhead costs	195,109	75,058		120,051	159.9%
Total cost of revenue	11,755,111	5,034,327		6,720,784	133.5%

Our cost of revenue, primarily consist of subcontracting costs, materials costs, direct labor costs and overhead costs such as depreciation of equipment that are directly attributable to services provided. We incurred cost of revenue of US$11,755,111 for the year ended March 31, 2022, as compared to US$5,034,327 for the year ended March 31, 2021, an increase of US$6,720,784, or 133.5%. The increase was generally in line with the increase in revenue while the increase in material costs for the year ended March 31, 2022 was mainly attributable to the increase in the number and size of projects that required the Group to purchase more materials during the year ended March 31, 2022.

Gross profit and gross profit margin

Our total gross profit was US$2,628,869 for the year ended March 31, 2022, as compared to US$1,119,808 for the year ended March 31, 2021, an increase of US$1,509,061, or 134.8%. The increase in total gross profit was mainly attributable to the increase in revenue for the year ended March 31, 2022, as compared to the year ended March 31, 2021 as discussed above. Our total gross profit margin remained relatively stable at 18.3% for the year ended March 31, 2021 and 18.2% for the year ended March 31, 2022.

Our gross profit and gross profit margin by project sector is summarized as follows:

	For the years ended March 31,				Changes
	2022		2021		Amount		%

Public sector projects
Gross profit	US$	348,218	US$	191,508	US$	156,710	81.8%
Gross profit margin		17.2%		18.6%		(1.4)%

Private sector projects
Gross profit	US$	2,280,651	US$	928,300	US$	1,352,351	145.7%
Gross profit margin		18.5%		18.1%		0.4%

Total
Gross profit	US$	2,628,869	US$	1,119,808	US$	1,509,061	134.8%
Gross profit margin		18.3%		18.2%		0.1%

Our gross profit from public sector projects was US$348,218 for the year ended March 31, 2022, as compared to US$191,508 for the year ended March 31, 2021, an increase of US$156,710, or 81.8%. The increase in gross profit was mainly attributable to the increase in revenue from public sector projects as discussed above. Our gross profit margin from public sector projects slightly decreased from 18.6% for the year ended March 31, 2021 to 17.2% for the year ended March 31, 2022, which was mainly due to the relatively lower gross profit margin from one of the public sector projects as a result of extra checking requirements imposed by the customer.

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Our gross profit from private sector projects was US$2,280,651 for the year ended March 31, 2022, as compared to US$928,300 for the year ended March 31, 2021, an increase of US$1,352,351, or 145.7%. The increase in gross profit was mainly attributable to the increase in revenue from private sector projects as discussed above. Our gross profit margin from private sector projects remained relatively stable at 18.5% for the year ended March 31, 2022 and 18.1% for the year ended March 31, 2021.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office supplies and upkeep expenses, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses. We incurred general and administrative expenses of US$512,650 for the year ended March 31, 2022, as compared to US$357,604 for the year ended March 31, 2021, an increase of US$155,046, or 43.4%. The increase was mainly a result of the increase in the number of full-time staff under the finance and administration department as well as the human resources department to cope with our business growth.

Other income (expense)

Other income (expense) mainly included interest expense and other income.

We incurred interest expense of US$74,574 for the year ended March 31, 2022, as compared to US$86,647 for the year ended March 31, 2021, a decrease of US$12,073, or -13.9%. Despite the increase in the balance of our bank borrowings as at March 31, 2022, the decrease in interest expense was mainly attributable to the lower average balance of bank borrowings during the year ended March 31, 2022 as compared to the year ended March 31, 2021.

Other income mainly represents the government grants received by the Group and other miscellaneous income. We received government grants of US$73,251 for the year ended March 31, 2022, as compared to US$679,246 for the year ended March 31, 2021, a decrease of US$605,995, or -89.2%. The government grants for the year ended March 31, 2021 mainly included (i) Employment Support Scheme for the Construction Sector (Casual Employee), which we received from the Construction Industry Council, which represented the wage subsidy granted to our Group for the use of paying wages and Mandatory Provident Fund of casual employees from August 2020 to January 2021; and (ii) the Employment Support Scheme under Anti-Epidemic Fund, which represented the wage subsidy granted to our Group for the use of paying wages and Mandatory Provident Fund of regular employees from June 2020 to November 2020. These government grants were designed to be relief measures in response to the COVID-19 pandemic and are non-recurring in nature. The government grants we received for the year ended March 31, 2022 mainly included the Intermediate Tradesman Collaborative Training Scheme received from Construction Industry Council, which represented the subsidy granted to our Group for the use of training up new entrants to the construction industry.

Income tax expense

Our company, Ming Shing Group Holdings Limited, was incorporated in the Cayman Islands. Our wholly owned subsidiary, MS (HK) Construction Engineering Limited, was incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our two indirectly wholly-owned subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited, are subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,410), and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,410). For the years ended March 31, 2022 and 2021, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

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We incurred income tax expenses of US$317,096 for the year ended March 31, 2022, as compared to US$90,352 for the year ended March 31, 2021, an increase of US$226,744, or 251.0%, mainly due to the increase in profit before taxation as a result of the increase in revenue and gross profit as discussed above. Our effective tax rate was approximately 15.0% for the year ended March 31, 2022 and approximately 6.6% for the year ended March 31, 2021. The relatively lower effective tax rate for the year ended March 31, 2021 was due to the non-taxable government grants received by our Group during the year ended March 31, 2021.

Net income and total comprehensive income

As a result of the forgoing, we reported a net income and total comprehensive income of US$1,803,509 for the year ended March 31, 2022, as compared to US$1,272,722 for the year ended March 31, 2021, an increase of US$530,787, or 41.7%. Such increase was mainly attributable to the net effect of (i) the increase in revenue and gross profit as discussed above; (ii) the decrease in other income due to the decrease in government grants received by the Group; and (iii) the increase in income tax expense.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of September 30, 2022, March 31, 2022 and 2021. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30,	As of March 31,
	2022	2022	2021
	(Unaudited)
	US$	US$	US$
Assets
Current assets
Cash and cash equivalents	407,086	217,792	314,538
Accounts receivable, net	2,965,421	3,769,640	313,994
Contract assets	2,404,010	749,504	680,467
Due from related parties	-	520,151	725,609
Deposits, prepayments and other current assets	28,867	31,351	21,139
Deferred costs	311,321	-	-
	6,116,705	5,288,438	2,055,747
Non-current assets
Equipment, net	14,666	1,540	9,312
Right-of-use assets - finance lease	388,653	154,649	206,541
Life insurance policy, cash surrender value	151,485	151,485	148,068
Deferred tax assets	3,219	2,832	-
	558,023	310,506	363,921

Total assets	6,674,728	5,598,944	2,419,668

Current liabilities
Accounts payable	1,324,132	1,834,102	431,788
Contract liabilities	57,133	-	189,831
Bank borrowings	2,309,699	1,624,764	281,905
Finance lease liabilities	83,139	46,047	43,750
Accrued expenses and other current liabilities	2,564	75,159	74,103
Due to a related party	32,494	-	-
Income tax payable	631,157	379,578	53,931
	4,440,318	3,959,650	1,075,308
Non-current liabilities
Bank borrowings	1,225,557	1,385,431	747,733
Finance lease liabilities	259,354	89,561	135,608
Deferred tax liabilities	8,354	4,545	2,707
	1,493,265	1,479,537	886,048

Total liabilities	5,933,583	5,439,187	1,961,356

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Cash and cash equivalents

Our cash and cash equivalents decreased from US$314,538 as of March 31, 2021 to US$217,792 as of March 31, 2022 and then increased to US$407,086 as of September 30, 2022. The fluctuation was mainly resulted from our business operations as well as the repayments and proceeds from bank borrowings.

Accounts receivable, net

Our accounts receivable, net increased from US$313,994 as of March 31, 2021 to US$3,769,640 as of March 31, 2022, primarily as a result of the increase in the number and size of the projects we performed. Our accounts receivable, net decreased to US$2,965,421 as of September 30, 2022, which was mainly due to we performed a substantial amount of work and such amount has yet certified by our customers, while we recorded a significant increase in contract assets as of September 30, 2022.

Contract assets

Our contract assets increased from US$680,467 as of March 31, 2021 to US$749,504 as of March 31, 2022, and further increased to US$2,404,010 as of September 30, 2022, primarily as a result of the increase in the number and size of the projects we performed. The significant increase in our contract assets as of September 30, 2022 was mainly due to we performed a substantial amount of work and such amount has yet certified by our customers.

Due from related parties

For the year ended March 31, 2021, the balance of due from related parties represented the advances to MS Engineering Co., Limited for its operational purpose and the advances to the director. The balance of the advances to the director as of March 31, 2021 was offset by the dividend declared amounted to US$1,282,051 to the director during the year ended March 31, 2022. For the year ended March 31, 2022, the balance of due from related parties represented the advances to the director, which was offset by the dividend declared amounted to US$1,282,051 to the director during the six months ended September 30, 2022.

Deferred costs

Our deferred costs represented deferred IPO costs, mainly include professional fees paid in relation to our listing activities. As of September 30, 2022, the balance was US$311,321.

Right-of-use (“ROU”) assets- finance lease

Our ROU assets decreased in value from US$206,541 as of March 31, 2021 to US$154,649 as of March 31, 2022 as a result of amortization of the assets recognized for the year. Our right-of-use assets increased in value from US$154,649 as of March 31, 2022 to US$388,653 as of September 30, 2022 mainly attributable to the purchase of a motor vehicle during the six months ended September 30, 2022.

Accounts payable

Our accounts payable mainly comprised of trade payables to subcontractors and suppliers of materials. Our accounts payable increased from US$431,788 as of March 31, 2021 to US$1,834,102 as of March 31, 2022, primarily due to our increased use of subcontractors and the increase in the purchase of materials during the year ended March 31, 2022 to cope with our business growth. Our accounts payable decreased from US$1,834,102 as of March 31, 2022 to US$1,324,132 as of September 30, 2022, primarily due to the different credit periods granted by the suppliers to us and the fluctuation of the amounts we paid to different suppliers as at the respective reporting dates.

Bank borrowings

As of March 31, 2021, 2022 and 30 September 2022, we had an outstanding bank borrowings balance of US$1,029,638 US$3,010,195 and US$3,535,256, respectively. The increase in the outstanding bank borrowings balance was mainly due to the business funding needs in respect of expansion of our business scale.

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Finance lease liabilities

As of March 31, 2021, 2022 and 30 September 2022, we had finance lease liabilities of US$179,358, US$135,608 and US$342,493, respectively. The increase in our finance lease liabilities as of 30 September 2022 was mainly due to the purchase of a motor vehicle during the six months ended September 30, 2022.

Liquidity and Capital Resources

Our principal sources of funds have historically been our equity capital, cash generated from our operations and bank borrowings. Our primary liquidity requirements are to finance our working capital needs, and fund our capital expenditures and the growth of our operations. Going forward, we expect these sources to continue to be our principal sources of liquidity, and we may use a portion of the proceeds from the initial public offering to finance a portion of our liquidity requirements.

As of September 30, 2022, we had US$407,086 in cash. Our working capital requirements are influenced by the size of our operations, the contract sum of our work contracts, the progress of execution on our work contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

As of September 30, 2022, we had outstanding bank borrowings of US$3,535,256, of which the bank borrowings of US$2,309,699 will be payable within one year and the bank borrowings of US$1,225,557 will be payable after one year and within 8 years.

We believe that our current cash balance and cash generated from our operations, bank borrowings, and the estimated net proceeds from this Offering will be sufficient to meet our working capital needs for the next 12 months from the date the audited financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We intend to use the net proceeds of this Offering as follows:

● Expanding our workforce;

● Repayment of bank borrowings and finance leases;

● Acquiring additional equipment; and

● Procuring an enterprise resources planning system.

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Cash Flows

The following table sets forth a summary of our cash flows information for the periods/years indicated:

	For the six months ended September 30,
	2022	2021
	(Unaudited)	(Unaudited)
	US$	US$
Cash provided by (used in)
Operating activities	759,357	252,500
Investing activities	35,897	-
Financing activities	(605,960)	(302,982)

Net change in cash and cash equivalents	189,294	(50,482)

Cash and cash equivalents as of beginning of the period	217,792	314,538

Cash and cash equivalents as of the end of the period	407,086	264,056

	For the year ended March 31,
	2022	2021
	US$	US$
Cash provided by (used in)
Operating activities	(151,558)	636,058
Investing activities	56,390	3,341
Financing activities	(1,578)	(349,552)

Net change in cash and cash equivalents	(96,746)	289,847

Cash and cash equivalents as of beginning of the period	314,538	24,691

Cash and cash equivalents as of the end of the period	217,792	314,538

Operating Activities

Our operating cash inflows are primarily derived from our revenue from undertaking wet trades works in Hong Kong, whereas our operating cash outflows mainly include subcontracting costs and direct labor costs, the purchase of materials, as well as other working capital needs.

Cash provided by operating activities amounted to US$759,357 for the six months ended September 30, 2022, mainly derived from (i) net income of US$1,863,439 for the six months ended September 30, 2022; (ii) the increase in contract assets by US$1,667,707 as a result of the increase in works performed by us during the six months ended September 30, 2022; (iii) the decrease in accounts receivable, net by US$788,712; (iv) decrease in accounts payable by US$509,970; and (v) the increase in income tax payable by US$251,579.

Cash used in operating activities amounted to US$151,558 for the year ended March 31, 2022, mainly derived from (i) net income of US$1,803,509 for the year ended March 31, 2022; (ii) the increase in accounts receivable, net by US$2,884,677 as a result of the increase in works performed by us during the year; (iii) the decrease in contract assets by US$461,496; (iv) increase in income tax payable by US$325,647 due to the increased in income before tax expense during the year; and (v) increase in accounts payable by US$316,045.

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Cash provided by operating activities amounted to US$636,058 for the year ended March 31, 2021, mainly derived from (i) net income of US$1,272,722 for the year ended March 31, 2021; (ii) the decrease in accounts payable by US$718,673; (iii) the increase in contract assets by US$532,685; and (iv) the decrease in accounts receivable, net by US$443,384.

Investing Activities

Cash provided by investing activities amounted to US$35,897 for the six months ended September 30, 2022, mainly derived from the sales proceeds from disposals of equipment. Cash provided by investing activities amounted to US$56,390 for the year ended March 31, 2022, mainly derived from the cash obtained from reorganization during the year. Cash provided by investing activities amounted to US$3,341 for the year ended March 31, 2021, mainly derived from the sales proceeds from disposals of equipment during the year.

Financing Activities

Cash used in financing activities amounted to US$605,960 for the six months ended September 30, 2022, which was mainly attributable to (i) proceeds from new bank borrowings of US$4,102,564; (ii) the repayment of bank borrowings of US$3,577,502; (iii) advances to related parties amounted to US$729,407 and (iv) payment of deferred IPO costs amounted to US$311,321.

Cash used in financing activities amounted to US$1,578 for the year ended March 31, 2022, which was mainly attributable to (i) proceeds from new bank borrowings of US$3,187,692; (ii) the repayment of bank borrowings of US$1,875,860; and (iii) advances to related parties amounted to US$1,269,660.

Cash used in financing activities amounted to US$349,552 for the year ended March 31, 2021, which was mainly attributable to (i) the repayments of bank borrowing of US$4,088,176; (ii) the proceeds from new bank borrowings of US$3,380,000; and (iii) the repayments from related parties amounted to US$404,753.

Off-Balance Sheet Arrangements

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

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The following table summarizes our contractual obligations as of September 30, 2022:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Bank borrowings(1)	3,677,429	2,362,131	254,377	763,131	297,790
Finance lease liabilities(2)	373,430	96,508	96,508	180,414	-
Operating lease payments(3)	20,641	20,641	-	-	-
	4,071,500	2,479,280	350,885	943,545	297,790

(1)	As of September 30, 2022, our contractual obligation to repay outstanding bank borrowings totaled US $3,677,429.
(2)	As of September 30, 2022, our contractual obligation to repay outstanding finance leases totaled US $373,430.
(3)	We lease our office which is classified as operating lease in accordance with Topic 842. As of September 30, 2022, our future lease payments totaled US$20,641.

Capital Expenditures

For the six months ended September 30, 2022, and the year ended March 31, 2021, we purchased equipment and ROU assets – finance lease of US$312,562 and US$225,487, respectively, mainly for use in our operations. We did not incur any capital expenditure for the year ended March 31, 2022.

As of and subsequent to September 30, 2022 and as of the date of this prospectus, we did not purchase any material equipment for operational use. We do not have any other material commitments to capital expenditures as of September 30, 2022 or as of the date of this prospectus.

Trend Information

Other than as disclosed in “Risk Factors — Risks Related to Our Business and Industry” in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Seasonality

The nature of our business is not affected by seasonal variations.

Quantitative and Qualitative Disclosure about Market Risk

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, accounts receivable and contract assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of September 30, 2022, March 31, 2022 and 2021, US$407,086, US$217,792 and US$314,538 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$64,103 (HK$500,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

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For the six months ended September 30, 2022, the years ended March 31, 2022 and 2021, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the six months ended September 30, 2022 and 2021, (i) there were two and two customers, respectively, generated income which accounted for over 10% of the total revenue generated for that period, respectively; and (ii) there were one and zero supplier accounted for over 10% of the total purchases for that period, respectively. During the years ended March 31, 2022 and 2021, (i) there were two and two customers generated income which accounted for over 10% of the total revenue generated for that year, respectively; and (ii) there were zero and one supplier accounted for over 10% of the total purchases for that year, respectively.

As of September 30, 2022, (i) there was one customer which accounted for over 10% of the unaudited consolidated accounts receivable; and (ii) there was one supplier which accounted for over 10% of the total unaudited consolidated accounts payable. As of March 31, 2022 and 2021, (i) there were two and three customers which accounted for over 10% of our accounts receivable for that year, respectively; and (ii) there were one and zero supplier which accounted for over 10% of the total consolidated accounts payable, respectively.

Credit Risk

For the credit risk related to accounts receivable, our Group performs periodic credit evaluations of our customers’ financial condition and generally does not require collateral. Our Group establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. Our management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. Our Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on cash deposit and floating rate bank borrowings. Our Group has not used any derivative financial instruments to manage the interest risk exposure. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by our Group at the end of the reporting period, the impact on our profit after tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

Liquidity risk

Liquidity risk is the risk that our Company will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that we have sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Inflation Risk

Our Company monitor changes in prices levels. Historically inflation has not materially affected our business or the results of our operations. However, significant increases in the price of raw materials and labor that cannot be passed to our customers could adversely impact our results of operations.

Currency Risk

Our Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, and recognized assets and liabilities. Our Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to USD is not significant as HK$ is pegged to US$.

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BUSINESS

Our Mission

Our mission is to become a leading wet trades works services provider in Hong Kong. We strive to provide quality services that comply with our customers’ quality standards, requirements and specifications.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 2, 2022, as a holding company of our business, which is primarily operated through our indirectly wholly-owned Hong Kong Operating Subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited. We mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works.

MS (HK) Engineering Limited and MS Engineering Co., Limited were founded in 2012 and 2019 respectively. In our operating history of approximately ten years, we have focused on providing wet trades works services in the role of subcontractor and built up our expertise and track record in wet trades works. We take pride in our project portfolio in wet trades works. In 2021, we were awarded with two private residential projects with initial contract sum exceeding HK$35 million (US$4.5 million) and HK$15 million (US$1.9 million). In 2022, we were awarded with an infrastructure project for the expansion of a public hospital with initial contract sum of more than HK$140 million (US$18.4 million) and a private residential project with initial contract sum of more than HK$100 million (US$13.1 million). During the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, our tender success rate was 23.5%, 20.5% and 18.8%, respectively. Our stable tender success rate demonstrates our competitiveness in the Hong Kong wet trades works industry and the satisfaction of our customers with our services. We believe that our proven track record of quality works, our expertise in wet trades operations and our ability to deliver work on time are the crucial factors that enable us gain our customers’ trust and give us a competitive edge when tendering for projects.

We, through our Operating Subsidiaries, are mainly engaged in private sector projects in Hong Kong. Our private sector projects mainly involve private residential developments and commercial developments. The project owners of our private sector projects are generally property developers, and our customers are generally main contractors and wet trades works subcontractors engaged under such projects. To a lesser extent, we are also engaged in public sector projects in Hong Kong. Our public sector projects mainly involve public residential developments as well as infrastructure and public facilities developments. The customers of our public sector projects are generally main contractors engaged by Government departments and other statutory bodies.

We, through our Operating Subsidiaries, have achieved substantial growth in our business. For each of the six months ended September 30, 2022 and the fiscal years ended March 31, 2021 and 2020, our total revenue derived from wet trades works services was US$10,812,020, US$14,383,980 and US$6,154,137, respectively. The number of customers with revenue contribution to us increased from six for the fiscal year ended March 31, 2021 to 11 for the fiscal year ended March 31, 2022 and 10 for the six months ended September 30, 2022.

As of the date of this prospectus, MS (HK) Engineering Limited is (i) a registered subcontractor under the marble, granite and stone work with specialty of marble/granite work, painting, and miscellaneous cleaning services of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council; and (ii) a registered specialist trade contractor in the designated trade category of plastering (Group 2) under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

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According to Frost & Sullivan, the gross value of wet trades works in Hong Kong increased from approximately HK$9,574.9 million (US$1,227.6 million) in 2016 to approximately HK$11,335.2 million (US$1,453.2 million) in 2021, representing a CAGR of approximately 3.4%. Driven by (i) the Government targets to increase the overall supply of transitional housing in the coming few years as set out in the 2021 Policy Address; (ii) the launch of the Northern Metropolis Development Strategy by the Government in 2021, with the development of total land area of about 300 square kilometers in Yuen Long District and North District; and (iii) the “Land Sharing Pilot Scheme” proposed in the 2020 Policy Address which seeks to unleash the development of privately owned agricultural lots of 3,235 hectare of land for housing purposes, we expect that the demand of wet trades works will further increase. According to Frost & Sullivan, the gross value of wet trades works is expected to continue to grow from approximately HK$12,103.1 million (US$1,551.7 million) in 2022 to approximately HK$15,609.3 million (US$2,001.2 million) in 2026. Considering our established track record and established relationship with our customers, we believe that we are well-positioned to capture the potential opportunities in the growing wet trades works market.

Our Services

We, through our Operating Subsidiaries, provide wet trades works services as a subcontractor in Hong Kong. For each of the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, our total revenue derived from wet trades works services was US$10,812,020, US$14,383,980 and US$6,154,137, respectively.

The wet trades works undertaken by our Operating Subsidiaries typically involve various trades of works, details of which are set out as follows:

●	Plastering works: applying plaster evenly on the surfaces of floors, walls and ceilings manually or with the use of our plaster spray machine;
●	Tile laying works: cutting and laying tiles on the surface of floors and walls;
●	Brick laying works: laying brick blocks in uniform layers;
●	Floor screeding works: applying a well-blended mixture of cement with graded aggregates and water to a floor base; and
●	Marble works: cutting and laying marble tiles on the surfaces of floors, window sills and walls.

The following tables set forth the breakdown of our revenue by project sectors for each of the six months ended September 30, 2022 and 2021 and the fiscal years ended March 31, 2022 and 2021.

	For the six months ended September 30
	2022 (Unaudited)		2021 (Unaudited)
	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue
Public	765,629	7.1	1,453,551	32.5
Private	10,046,391	92.9	3,021,978	67.5
Total	10,812,020	100.0	4,475,529	100.0

	For the fiscal years ended March 31
	2022		2021
	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue
Public	2,029,667	14.1	1,031,587	16.8
Private	12,354,313	85.9	5,122,550	83.2
Total	14,383,980	100.0	6,154,137	100.0

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Operational Workflow

For illustration purposes, a simplified workflow of our wet trades works services is outlined below:

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We identify potential projects mainly through invitation for tender from customers, containing the tender documents. We receive, from time to time, invitations to submit tenders from construction contractors in Hong Kong. The tender documents and/or project details provided by our customers generally contain project description, scope of services required, expected commencement date, contract period, payment term and timeframe for submitting the tender. In general, we review and evaluate the tender documents and/or project details available to us in order to assess the scope of services that need to be provided, our capability, including any available financial and human resource constraints, if any, and the expected complexity and feasibility of the project to determine whether we should proceed with the preparation of a tender.

Our quantity surveyors and management are primarily responsible for submitting the tender. We may conduct site visits to better assess the complexity of the work involved. Our tender submission generally includes a schedule of rates. We estimate the costs to be incurred based on our past experience and the recent price trends for the subcontracting services and the types of materials required for the project. In general, it takes approximately one week to two months to identify potential projects and to submit the tender.

After we have submitted our tender, our customers may arrange interviews with us in order to have a better understanding of our personnel, expertise and experience. We may be required to answer queries in relation to our tender submission. Our customers may also negotiate with respect to the scope of our service and/or propose amendments to our specifications as submitted in the tender.

Our customers generally confirm our engagement by issuing a letter of award or entering into a formal contract with us.

We usually form a project management team which consists of a site agent, a quantity surveyor, a site foreman and a safety supervisor. Our project management team is generally responsible for (i) supervising the project’s progress and the budget and quality of services rendered; and (ii) ensuring the work performed fulfils our customers’ requirements, and are completed on schedule, within the budget determined and in compliance with all applicable statutory requirements. In general, we determine the manpower required based on the timeline, scale and complexity of the projects as well as the existing workload of our staff.

We purchase materials from our suppliers for the provision of our wet trade works services. Before we place purchase orders, we obtain quotations from our suppliers. We engage our suppliers on a project-by-project basis. The purchased materials are generally delivered directly to the project sites and the transportation costs for the materials supplied are generally borne by our suppliers. We may arrange to inspect a sample of the materials upon their arrival. Any materials that fail to comply with the specifications or standards provided in the purchase order are returned to the suppliers for replacement. We focus on the role of project management and supervision in carrying out our projects and we generally engage subcontractors to perform a part of the site work under our supervision. Our project management team holds regular meetings with our subcontractors and conducts regular inspection to ensure that we strictly adhere to the project schedule and specifications.

Depending on our customers’ requests, we generally submit monthly progress reports throughout the project implementation stage. Our monthly progress reports are prepared by the project management team that reports on the project’s status, including identifying any issues related to the project. After the review and endorsement by our site agents, the monthly progress reports are submitted to our customers. We generally receive progress payments on a monthly basis from our customers based on the work done during the project implementation stage.

Our customers sometimes request additional work or modifications beyond what was determined when the project was initially scoped during the project implementation stage. A variation order is usually placed by way of a purchase order by our customers and describes the work to be performed in detail. Where the work to be performed under the variation order is the same or similar to the work prescribed in the original contract, the rate of the work under the variation order usually follows the rate noted in the contract. If there are no equivalent or similar items in the contract that can be used as a reference, we negotiate on the rates further with our customers.

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Once the work is complete, our customers inspect the work performed to ensure that it meets their requirements and specifications.

Usually, it takes approximately six months to three years for us to complete a project. Some of the factors which impact the timeline include the complexity of the project and/or the customers’ requirements.

Our contracts generally include a defects liability period of 12 months, following the completion of the relevant site work. During the defects liability period, we are typically required to rectify any defect, without delay, at our own cost, if the defect is due to our neglect or failure to comply with our contractual obligation.

Pricing Strategies

Our tender price is generally determined base on a certain mark-up over our estimated costs. Pricing of our services is determined on a case-by-case basis and is dependent on various factors, which generally include (i) the scope of services; (ii) the price trend for the types of subcontracting services as well as the materials required; (iii) the complexity and the location of the project; (iv) the estimated quantity and type of equipment required; (v) the completion time requested by our customers; and (vi) the availability of human and financial resources.

The percentage of mark-up may also vary substantially across projects due to factors such as (i) the size, duration and sector of the project; (ii) the number of years we have had a business relationship with the customer; (iii) the customer’s credit and financial history; (iv) the prospect of obtaining any future contracts from the customer; (v) the possibility of a positive impact to our reputation in the wet trades works industry; (vi) the likelihood of a material deviation from our cost estimate; and (vii) prevailing market conditions.

We may also obtain quotations from our suppliers in order to estimate our costs during the tender phase. We may also contact these suppliers after we are awarded the project to further negotiate the price and contract terms.

In addition to the above, we have also adopted the following measures to minimize the potential risk of cost overruns:

●	with respect to new customers, our project management team conducts a thorough assessment of the workmanship specification of the customer in order to minimize the occurrence of unexpected rectification work orders from the customer; and

●	material overdue payments are closely monitored and evaluated on a case-by-case basis in order to deduce the appropriate follow-up actions, including active communications and conducting follow up calls with the customer.

Environment

We mainly act as a subcontractor providing wet trades works services in Hong Kong. Our main contractors generally handle construction waste disposal from the project site. The nature of our business does not impose any serious threats with respect to social responsibility and/or environmental protection matters. We ensure our operations comply with environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to air pollution control, waste disposal and compliance with the Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong). During the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, our cost of compliance with applicable environmental laws and regulations was minimal.

Competitive Strengths

We believe that the following strengths have contributed to our success and differentiate us from our peers:

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Established track record

In our operating history of approximately ten years, we have focused on providing wet trades works services as a subcontractor and built up our expertise and track record in wet trades works. We take pride in our project portfolio in wet trades works. In 2021, we were awarded with two private residential projects with initial contract sum exceeding HK$35 million (US$4.5 million) and HK$15 million (US$1.9 million). In 2022, we were awarded with an infrastructure project for the expansion of a public hospital with initial contract sum of more than HK$140 million (US$18.4 million) and a private residential project with initial contract sum of more than HK$100 million (US$13.1 million). We believe that our proven track record for providing quality work, our expertise in wet trades operations and our ability to deliver work on time are the crucial factors that enable us to gain trust from our existing customers and give us a competitive edge when tendering for projects.

Established relationship with customers

We have established long-standing relationships with some of our major customers. In particular, we have had over nine years business relationship with a Hong Kong subsidiary of a renowned French industrial group that is a listed company on Euronext Paris mainly for the development of commercial and infrastructure projects. We believe that we are the customer’s preferred business partner and our long-standing relationship is attributable to the customer’s confidence in our ability to consistently deliver quality work. By leveraging our work experience with such major customers, we have accumulated the know-how and expertise that help meet us the standard of quality needed by our customers. In 2020, we commenced business relationship with a major customer who is a subsidiary of a prominent and distinguished property developer listed on the Hong Kong Stock Exchange. In 2021, we commenced business relationship with a major customer who is a subsidiary of an outstanding construction company listed on the Hong Kong Stock Exchange. Given our reputation in our industry and our extensive experience of working with distinguished customers, we believe that in the future, we will continue to attract opportunities to work on different types of construction developments, and will be able to enhance our prospect with respect to obtaining tender opportunities.

Experienced and dedicated management team

Our management team has extensive knowledge of and project experience in the wet trades works industry in Hong Kong. Mr. Chi Ming Lam, our Chief Executive Officer and Chairman, has approximately 20 years of experience in the wet trades works industry. Mr. Chi Ming Lam is primarily responsible for the overall management, formulation of business strategies, project management and day-to-day management of our operations. We are supported by our project management team of 24 personnel as at September 30, 2022, who possess the practical skills and experience required to handle our projects.

Stringent quality control and environmental impact control

We place emphasis on consistently providing a high quality service. We have adopted and implemented an effective quality control system to ensure our quality of work and service. Further, we have also set up an environmental management system to promote environmental awareness and to prevent environmental pollution resulting from projects undertaken by us. We believe that our stringent quality assurance system and strong commitment to environmental management will allow us to be better positioned to deliver quality work on time and within the budget required, thereby strengthening our position as a wet trades works contractor in Hong Kong.

Our Growth Strategies

Our principal growth strategies include further strengthening our market position and increasing our market share in the Hong Kong wet trades works industry. We intend on achieving this growth by actively seeking new opportunities in the wet trades works industry from our existing customer base as well as new potential customers. To achieve these goals, we plan on implementing the following strategies:

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Enhance competitiveness and expanding our market share

According to Frost & Sullivan, the gross value of wet trades works in Hong Kong increased from approximately HK$9,574.9 million (US$1,227.6 million) in 2016 to approximately HK$11,335.2 million (US$1,453.2 million) in 2021, representing a CAGR of approximately 3.4%. Driven by (i) the Government targets to increase the overall supply of transitional housing in the coming few years as set out in the 2021 Policy Address; (ii) the launch of the Northern Metropolis Development Strategy by the Government in 2021, with the development of total land area of about 300 square kilometers in Yuen Long District and North District; and (iii) the “Land Sharing Pilot Scheme” proposed in the 2020 Policy Address which seeks to unleash the development of privately owned agricultural lots of 3,235 hectare of land for housing purposes, we expect that the demand of wet trades works will further increase. As such we believe that we should focus on deploying our resources towards competing for additional and more sizeable wet trades works projects in Hong Kong. However, the number of projects that can be executed by us concurrently at any given time is constrained by our then available resources, including availability of our manpower and working capital. We plan to enhance our competitiveness by strengthening our manpower and working capital in order to capture the potential opportunities in the growing wet trades works market.

Acquiring additional equipment

We generally deploy equipment owned by us for use by our subcontractors in our projects. We believe that it is crucial for us to enhance our set of equipment in order to best equip our employees and our subcontractors enabling them to carry out their work. We believe that a larger set of equipment will allow us to (i) improve our overall work efficiency and technical prowess; and (ii) improve our ability to utilize our resources more efficiently.

Enhancing our brand

We secured our new business through direct invitations for tenders from customers. We believe that we can further broaden our customer base by increasing our marketing efforts to promote our brand and market presence in the wet trades works industry in Hong Kong.

Our planned marketing efforts include (i) setting up dedicated web pages for advertising our services; (ii) placing advertisements in industry publications; (iii) sponsoring business events and charity functions organized by property developers and construction contractors; (iv) sending promotional booklets and other promotional materials for advertising our services; and (v) approaching potential customers more actively to secure new business opportunities for our wet trades works services.

Customers

Our customers mainly include construction contractors in Hong Kong. For the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, we have submitted 17, 39 and 16 tenders to our potential customers respectively, and our tender success rate was approximately 23.5%, 20.5% and 18.8% in each of the respective year/period.

The number of customers with revenue contribution to us was 10, 11 and 6 for the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, respectively. The total revenue attributable to our five largest customers in aggregate accounted for approximately 94.3%, 92.8% and 99.9% of the total revenue for the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, respectively.

During the six months ended September 30, 2022, two of our customers accounted for more than 10% of our total revenue during the period, one for 60.9% and the other for 17.4%. In the fiscal year ended March 31, 2022, two of our customers accounted for more than 10% of our annual revenue, one for 50.0% and the other for 23.6%. In the fiscal year ended March 31, 2021, two of our customers accounted for more than 10% of our annual revenue, one for 80.4% and one for 10.6%. We undertake wet trades works on a project-by-project basis and do not enter into any long-term contracts with any one customer.

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Suppliers

We purchase materials from our suppliers for the provision of our services. The major types of materials sourced from our suppliers include Portland cement, hydraulic lime, concrete blocks, aggregates and sand.

We engage our suppliers for the provision of materials on a project-by-project basis and have not entered into any long-term agreement with them. We have also not committed to a minimum purchase amount with any of our suppliers. We have generally not experienced any material difficulties in procuring materials, historically.

We focus on project management and supervision in carrying out our projects and we generally engage subcontractors to perform part of the site work under our supervision. We have not entered into any long-term agreement with our subcontractors and have generally not experienced any material difficulties in procuring subcontracting services, historically.

We evaluate who to engage with as our subcontractors by taking into account the quality of their service, their qualifications and experience relevant to the project, skills and technique required for the project, the prevailing market price, the delivery time, their availability and fee quotations. Based on these factors, we maintain an internal list of approved subcontractors which is updated on a continuous basis. We typically obtain quotations from different suitable subcontractors for comparison’s sake and select our subcontractors based on the factors listed above.

Our five largest suppliers accounted for approximately 30.8%, 16.8% and 63.5% of our cost of revenue for the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, respectively.

Equipment

The equipment that we own mainly comprises of forklifts and plaster spray machines. Our forklifts are mainly used for moving and stacking materials over a short distance whereas our plaster spray machines are mainly used for spraying plaster onto the wall and ceiling. The main benefit of using a plaster spray machine is that it speeds up the plastering process and enhances the quality of craftsmanship. We generally deploy the aforementioned equipment for the use of our subcontractors in our projects.

The following table sets out the details of our equipment:

As at September 30, 2022
Forklifts	5
Plaster spray machines	4
Total	9

Depending on the service capacity and availability of our equipment, we may also lease certain equipment, such as forklift and plaster spray machine, from rental service providers.

Market and Competition

According to Frost & Sullivan, the gross value of wet trades works in Hong Kong increased from approximately HK$9,574.9 million (US$1,227.6 million) in 2016 to approximately HK$11,335.2 million (US$1,453.2 million) in 2021, representing a CAGR of approximately 3.4%. Driven by (i) the Government targets to increase the overall supply of transitional housing in the coming few years as set out in the 2021 Policy Address; (ii) the launch of the Northern Metropolis Development Strategy by the Government in 2021, with the development of total land area of about 300 square kilometers in Yuen Long District and North District; and (iii) the “Land Sharing Pilot Scheme” proposed in the 2020 Policy Address which seeks to unleash the development of privately owned agricultural lots of 3,235 hectare of land for housing purposes, we expect that the demand of wet trades works will further increase. According to Frost & Sullivan, the gross value of wet trades works is expected to continue to grow from approximately HK$12,103.1 million (US$1,551.7 million) in 2022 to approximately HK$15,609.3 million (US$2,001.2 million) in 2026.

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Seasonality

We do not experience any seasonality in our business.

Insurance

We mainly undertook projects as subcontractors for the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021. In general, the main contractors in our projects are responsible for maintaining employees’ compensation insurance, third party liability insurance and contractor’s all risks insurance for the entirety of the project term, which cover the liability to make payment in the case of death, injury or disability, under the Employees’ Compensation Ordinance and at common law, for injuries sustained at work for full-time and part-time employees. Such insurance policies cover and protect (i) all employees of the main contractors and subcontractors of all tiers, including us; (ii) as well as the work performed on the construction site.

We also maintain employees’ compensation insurance for our directors and employees at our office with Dah Sing Insurance Company (1976) Limited and China Taiping Insurance (HK) Company Limited, which covers the liability to make payment in the case of death, injury or disability of all our employees under the Employees’ Compensation Ordinance and at common law for injuries sustained at work. We believe that our current insurance policies are sufficient for our operations.

We have purchased life insurance with FWD Life Insurance Company (Bermuda) Limited for key management, being Mr. Lam (our director and CEO), with MSHK as beneficiary. The insured amount of the contract (death benefit) was USD1,000,000.

Safety and Quality

We place an emphasis on occupational health and safety. Our project management team is responsible for overseeing the implementation of our occupational health and safety policies and to ensure that we comply with the applicable occupational health and safety standards. We have put in place an internal safety plan which is reviewed from time to time to incorporate best practices and to address and improve specific areas of our safety management system. We require our employees and our subcontractors’ employees to follow our safety rules as set out in the safety plan. Our safety rules identify common safety and health hazards and recommendations on the prevention of workplace accidents. We also provide suitable personal protective equipment such as a full-body harness, safety helmet and safety boots to our employees and our subcontractors’ employees based on the type of work undertaken by them.

Our safety supervisor regularly provides guidance to our workers and subcontractors on appropriate and safe working practices. We may impose fines on subcontractors who repeatedly breach internal safety procedures. We also hold regular meetings with our subcontractors to discuss the implementation of safety measures and follow up with any safety issues identified during the course of a project’s implementation stage.

We believe that our commitment to quality services is crucial to our reputation and continual success. We place strong emphasis on service quality by implementing a comprehensive quality control system. The quality control measures adopted by our Group include: (i) regular communication with and conduct site visits to collect feedbacks from our customers; (ii) designation of a project management team for every project based on the project nature and the relevant qualifications and experiences required; (iii) maintaining an approval list of suppliers which is updated on a regular basis; and (iv) constant monitoring of quality management of subcontractors.

Licenses

As of the date of this prospectus, MS (HK) Engineering Limited is (i) a registered subcontractor under the marble, granite and stone work with specialty of marble/granite work, painting, and miscellaneous cleaning services of the Registered Specialist Trade Contractors Scheme (formerly known as the Subcontractor Registration Scheme) of the Construction Industry Council (expiry date: July 10, 2024); and (ii) a registered specialist trade contractor in the designated trade category of plastering (Group 2) under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council (expiry date: July 10, 2024). We have obtained all licenses required for carrying on our business activities for the six months ended September 30, 2022, the fiscal years ended March 31, 2022 and 2021 and as at the date of this prospectus.

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Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Intellectual Property

As of the date of this prospectus, we have not registered any patent or trademark. We have registered our domain name and website: http://ms100.com.hk/

Our Corporate History and Structure

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 2, 2022, as a holding company of our business, which is primarily operated through our indirectly wholly-owned Operating Subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited.

MS (HK) Engineering Limited and MS Engineering Co., Limited were founded in 2012 and 2019, respectively, and are principally engaged in wet trades works services.

MS (HK) Engineering Limited was incorporated in Hong Kong on October 12, 2012. Mr. Chi Ming Lam has been a shareholder and director of MS (HK) Engineering Limited since its incorporation.

MS Engineering Co., Limited was incorporated in Hong Kong on March 27, 2019 by an independent third party. On October 20, 2021, Mr. Chi Ming Lam purchased all the shares and became its shareholder.

MS (HK) Construction Engineering Limited was incorporated on August 17, 2022 under the laws of the British Virgin Islands, as an intermediate holding company.

On November 25, 2022, Mr. Chi Ming Lam proposed to surrender 49,999 Ordinary Shares with a par value of US$0.0005 to the Company for no consideration (the “Cancelled Shares”). The then sole shareholder of our Company resolved and approved for the Cancelled Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on December 2, 2022. Subsequently Mr. Chi Ming Lam holds 1 Ordinary Share of the Company with a par value of US$1.

As part of the corporate reorganization which took place for the purposes of the Offering, Mr. Chi Ming Lam, MS (HK) Construction Engineering Limited and our Company entered into a reorganization agreement dated November 25, 2022, pursuant to which MS (HK) Construction Engineering Limited acquired 1 ordinary share of MS (HK) Engineering Limited from Mr. Chi Ming Lam and acquired 10,000 ordinary shares of MS Engineering Co., Limited from Mr. Chi Ming Lam. In consideration for these acquisitions, our Company allotted and issued 11,249 Ordinary Shares of US$1 each, credited as fully paid, to Mr. Chi Ming Lam.

On December 5, 2022, Mr. Chi Ming Lam, the then sole shareholder of our Company resolved and approved a subdivision of each of the issued and unissued shares with a par value of US$1 each into 2,000 shares with a par value of US$0.0005 each as part of the Company’s reorganization (the “Share Subdivision”). Subsequent to the Share Subdivision, the authorized share capital of the Company shall become US$50,000 divided into 100,000,000 Ordinary Shares with a par value of US$0.0005 each, of which 22,500,000 Ordinary Shares were held by Mr. Chi Ming Lam.

Following the Share Subdivision and on the same day, Mr. Chi Ming Lam proposed to surrender 6,450,000 Ordinary Shares with a par value of US$0.0005 to the Company for no consideration (the “Surrendered Shares”). The then sole shareholder of our Company resolved and approved for the Surrendered Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on December 8, 2022. Subsequently, Mr. Chi Ming Lam holds 16,050,000 Ordinary Shares of the Company with a par value of US$0.0005.

All Ordinary Share and per Ordinary Share amounts used elsewhere in this prospectus and the consolidated financial statements have been retroactively restated to reflect the Share Subdivision.

Prior to this Offering, our Company was wholly-owned by Mr. Chi Ming Lam, our Chief Executive Officer and Chairman.

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The following diagram illustrates our corporate structure prior to the Offering:

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Real Property

We lease the following property and use it as our office:

Facility	Address
Office	8/F, Cheong Tai Factory Building, 16 Tai Yau Street, San Po Kong, Kowloon, Hong Kong

We lease the aforementioned property from Harvest Truth (Hong Kong) Limited and the lease is valid from May 1, 2022 to April 30, 2023. We paid rental fees of HK$122,000 (US$15,641), HK$165,826 (US$21,260) and HK$126,400 (US$16,205) for the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, respectively.

Employees

As of September 30, 2022, we employed a total of 33 employees, located in Hong Kong. The following table sets forth a breakdown of our employees by function:

Functional Area	Number of Employees
Management	2
Project supervision	18
Safety supervision	2
Quantity surveyors	4
Finance and administration	7
Total	33

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

We provide various types of training to our employees and sponsor our employees to attend various training courses covering areas such as technical knowledge relating to the carrying out of wet trades works, safety, first aids, and environmental matters. Such training courses include our internal trainings as well as courses organized by external parties such as the Hong Kong Institute of Construction.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in Hong Kong.

COVID-19 Update

The world is experiencing a global pandemic of a novel strain of coronavirus (COVID-19) and its variants. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities globally for most of the past two years. The COVID-19 pandemic has posed negative impacts on the Hong Kong construction industry since early 2020. For example, we experienced temporary disruptions to the supply of our materials in early 2022 due to a brief disruption to their supply chain and to cross-border transportation services. As at the date of this prospectus, we do not experience disruptions to the supply of our materials. Further impact of COVID-19 to our industry or us depends on the extent, duration, and resurgence of new COVID-19 cases.

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REGULATIONS

The section sets forth a summary of the material laws and regulations applicable to our business operations in Hong Kong.

LICENSES AND REGISTRATIONS REQUIRED FOR OUR WET TRADES WORKS BUSINESS

Registered Specialist Trade Contractors Scheme

Subcontractors which are involved in, among others, plastering in Hong Kong may apply for registration under the Registered Specialist Trade Contractors Scheme managed by the Construction Industry Council, a body corporate established under the Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong) in February 2007.

The Subcontractor Registration Scheme (substituted by the Registered Specialist Trade Contractors Scheme on April 1, 2019) was formerly known as the Voluntary Subcontractor Registration Scheme (the “VSRS”), which was introduced by the Provisional Construction Industry Co-ordination Board (the “PCICB”). The PCICB was formed in September 2001 to spearhead industry reform and to pave way for the early formation of the statutory industry coordinating body.

A technical circular issued by the Works Branch of the Development Bureau (then the Environment, Transport and Works Bureau) (“WBDB”) on June 14, 2004 (now subsumed into the Project Administration Handbook for Civil Engineering Works by the Civil Engineering and Development Department) requires that all public works contractors with tenders to be invited on or after August 15, 2004 to employ all subcontractors (whether nominated, specialist or domestic) registered from the respective trades available under the VSRS.

After the Construction Industry Council took over the work of the PCICB in February 2007 and the VSRS in January 2010, the Construction Industry Council launched stage two of the VSRS in January 2013. VSRS was also then renamed Subcontractor Registration Scheme. All subcontractors registered under the VSRS have automatically become registered subcontractors under the Subcontractor Registration Scheme.

With effect from April 1, 2019, the Registered Specialist Trade Contractors Scheme replaced the Subcontractor Registration Scheme. The Registered Specialist Trade Contractors Scheme comprises of two registers: the Register of Specialist Trade Contractors (“RSTC”) and the Register of Subcontractors (“RS”). All subcontractors who are registered under the seven trades namely demolition, concreting formwork, reinforcement bar fixing, concreting, scaffolding, curtain wall and erection of concrete precast component of the Subcontractor Registration Scheme have automatically become Registered Specialist Trade Contractors and no application is required. All subcontractors who are registered under the remaining trades of the Subcontractor Registration Scheme have been retained as registered subcontractors and no application is required. With effect from 1 January 2021, plastering trade was upgraded as the eighth designated trade. All registered subcontractors who are registered under the plastering trade have automatically become Registered Specialist Trade Contractors under the plastering trade (Group 1) and no application is required.

Registered Specialist Trade Contractors within each designated trade are further divided into Group 1 (“Group 1”) or Group 2 (“Group 2”) according to the relevant registration requirements under the Registered Specialist Trade Contractors Scheme fulfilled by them. The tender limits (the “Tender Limits”) for tenders to be invited for subcontractors vary among the different designated trade categories for Group 1. For the designated trade of plastering, the Tender Limits of contracts/subcontracts value up to HK$10 million for Group 1, will be imposed for projects to be invited for tenders on or after January 1, 2022. There are no Tender Limits imposed for Group 2.

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Categories of registration

Subcontractors may apply for registration on the Subcontractor Registration Scheme in one or more of 52 trades covering common structural, civil, finishing, electrical and mechanical works and supporting services. The 52 trades further branch out into around 94 specialties, including general demolition, and others (concrete coring and saw cutting) etc. Since April 1, 2019, subcontractors may apply for registration on the RSTC in one or more of the seven designated trades including demolition, reinforcement bar fixing, erection of concrete precast component, concreting formwork, concreting, scaffolding and curtain wall and on the RS in other common civil, building, electrical and mechanical trades. Since January 1, 2021, subcontractors may apply for registration on the RSTC in the designated trade of plastering.

Where a contractor is to subcontract/sub-let part of the public works involving trades available under the Primary Register (a list of companies registered in accordance with the Rules and Procedures for the Primary Register of the Registered Specialist Trade Contractors Scheme) of the Registered Specialist Trade Contractors Scheme, it shall engage all subcontractors (whether nominated, specialist or domestic) who are registered under the relevant trades in the Primary Register of the Registered Specialist Trade Contractors Scheme. Should the subcontractors further subcontract (irrespective of any tier) any part of the public works subcontracted to them involving trades available under the Primary Register of the Registered Specialist Trade Contractors Scheme, the contractor shall ensure that all subcontractors (irrespective of any tier) are registered under the relevant trades in the Primary Register of the Registered Specialist Trade Contractors Scheme.

Requirements for registration under the Registered Specialist Trade Contractors Scheme

Applications for registration under the RS are subject to the following entry requirements:

(a)	completion of at least one job within the last five years as a main contractor/ subcontractor in the trades and specialties for which registration is applied or to have acquired comparable experience by itself/its proprietors, partners or directors within the last five years;

(b)	listings on one or more government registration schemes operated by policy bureaus or departments of the Government relevant to the trades and specialties for which registration is sought; and

(c)	the proprietor, partner or director having been employed by a registered subcontractor for at least five years with experience in the trade/specialty applying for and having completed all the modules of the Project Management Training Series for Subcontractors (or equivalent) conducted by the Construction Industry Council; or the company’s proprietor, partner or director having registered as Registered Skilled Worker under the Construction Workers Registration Ordinance for the relevant trade/specialty with at least five years’ experience in the trade/specialty applying for and having completed the Senior Construction Workers Trade Management Course (or equivalent) conducted by the Construction Industry Council.

Applications for registration under the RSTC are subject to a number of requirements based on the relevant trade category and tender limits as detailed in Schedule 2 of the Rules and Procedures for the Register of Specialist Trade Contractors issued by the Construction Industry Council in January 2021.

Validity period of registration and renewal of registration

A registered subcontractor shall apply for renewal within three months before the expiry date of its registration whereas a registered specialist trade contractor shall apply for renewal not earlier than six months but not later than three months before the expiry date of its registration by submitting an application to the Construction Industry Council in a specified format providing information and supporting documents as required to show compliance with the entry requirements. An application for renewal shall be subject to approval by the committee on Registered Specialist Trade Contractors Scheme which oversees the Registered Specialist Trade Contractors Scheme (the “Committee”). If some of the entry requirements covered in an application can no longer be satisfied, the Committee of the Construction Industry Council may give approval for renewal based on those trades and specialties where the requirements are met. An approved renewal as a registered subcontractor shall be valid for three or five years from the expiry of the current registration whereas the approved renewal for a registered specialist trade contractor shall be valid for not less than 36 months after the decision date for that application for renewal.

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Codes of Conduct

A registered subcontractor and a registered specialist trade contractor shall observe the Codes of Conduct for Registered Subcontractor (Schedule 8 of the Rules and Procedures for the Primary Register of the Subcontractor Registration Scheme) (the “Codes of Conduct”). Failure to comply with the Codes of Conduct may result in regulatory actions taken by the Committee.

The circumstances pertaining to a registered subcontractor that may call for regulatory actions include, but are not limited to:

(a)	supply of false information when making an application for registration, renewal of registration or inclusion of additional trades;

(b)	failure to give timely notification of changes to the registration particulars;

(c)	serious violations of the registration rules and procedures;

(d)	convictions of senior management staff (including but not limited to proprietors, partners or directors) for bribery or corruption under the Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong);

(e)	convictions for failure to pay wages on time to workers in accordance with the relevant provisions contained in the Employment Ordinance;

(f)	willful misconducts that may bring the Subcontractor Registration Scheme (and since April 1, 2019, the Registered Specialist Trade Contractors Scheme) into serious disrepute;

(g)	civil awards/judgments in connection with the violation of or convictions under the relevant sections of the Mandatory Provident Fund Schemes Ordinance;

(h)	convictions under the Factories and Industrial Undertakings Ordinance or Occupational Safety and Health Ordinance in relation to serious construction site safety incidents resulting in one or more of the following consequence: (i) loss of life; or (ii) serious bodily injury resulting in loss or amputation of a limb or had caused or was likely to cause permanent total disability;

(i)	conviction of five or more offences under the Factories and Industrial Undertakings Ordinance and/or Occupational Safety and Health Ordinance each arising out of separate incidents in any six months period (according to the date of committing the offence but not the date of conviction), committed by the Registered Subcontractor at each of a construction site under a contract;

(j)	convictions for employment of illegal worker under the Immigration Ordinance; or

(k)	late payment of workers’ wages and/or late payment of contribution under the Mandatory Provident Fund Schemes Ordinance over ten days with solid proof of such late payment of wages and/or contribution.

The circumstances that may lead to regulatory actions be taken against a registered specialist trade contractor include, but are not limited to (a) a petition for winding-up or bankruptcy has been filed against the registered specialist trade contractor or other financial problems; (b) registered specialist trade contractor’s failure to answer queries or provide information relevant to the registration within the prescribed time specified by the committee of the Construction Industry Council; (c) misconduct or suspected misconduct of the registered specialist trade contractor; (d) court conviction or violation of any law by the registered specialist trade contractor, including but not limited to the Factories and Industrial Undertakings Ordinance, Occupational Safety and Health Ordinance, Employment Ordinance, Mandatory Provident Fund Schemes Ordinance, Immigration Ordinance, Prevention of Bribery Ordinance, Construction Industry Council Ordinance, Construction Workers Registration Ordinance; (e) matters of public interest; (f) serious or suspected serious poor performance or other serious causes in any public or private sector works contract; and (g) the registered specialist trade contractor’s failure to comply with any provisions of the Rules and Procedures for the Registered Specialist Trade Contractors Scheme.

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Regulatory actions

The Committee may instigate regulatory actions against a registered subcontractor by directing that: (a) written strong direction and/or warning be given to a registered subcontractor; (b) a registered subcontractor to submit an improvement plan with the contents as specified and within a specified period; (c) a registered subcontractor be suspended from registration for a specified duration; or (d) the registration of a registered subcontractor be revoked.

The Committee may instigate regulatory actions against a registered specialist trade contractor by directing that: (a) written warning be given to the registered specialist trade contractor; (b) the registered specialist trade contractor be suspended from registration for a specified period; (c) the grouping of a registered specialist trade contractor be changed; or (d) the registration of the registered specialist trade contractor be revoked.

LABOR, HEALTH AND SAFETY LAWS AND REGULATIONS

Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong)

Construction Workers Registration Ordinance requires construction workers to be registered for carrying out construction work on a construction site.

Under the Construction Workers Registration Ordinance, “construction work” means, among other things, any building operation involved in preparing for any operation such as the addition, renewal, alteration, repair, dismantling or demolition of any specified structure that involves the structure of the specified structure or any other specified structure. “Construction site” means, subject to certain exceptions, a place where construction work is, or is to be, carried out. Under section 40 of the Construction Workers Registration Ordinance, no person shall be registered as a registered construction worker unless the Registrar of Construction Workers is satisfied, among other things, that the person has attended the relevant construction work-related safety training course. Further, under section 44 of the Construction Workers Registration Ordinance, the Registrar of Construction Workers shall not renew the registration of a person unless the Registrar of Construction Workers is satisfied that, among other things, (i) the person has attended the relevant construction work-related safety training course; and (ii) if the registration will, on the date of expiry, have been in effect for not less than two years, the person has attended and completed, during the period of one year immediately before the date of application for renewal of the registration, such development courses applicable to his registration as the Construction Industry Council may specify.

The Construction Workers Registration Ordinance also contains a “designated workers for designated skills” provision, which provides that only registered skilled or semi-skilled workers of designated trade divisions are permitted to carry out construction works on construction sites relating to those trade divisions independently. Unregistered skilled or semi-skilled workers are only allowed to carry out construction works of designated trade divisions (i) under the instruction and supervision of registered skilled or semi-skilled workers of relevant designated trade division(s); (ii) in proposed emergency works (i.e. construction works which are made or maintained consequential upon the occurrence of emergency incidents); or (iii) in small-scale construction works (e.g. value of works not exceeding HK$100,000).

The Construction Workers Registration Ordinance also contains a “designated workers for designated skills” provision, which provides that only registered skilled or semi-skilled workers of designated trade divisions are permitted to carry out construction works on construction sites relating to those trade divisions independently. Unregistered skilled or semi-skilled workers are only allowed to carry out construction works of designated trade divisions (i) under the instruction and supervision of registered skilled or semi-skilled workers of relevant designated trade division(s); (ii) in proposed emergency works (i.e. construction works which are made or maintained consequential upon the occurrence of emergency incidents); or (iii) in small-scale construction works (e.g. value of works not exceeding HK$100,000).

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Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong)

The Factories and Industrial Undertakings Ordinance provides for the safety and health protection to workers in an industrial undertaking. Under the Factories and Industrial Undertakings Ordinance, it is the duty of a proprietor of an industrial undertaking to take care of, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking. The duties of a proprietor extend to include:

●	providing and maintaining plant and work systems that do not endanger safety or health;
●	making arrangements for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances;
●	providing all necessary information, instructions, training and supervision for ensuring safety and health;
●	providing and maintaining safe access to and egress from the workplaces; and
●	providing and maintaining a safe and healthy working environment.

A proprietor who contravenes any of these duties commits an offence and is liable to a fine of HK$500,000. A proprietor who contravenes any of these requirements willfully and without reasonable excuse commits an offence and is liable to a fine of HK$500,000 and to imprisonment for six months.

Matters regulated under the subsidiary regulations of the Factories and Industrial Undertakings Ordinance, including the Construction Sites (Safety) Regulations (Chapter 59I of the Laws of Hong Kong), include (i) the prohibition of employment of persons under 18 years of age (save for certain exceptions); (ii) the maintenance and operation of hoists; (iii) the duty to ensure safety of places of work; (iv) prevention of falls; (v) safety of excavations; (vi) the duty to comply with miscellaneous safety requirements; and (vii) provision of first aid facilities. Non-compliance with any of these rules is an offence and different levels of penalty will be imposed and a contractor guilty of the relevant offence could be liable to a fine up to HK$200,000 and imprisonment up to 12 months.

In addition, under the Factories and Industrial Undertakings (Safety Management) Regulation (Chapter 59AF of the Laws of Hong Kong), any contractor (i) in relation to construction work with a contract value of HK$100 million or more; or (ii) in relation to construction work having an aggregate of 100 or more workers in a day working in a single construction site; or (iii) in relation to construction work having an aggregate of 100 or more workers in a day working in two or more construction sites is obliged to appoint a safety auditor to conduct a safety audit to collect, assess and verify information on the efficiency, effectiveness and reliability of its safety management system and consider improvements to the system at least once in every six months. Further, any contractor (i) in relation to construction work having an aggregate of 50 or more but less than 100 workers in a day working in a single construction site; or (ii) in relation to construction work having an aggregate of 50 or more but less than 100 workers in a day working in two or more construction sites is obliged to appoint a person, being a person who is capable of competently carrying out a safety review, to be the safety review officer to conduct a safety review to review the effectiveness of its safety management system and consider improvements to the effectiveness of the system at least once in every six months. Any person who contravenes these requirements commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment of six months.

According to the Factories and Industrial Undertakings (Safety Management) Regulation, the safety auditor shall (i) be a registered safety officer under the Factories and Industrial Undertakings (Safety Officers and Safety Supervisors) Regulations (Chapter 59Z of the Laws of Hong Kong); (ii) have not less than three years’ full-time experience, in the five years period immediately preceding the application for registration with the Labor Department, in a managerial post responsible for industrial safety and health matters in respect of an industrial undertaking; (iii) occupy, at the time of the application for registration with the Labor Department, the managerial post or a like post; (iv) have successfully completed a scheme conducted by a registered scheme operator; and (v) understand the requirements under legislation in Hong Kong relating to industrial safety and health matters. Pursuant to the Code of Practice on Safety Management issued by the Labor Department, a safety auditor should (i) understand his task and be competent to carry it out; (ii) be familiar with the industry and the processes being carried out in the relevant industrial undertaking; (iii) have a good knowledge of the safety management practices in the industry; and (iv) have the necessary experience and knowledge to enable him to evaluate performance and identify deficiencies effectively, while a safety review officer should (i) have a good understanding of the operation of the relevant industrial undertaking in respect of which he conducts the safety review; (ii) have a good understanding of the legal requirements in force in Hong Kong relating to industrial safety and health; and (iii) have received appropriate training in how to review the effectiveness of a safety management system with a view to improving it.

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Factories and Industrial Undertakings (Loadshifting Machinery) Regulation (Chapter 59AG of the Laws of Hong Kong) (“Loadshifting Machinery Regulations”)

Under regulation 3 of the Loadshifting Machinery Regulations, the responsible person of a loadshifting machine shall ensure that the machine is only operated by a person who (i) has attained the age of 18 years; and (ii) holds a valid certificate applicable to the type of loadshifting machine to which that machine belongs. Under the Loadshifting Machinery Regulations, loadshifting machines used in industrial undertakings refer to forklift trucks.

Under regulation 8 of the Loadshifting Machinery Regulations, a responsible person who without reasonable excuse contravenes regulation 3 commits an offence and is liable to a fine of HK$50,000.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;
●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;
●	as regards any workplace under the employer’s control: maintenance of the workplace in a condition that is safe and without risks to health; and provision and maintenance of means of access to and egress from the workplace that are safe and without any such risks;
●	providing all necessary information, instructions, training and supervision for ensuring safety and health; and
●	providing and maintaining a working environment for the employer’s employees that is safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

The Commissioner for Labor may also issue an improvement notice against non-compliance of the Occupational Safety and Health Ordinance or the Factories and Industrial Undertakings Ordinance or suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notice without reasonable excuse constitutes an offence punishable by a fine of HK$200,000 and HK$500,000 respectively and imprisonment of up to 12 months.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

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Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 15(1A) of the Employees’ Compensation Ordinance, employer shall report work injuries of its employee to the Commissioner of Labor not later than 14 days after the accident, irrespective of whether the accident gives rise to any liability to pay compensation.

According to section 24 of the Employees’ Compensation Ordinance, a principal contractor shall be liable to pay compensation to subcontractors’ employees who are injured in the course of their employment to the subcontractor. The principal contractor is, nonetheless, entitled to be indemnified by the subcontractor who would have been liable to pay compensation to the injured employee. The employees in question are required to serve a notice in writing on the principal contractor before making any claim or application against such principal contractor.

Pursuant to section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). Under section 40(1B) of the Employees’ Compensation Ordinance, where a principal contractor has undertaken to perform any construction work, it may take out an insurance policy for an amount not less than HK$200 million per event to cover his liability and that of his subcontractor(s) under the Employees’ Compensation Ordinance and at common law. Where a principal contractor has taken out a policy of insurance under section 40(1B) of the Employees’ Compensation Ordinance, the principal contractor and a subcontractor insured under the policy shall be regarded as having complied with section 40(1) of the Employees’ Compensation Ordinance.

An employer who fails to comply with the Employees’ Compensation Ordinance to secure an insurance cover is liable on conviction upon indictment to a fine at level 6 (currently at HK$100,000) and to imprisonment for two years.

Limitation Ordinance (Chapter 347 of the Laws of Hong Kong)

Under the Limitation Ordinance, the time limit for an applicant to commence common law claims for personal injuries is three years from the date on which the cause of action accrued.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

A principal contractor shall be subject to the provisions on subcontractor’s employees’ wages in the Employment Ordinance. According to section 43C of the Employment Ordinance, a principal contractor or a principal contractor and every superior subcontractor jointly and severally is/are liable to pay any wages that become due to an employee who is employed by a subcontractor on any work which the subcontractor has contracted to perform, and such wages are not paid within the period specified in the Employment Ordinance. The liability of a principal contractor and superior subcontractor (where applicable) shall be limited to (a) the wages of an employee whose employment relates wholly to the work which the principal contractor has contracted to perform and whose place of employment is wholly on the site of the building works; and (b) the wages due to such an employee for two months (such months shall be the first two months of the period in respect of which the wages are due).

An employee who has outstanding wage payments from subcontractor must serve a notice in writing on the principal contractor within 60 days after the wage due date. A principal contractor and superior subcontractor (where applicable) shall not be liable to pay any wages to the employee of the subcontractor if that employee fails to serve a notice on the principal contractor.

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Upon receipt of such notice from the relevant employee, a principal contractor shall, within 14 days after receipt of the notice, serve a copy of the notice on every superior subcontractor to that subcontractor (where applicable) of whom he is aware. A principal contractor who without reasonable excuse fails to serve notice on the superior subcontractor(s) shall be guilty of an offence and shall be liable on conviction to a fine at level 5 (currently at HK$50,000).

Pursuant to section 43F of the Employment Ordinance, if a principal contractor or superior subcontractor pays to an employee any wages under section 43C of the Employment Ordinance, the wages so paid shall be a debt due by the employer of that employee to the principal contractor or superior subcontractor, as the case may be. The principal contractor or superior subcontractor who pays an employee any wages under section 43C of the Employment Ordinance may either (i) claim contribution from every superior subcontractor to the employee’s employer or from the principal contractor and every other such superior subcontractor as the case may be, or (ii) deduct by way of set-off the amount paid by him from any sum due or may become due to the subcontractor in respect of the work that he has subcontracted.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Immigration Ordinance (Chapter 115 of the Laws of Hong Kong)

According to section 38A of the Immigration Ordinance, a construction site controller (i.e. the principal or main contractor and includes a subcontractor, owner, occupier or other person who has control over or is in charge of a construction site) shall take all practicable steps to (i) prevent having illegal immigrants from being on site or (ii) prevent illegal workers who are not lawfully employable from taking employment on site.

Where it is proved that (i) an illegal immigrant was on a construction site or (ii) such illegal worker who is not lawfully employable took employment on a construction site, the construction site controller commits an offence and is liable to a fine of HK$350,000.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$37.5 per hour as at the date of this prospectus) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPF Schemes Ordinance”)

Employers are required to enroll their regular employees (except for certain exempt persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into a MPF scheme. For an employee, subject to the maximum and minimum levels of income (set at HK$30,000 and HK$7,100 per month, respectively, as at the date of this prospectus), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling (set at HK$1,500 as at the date of this prospectus). Employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (set at HK$30,000 as at the date of this prospectus).

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Industry Schemes

Industry Schemes were established under the MPF system for employers in the construction and catering industries in view of the high labor mobility in these two industries, and the fact that most employees in these industries are “casual employees” whose employment is on a day-to-day basis or for a fixed period of less than 60 days.

For the purpose of the Industry Schemes, the construction industry covers the following eight major categories: (1) foundation and associated works; (2) civil engineering and associated works; (3) demolition and structural alteration works; (4) refurbishment and maintenance works; (5) general building construction works; (6) fire services, mechanical, electrical and associated works; (7) gas, plumbing, drainage and associated works; and (8) interior fitting-out works.

The MPF Schemes Ordinance does not stipulate that employers in these two industries must join the Industry Schemes. The Industry Schemes provide convenience to the employers and employees in the construction and catering industries.

Casual employees do not have to switch schemes when they change jobs within the same industry, so long as their previous and new employers are registered with the same Industry Scheme. This is convenient for scheme members and saves administrative costs.

ENVIRONMENTAL PROTECTION

Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong)

The Air Pollution Control Ordinance is the principal legislation in Hong Kong for controlling emission of air pollutants and noxious odor from construction, industrial and commercial activities and other polluting sources. Subsidiary regulations of the Air Pollution Control Ordinance impose control on air pollutant emissions from certain operations through the issue of licenses and permits.

A contractor shall observe and comply with the Air Pollution Control Ordinance and its subsidiary regulations, including without limitation the Air Pollution Control (Open Burning) Regulation (Chapter 311O of the Laws of Hong Kong), the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong) and the Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong). The contractor responsible for a construction site shall devise, arrange methods of working and carry out the works in such a manner so as to minimize dust impacts on the surrounding environment, and shall provide experienced personnel with suitable training to ensure that these methods are implemented. Asbestos control provisions in the Air Pollution Control Ordinance require that building works involving asbestos must be conducted only by registered asbestos contractors and under the supervision of a registered consultant.

Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong)

The NRMM Regulation came into effect on June 1, 2015 to introduce regulatory control on the emissions of NRMMs, including non-road vehicles and regulated machines that are subject to the NRMM Regulations (the “Regulated Machines”). Unless exempted, NRMMs which are regulated under this provision are required to comply with the emission standards prescribed under this regulation. Under section 5 of the NRMM Regulation, starting from December 1, 2015, only approved or exempted NRMMs with a proper label are allowed to be used in specified activities and locations including construction sites. However, existing NRMMs which are already in Hong Kong on or before November 30, 2015 will be exempted from complying with the emission requirements pursuant to section 11 of the NRMM Regulation. Under Section 5 of the NRMM Regulation, any person who uses or causes to be used a Regulated Machine in specified activities or locations without (i) exemption or approval by the Environmental Protection Department is liable on conviction to a fine of HK$200,000 and to imprisonment for six months, and (ii) a proper label is liable on conviction to a fine of HK$50,000 and to imprisonment for up to three months.

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Pursuant to the Technical Circular issued by the Work Branch of the Development Bureau on February 8, 2015, an implementation plan to phase out the use of exempted NRMMs for four types of exempted NRMMs (namely generators, air compressors, excavators and crawler cranes) has been included in the Technical Circular, under which, all new capital works contracts of public works including design and build contracts with an estimated contract value exceeding HK$200 million and tenders invited on or after 1 June 2015 shall require the contractor to allow no exempted generator and air compressor to be used after June 1, 2015 and the number of exempted excavators and crawler cranes not to exceed 50%, 20% and 0% of the total units of exempted NRMMs from June 1, 2015, June 1, 2017 and June 1, 2019 respectively.

Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong)

The Noise Control Ordinance controls, among others, the noise from construction, industrial and commercial activities. A contractor shall comply with the Noise Control Ordinance and its subsidiary regulations in carrying out construction works. For construction activities that are to be carried out during the restricted hours and for percussive piling during the daytime, not being a general holiday, construction noise permits are required from the Director of the Environmental Protection Department in advance.

Under the Noise Control Ordinance, construction works that produce noises and the use of powered mechanical equipment (other than percussive piling) are not allowed between 7:00 p.m. and 7:00 a.m. or at any time on general holidays, unless prior approval has been granted by the Director of the Environmental Protection Department through the construction noise permit system. The use of certain equipment is also subject to restrictions. Hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the Director of the Environmental Protection Department.

Any person who carries out any construction work except as permitted is liable on first conviction to a fine of HK$100,000 and on subsequent convictions to a fine of HK$200,000, and in any case to a fine of HK$20,000 for each day during which the offence continues.

Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong)

The Water Pollution Control Ordinance controls the effluent discharged from all types of industrial, commercial, institutional and construction activities into public sewers and public drain. For any industry/trade generating wastewater discharge (except domestic sewage or unpolluted water that are discharged into communal sewer or communal drain), they are subject to licensing control by the Director of the Environmental Protection Department.

All discharges, other than domestic sewage or unpolluted water to communal sewer or communal drain, must be covered by an effluent discharge license. The license specifies the permitted maximum allowable quantity and effluent standards of the effluent. The general guidelines are that the effluent does not damage sewers or pollute inland or inshore marine waters.

According to the Water Pollution Control Ordinance, unless being licensed under the Water Pollution Control Ordinance, a person who discharges any waste or polluting matter into the waters of Hong Kong in a water control zone or discharges any matter, other than domestic sewage and unpolluted water, into a communal sewer or communal drain in a water control zone commits an offence and is liable to imprisonment for six months and (a) for a first offence, a fine of HK$200,000; (b) for a second or subsequent offence, a fine of HK$400,000, and (c) in addition, if the offence is a continuing offence, a fine of HK$10,000 for each day during which it is proved to the satisfaction of the court that the offence has continued.

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Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong)

The Waste Disposal Ordinance controls the production, storage, collection and disposal including treatment, reprocessing and recycling of wastes. At present, livestock waste and chemical waste are subject to specific controls whilst unlawful deposition of waste is prohibited. Import and export of waste is generally controlled through a permit system.

A contractor shall observe and comply with the Waste Disposal Ordinance and its subsidiary regulations, including without limitation the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Chapter 354N of the Laws of Hong Kong) and the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong).

Under the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, construction waste can only be disposed at designated prescribed facilities and a main contractor who undertakes construction work with a value of HK$1 million or above will be required, within 21 days after being awarded the contract, to establish a billing account in respect of that particular contract with the Director of the Environmental Protection Department to pay any disposal charges for the construction waste generated from the construction work under that contract.

Under the Waste Disposal (Chemical Waste) (General) Regulation, a person who produces chemical waste or causes it to be produced has to register as a chemical waste producer. Any chemical waste produced must be packaged, labeled and stored properly before disposal. Only a licensed waste collector can transport the waste to a licensed chemical waste disposal site for disposal. Chemical waste producers also need to keep records of their chemical waste disposal for inspection by the Environmental Protection Department.

OTHERS

Proposed Security of Payment Legislation (“SOPL”)

The Government has conducted a public consultation on the SOPL for the construction industry to promote fair payment and help main contractors, subcontractors, consultants, sub-consultants and suppliers to receive payment on time for work done and services provided, so as to improve payment practices and provide rapid dispute resolution.

The SOPL will, among others:

●	prohibit “pay when paid” and similar terms in contracts, which refer to provisions in contracts that make payment contingent or conditional on the operation of other contracts or agreements, meaning that payment is conditional on the payer receiving payment from a third party;

●	prohibit payment periods of more than 60 calendar days for interim payments and 120 calendar days for final payments;

●	enable parties who are entitled to progress payments under the terms of a contract covered by the SOPL to claim such payments as statutory payment claims, upon receipt of which the payer has 30 calendar days to serve a payment response, and parties who are entitled to payments under statutory payment claims will be entitled to pursue adjudication if the statutory payment claims are disputed or ignored; and

●	grant parties the right to suspend or reduce the rate of progress of works after either non-payment of an adjudicator’s decision or non-payment of amounts admitted as due.

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All contracts and sub-contracts, whether in written or oral form, for (i) government works, under which the Government and specified public entities procure construction and maintenance activities or related services, materials or plant; and (ii) private sector works, under which private entities procure construction activities for new buildings (as defined in the Buildings Ordinance) with a main contract value of over HK$5 million or procure related services, material or plant or supply-only contracts with a contract value of over HK$500,000, will be governed by the SOPL. Where the main contract is covered by the SOPL, all subcontracts (irrespective of tier) will be covered by the SOPL regardless of value. The legislation will not apply to private sector construction works relating to new buildings with a main contract value of less than HK$5 million or related services, material or plant supply-only contracts with a contract value of less than HK$500,000.

The proposed legislation will not apply retrospectively but will apply only to contracts entered on or after a date to be set by or pursuant to the legislation.

The SOPL is designed to assist contractors throughout the contractual chain to ensure cash-flow and access to a swift dispute resolution process. However, there are still uncertainties on the final legislative framework to be submitted to the Legislative Council for consideration and approval.

The Government released a Technical Circular on the Implementation of the Spirit of Security of Payment Legislation in Public Works Contracts (the “Technical Circular”) in October 2021. The Technical Circular sets out the policy on the implementation of the spirit of the SOPL in public works contracts with a view to facilitating timely processing of contract payments and providing an interim mechanism for speedy resolution of payment disputes before the enactment of the SOPL. The scope of contracts covered by the Technical Circular includes public works contracts, term contracts and related subcontracts tendered (i) on or after December 31, 2021, for tenders to be invited from Group B or Group C contractors on the List of Approved Contractors for Public Works; and (ii) on or after April 1, 2022, for tenders to be invited from other contractors on the List of Approved Contractors for Public Works or the List of Approved Suppliers of Materials and Specialist Contractors for Public Works.

The implementation date of the proposed SOPL has not been announced, and therefore does not affect our Operating Subsidiaries.

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MANAGEMENT

Set forth below is information concerning our directors and executive officers as of the date of this prospectus:15

Name	Age	Position(s)
Chi Ming LAM	37	Chief Executive Officer, Executive Director and Chairman
Pik Chun LIN	37	Chief Financial Officer
Shing Yan CHENG	47	Independent Director and Audit Committee Chairman*
Dongjie LAO	34	Independent Director*
Yu YUAN	33	Independent Director*

* These individuals consent to serving in such position upon the closing of this Offering.

The business address of each of the officers and directors is at 8/F, Cheong Tai Industrial Building, 16 Tai Yau Street, San Po Kong, Kowloon, Hong Kong.

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Chief Executive Officer

Chi Ming LAM, age 37, has over 20 years of experience in the wet trades works industry. Mr. Lam has been a director and shareholder of MS (HK) Engineering Limited since its incorporation in 2012 and he has been a director and a shareholder of MS Engineering Co., Limited since its incorporation in 2019 and 2021, respectively. He was appointed as our Chief Executive Officer and Chairman on December 22, 2022. Mr. Lam is mainly responsible for the overall management, formulation of business strategies, project management and day-to-day management of our Operating Subsidiaries’ operations. Mr. Lam completed Form 5 secondary education in Hong Kong in 2005. Mr. Lam obtained a foundation diploma in electrical engineering from the Vocational Training Council of Hong Kong in 2009.

Chief Financial Officer

Pik Chun LIN, age 37, has over 15 years of experience in accounting. Ms. Lin joined our Group in April 2014 and was appointed as our Chief Financial Officer on December 22, 2022. From June 2010 to March 2014, she was an accounting officer for Legend Swimwear Factory Limited. From May 2009 to May 2010, she was an assistant accountant of ELM Computer Technologies Limited. From May 2007 to April 2009, she was an accounting assistant of Linmark (HK) Limited. Ms. Lin obtained a Bachelor of Arts with Honors in Accounting from the University of Bedfordshire in February 2012. She also obtained an advanced diploma in accounting from the University of Hong Kong School of Professional and Continuing Education in June 2010.

Independent Directors:

Shing Yan CHENG, age 47, will serve as a director immediately upon the closing of this Offering. Ms. Cheng has over 20 years of experience in auditing, accounting and financial management. She has held different positions at Ernst & Young Business Services Ltd., Baker Tilly Hong Kong Business Services Limited and SHINEWING (HK) CPA Limited from 2004 to 2016. Since April 2016, Ms. Cheng joined the group of Sanroc International Holdings Limited (now known as Zhaobangji Properties Holdings Limited) (“Sanroc”), a company listed on the Main Board of the Stock Exchange of Hong Kong (“HKEx”) (stock code: 1660), as the chief financial officer. From August 2016 to April 2018 and from April 2017 to April 2018, she was the company secretary and an executive director of Sanroc, respectively. From June 2017 to October 2019, she was an independent non-executive director of China Shenghai Food Holdings Company Limited (now known as China Shenghai Group Limited), a company listed on the Main Board of HKEx (stock code: 1676). Since October 2017, she has been an independent non-executive director of Putian Communication Group Limited, a company listed on the Main Board of HKEx (stock code: 1720). Since February 2021, she has been an independent non-executive director of Kwong Luen Engineering Holdings Limited, a company listed on the Main Board of HKEx. Ms. Cheng obtained a master’s degree of arts in international accounting from the City University of Hong Kong in November 2003. She was admitted as a certified public accountant of the Hong Kong Institute of Certified Public Accountants in July 2003, a fellow of The Association of Chartered Certified Accountants in December 2005, an associate of The Institute of Chartered Secretaries and Administrators (now known as The Chartered Governance Institute) in June 2017 and an associate of The Hong Kong Institute of Chartered Secretaries in June 2017.

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Dongjie LAO, age 34, will serve as a director immediately upon the closing of this Offering. Mr. Lao has over 10 years of experience in engineering. From July 2012 to April 2017, Mr. Lao was an engineer of AECOM Asia Co. Ltd.. From March 2017 to August 2018, Mr. Lao was a site engineer of Kowloon Development Engineering Limited. Since August 2018, Mr. Lao has been a project manager of YSK2 Engineering Company Limited. Mr. Lao obtained a Bachelor of Engineering degree in civil engineering from the University of Hong Kong in 2012. Mr. Lao has been a member of the Hong Kong Institution of Engineers and the Institution of Structural Engineers since June 2018. Mr. Lao has been a registered professional engineer under the engineers registration board of Hong Kong since November 2020.

Yu YUAN, age 33, will serve as a director immediately upon the closing of this Offering. Mr. Yuan has over 10 years of experience in engineering. From August 2012 to June 2017, Mr. Yuan worked in Victor Li & Associates Ltd., with his last position as an assistant project manager. From June 2017 to February 2019, Mr. Yuan was an assistant project manager of SHUNLEE Engineering Corporation Limited. From March 2019 to April 2021, Mr. Yuan was a project manager of Vicon Construction Co., Ltd.. Since April 2021, Mr. Yuan has been a senior engineer in BUCG-CCCL JOINT VENTURE. Mr. Yuan obtained a Bachelor of Engineering degree in civil engineering in 2012 from the University of Hong Kong and a Master of Science degree in engineering (geotechnical engineering) in 2016. Mr. Yuan has been a chartered civil engineer under the Institution of Civil Engineers since July 2020.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board of Directors

We expect our board of directors will consist of four (4) directors after completion of the Offering.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice, it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our Company, or in which he is so interested and may vote on such motion.

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Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Copy of our committee charters are to be posted on our corporate investor relations website at http://ms100.com.hk prior to our listing on Nasdaq.

Each committee’s members will be appointed upon the close of our Offering and listing on Nasdaq Their functions are described below.

Audit Committee. We expect that on completion of the Offering, the audit committee will be comprised of Ms. Shing Yan Cheng, Mr. Dongjie Lao and Mr. Yu Yuan with Ms. Shing Yan Cheng serving as chair. Our board of directors has determined that Ms. Shing Yan Cheng qualifies as an “audit committee financial expert” and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules. We have also determined that Ms. Shing Yan Cheng, Mr. Dongjie Lao and Mr. Yu Yuan satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

Our board of directors has also adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis. A copy of the audit committee’s current charter is available at our corporate website.

Compensation Committee. We expect that upon completion of the Offering, the Compensation Committee will be comprised of Ms. Shing Yan Cheng, Mr. Dongjie Lao and Mr. Yu Yuan, with Mr. Dongjie Lao serving as chair. We have also determined that Ms. Shing Yan Cheng, Mr. Dongjie Lao and Mr. Yu Yuan satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees generally. If so authorized by the Board of Directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee consults with the chief executive officer, who may make recommendations to the compensation committee. Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers. A copy of the compensation committee’s current charter is available at our corporate website.

Nominating and Corporate Governance Committee. We expect that upon completion of the Offering, the Nominating and Corporate Governance Committee will be comprised of Ms. Shing Yan Cheng, Mr. Dongjie Lao and Mr. Yu Yuan, with Mr. Yu Yuan serving as chairman. We have also determined that Ms. Shing Yan Cheng, Mr. Dongjie Lao and Mr. Yu Yuan, satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee is involved in evaluating the desirability of and recommending to the board any changes in the size and composition of the board, evaluation of and successor planning for the chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally. A copy of the nominating and corporate governance committee’s current charter is available at our corporate website.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics is currently available at our corporate website at http://ms100.com.hk/.

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Duties of Directors

Under Cayman Islands law, the directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our amended and restated articles of association. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from board meetings for a continuous period of six months or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Interested Transactions

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

A director may, subject to any separate requirement for audit committee approval under applicable law, the amended and restated memorandum and articles of association or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of a certain contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such a contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our amended and restated memorandum and articles of association to be adopted upon the closing of this offering, we may indemnify, among other persons, our Directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred with, omitted by, or executed by as a part of their duty or supposed duty in carrying out their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Employment Agreements with Named Executive Officers and Director

We have entered into employment agreement with our named executive officers. The named executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officers’ employment under Hong Kong Law and under other applicable laws and regulations.

The named executive officers have agreed during and after the termination or expiry of his/her employment agreement, not to reveal to any person or use all information, know-how and records that is confidential or not, which may come to their knowledge during their employment, except as authorized or required by his/her duties to do so. The restriction shall cease to apply to information or knowledge which may come into the public domain.

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EXECUTIVE COMPENSATION

Our compensation committee approves our salaries and benefit policies. It determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

The following table sets forth certain information with respect to compensation for the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021 earned by or paid to our chief executive officer (the “named executive officers”).

Name and principal position	Year/ period	Fee earned or paid in cash	Base compensation and bonus	Share awards	Option awards	Non-equity incentive plan compensation	Change in pension value and non-qualified deferred	All other compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Mr. Chi Ming Lam Chief Executive Officer	Fiscal year ended March 31, 2021	18,462	-	-	-	-	-	923	19,385
	Fiscal year ended March 31, 2022	52,372	-	-	-	-	-	1,154	53,526
	Six months ended September 30, 2022	32,308	-	-	-	-	-	974	33,282
Ms. Pik Chun Lin Chief Financial Officer	Fiscal year ended March 31, 2021	62,633	-	-	-	-	-	1,782	64,415
	Fiscal year ended March 31, 2022	45,045	-	-	-	-	-	1,154	46,199
	Six months ended September 30, 2022	5,897	-	-	-	-	-	295	6,192

Compensation of Directors

For the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, no members of our board of directors received compensation in their capacity as directors.

Director Compensation — Non-Employee Directors

Historically, we have not paid our non-employee directors. We will pay our independent directors an annual cash retainer subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the six months ended September 30, 2022 and the fiscal years ended March 31, 2022 and 2021, we did not pay any non-employee directors because we did not have any non-employee directors.

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RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation”, below we describe transactions since our incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

	For the six months ended September 30, 2022		For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2021
	($)		($)	($)
Supplier costs paid to
- MO Building Material Limited	425,128	*	335,431	23,678

Rental expenses paid to
- MS Engineering Co., Limited	-		-	14,667

	As at September 30, 2022	As at March 31, 2022	As at March 31, 2021
	($)	($)	($)
Amount due from/(to) related parties
- Mr. Chi Ming Lam	(32,494)	520,151	44,919
- MS Engineering Co., Limited	-	-	680,690

* Until August 31, 2022

Mr. Chi Ming Lam was a shareholder and director of MO Building Material Limited until August 31, 2022. On August 31, 2022, Mr. Chi Ming Lam resigned as director of MO Building Material Limited and transferred all his shares in MO Building Material Limited to an independent third party.

During the fiscal year ended March 31, 2021, MS Engineering Co., Limited leased an office space from an independent third party and sub-let it to MS (HK) Engineering Limited. MS (HK) Engineering Limited paid rental fees of HK$141,400 (US$14,667) to MS Engineering Co., Limited.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of the prospectus by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

Our Company is authorized to issue 100,000,000 Ordinary Shares with par value of $0.0005. The number and percentage of Ordinary Shares beneficially owned before the Offering are based on 16,050,000 Ordinary Shares issued and outstanding as of the date of this prospectus and [ ] Ordinary Shares post-Offering. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person.

None of our shareholders as of the date of this prospectus is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 8/F, Cheong Tai Industrial Building, 16 Tai Yau Street, San Po Kong, Kowloon, Hong Kong. As of the date of this prospectus, we have one shareholder of record.

	Ordinary Shares beneficially owned prior to this Offering		Ordinary Shares beneficially owned after this Offering
	Number	%	Number	%
Directors and Executive Officer:
Chi Ming LAM Chief Executive Officer	16,050,000	100
Pik Chun LIN Chief Financial Officer	-	-
Shing Yan CHENG	-	-
Dongjie LAO	-	-
Yu YUAN	-	-
All directors and executive officers as a group	16,050,000	100

As of the date of this prospectus, we are authorized to issue 100,000,000 shares with par value of $0.0005 in a single class. Holders of Ordinary Shares are entitled to one vote per share. We will issue and register Ordinary Shares in this Offering.

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As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

History of Share Capital

We were incorporated in the Cayman Islands as a business company with liability limited by shares on August 2, 2022 with the specific purpose to become the legal vehicle for our Operating Subsidiaries to go public in the U.S.

Name of company	Place of incorporation	Attributable equity interest (%)	Issued and outstanding shares
Ming Shing Group Holdings Limited	Cayman Islands	100	16,050,000
MS (HK) Construction Engineering Limited	British Virgin Islands	100	50,000
MS (HK) Engineering Limited	Hong Kong	100	1
MS Engineering Co., Limited	Hong Kong	100	10,000

On August 2, 2022, the Company was incorporated in the Cayman Islands. On August 17, 2022, the Company incorporated a wholly-owned subsidiary, MS (HK) Construction Engineering Limited, a limited company incorporated in the British Virgin Islands.

On November 25, 2022, Mr. Chi Ming Lam, the then sole shareholder of MS (HK) Engineering Limited, transferred his entire equity interest in MS (HK) Engineering Limited, to MS (HK) Construction Engineering Limited.

On November 25, 2022, Mr. Chi Ming Lam, the then sole shareholder of MS Engineering Co., Limited, transferred his entire equity interest in MS Engineering Co., Limited, to MS (HK) Construction Engineering Limited.

As of the date of this prospectus, none of our outstanding Ordinary Shares is held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our Company.

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DESCRIPTION OF ORDINARY SHARES

General

Ming Shing Group Holdings Limited is a holding company incorporated under the laws of the Cayman Islands on August 2, 2022. Our affairs are governed by the provisions of our Amended Memorandum and Articles, as amended and/or restated from time to time, the Companies Act and the applicable laws of the Cayman Islands (including applicable common law).

The following description of our share capital and provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands, or the “Companies Act,” on August 2, 2022. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares or warrants to bearer.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 100,000,000 ordinary shares of par value US$0.0005 each. As of the date of this prospectus, there are 16,050,000 ordinary shares issued and outstanding. Subject to the provisions of the Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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At the completion of this offering, there will be [   ] ordinary shares issued and outstanding. Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about [●].

Listing

We will apply to list the ordinary shares on the Nasdaq Capital Market under the symbol “ ”.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is Cogency Global Inc., at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168, United States.

Dividends

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

●	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

●	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

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●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

●	either alone or jointly with any other person, whether or not that other person is a shareholder; and

●	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

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If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Companies Act.

Redemption and Purchase of Own Shares

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to any applicable requirements set forth in the Articles and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

●	where the ordinary shares are fully paid, by or on behalf of that shareholder; and

●	where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

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The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the ordinary shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

●	any fee related to the transfer has been paid to us; and

●	the transfer is not more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

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Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

A director may be removed by ordinary resolution.

A director may at any time resign from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

●	he is prohibited by the law of the Cayman Islands from acting as a director;

●	he is made bankrupt or makes an arrangement or composition with his creditors generally;

●	he resigns his office by notice to us;

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●	he only held office as a director for a fixed term and such term expires;

●	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

●	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

●	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

●	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Companies Act and our memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. To the extent allowed by the Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

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A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

●	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

●	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

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The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, and, a statement of the shares held by each member, which:

●	distinguishes each share by its number (so long as the share has a number);

●	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

●	confirms the number and category of shares held by each member; and

●	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

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Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of the UK. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.	As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, acts or omissions not in good faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

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Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of the corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

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Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be void or voidable solely because such interested director is present at or participates in the meeting that authorizes the transaction if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Director election is governed by the terms of the memorandum and articles of association.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Companies Act but our post-offering amended and restated articles of association do not provide for cumulative voting.

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Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Mergers and Similar Arrangements	Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and by a majority of the outstanding voting power of the shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain mergers are entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value (as determined by the Delaware Court of Chancery) of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction.	The Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Delaware law also provides that a parent entity, by resolution of its board of directors, may merge with any subsidiary corporation, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights unless the subsidiary is wholly owned.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the Companies Act, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

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A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the votes are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question;

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●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

When a takeover offer is made and accepted by holders of not less than 90.0% of the shares affected within four (4) months, the offeror may, within a two (2) month period commencing on the expiration of such four (4) month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.

In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action but such discretion is rarely used. Generally, Delaware follows the American rule under which each party bears its own costs.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.

Inspection of Corporate Records	Under Delaware law, shareholders of a corporation, upon written demand under oath stating the purpose thereof, have the right during normal business hours to inspect for any proper purpose, and to make copies and extracts of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than copies of our memorandum and articles, the register of mortgages or charges, and any special resolutions passed by our shareholders) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals	Under Delaware law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the corporation’s governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the corporation’s governing documents, but shareholders may be precluded from calling special meetings.	The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.

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Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders unless otherwise provided in the corporation’s certificate of incorporation. A corporation must send prompt notice of the taking of the corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders who have not consented in writing and who would have otherwise been entitled to notice of the meeting at which such action would have been taken.	The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases, the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

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●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

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Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this Offering, we will have [ ] Ordinary Shares outstanding. All of the Ordinary Shares sold in this Offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this Offering, there has been no public market for our Ordinary Shares. We have applied for and gotten a listing approval letter to list the Ordinary Shares on Nasdaq, but we cannot assure you that a regular trading market will develop in the Ordinary Shares. We do not expect that a trading market will develop for our ordinary shares.

Lock-Up Agreements

We, our shareholder and all of our directors and executive officers will agree with the Underwriter not to, without the prior consent of the Underwriter, for a period of no less than six months following the date of this prospectus, sell, transfer, or otherwise dispose of any of our Ordinary Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares.

Rule 144

All of our Ordinary Shares outstanding prior to this Offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this Offering; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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TAXATION

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Polaris Tax Counsel, our U.S. Tax counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of David Fong & Co., our Hong Kong counsel, insofar as it relates to legal conclusions with respect to matters of Hong Kong Taxation below.

Hong Kong Taxation

The following brief description of Hong Kong laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. Please refer to the section titled “Dividend Policy.”

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.13% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

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Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES. THIS DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR INVESTORS IN LIGHT OF THEIR SPECIFIC CIRCUMSTANCES, INCLUDING INVESTORS SUBJECT TO SPECIAL TAX RULES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;
●	financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to mark-to-market;
●	U.S. expatriates;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of the total combined voting power or value of our shares (including by reason of owning our Ordinary Shares);
●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or
●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this Offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

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Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under the U.S. federal gift or estate tax, non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”) and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Non-corporate U.S. Holders will also be subject to the 3.8% Net Investment Income Tax if their income exceeds the threshold amounts for such tax. A dividend distribution that exceeds our current and accumulated earnings and profits is treated as a tax-free return of your tax basis in your Ordinary Shares, and to the extent that it exceeds your tax basis, as capital gain, but only if we determine our accumulated earnings and profits under U.S. federal income tax principles. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Net Investment Income Tax also applies to capital gains.

With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will not qualify to be taxed at the lower capital gains rate applicable to qualified dividend income unless (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market but not if they only trade on over the counter markets or electronic pink sheets. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

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Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company

Our status as a Passive Foreign Investment Company

A non-U.S. corporation is considered a passive foreign investment company or “PFIC” for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income (the “passive income test”); or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”)

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

In determining whether we are a PFIC, we are permitted, under Code Section 1297(c), to take into account, on a pro rata basis, the income and the assets of any entity of which we own (or are treated under the Code as owning) at least 25% of the stock by value (a so-called “look-through subsidiary”). Because we own 100% of the stock of our Operating Subsidiaries, in determining our PFIC status we will take into account their income and assets (other than certain assets, or the income therefrom, that are subject to intercompany transfers), as well as the income and assets of any other look-through subsidiary.

Taking into account the income and assets of our Operating Subsidiaries, our status as a PFIC will depend on the nature of our income and the income of our Operating Subsidiaries (as well as the income and assets of any other look-through subsidiary). Based on our current operations, we expect our Operating Subsidiaries to have considerable amounts of income from operations in 2022 and so we do not expect that any passive income generated by us and by our Operating Subsidiaries (and any other look-through subsidiary) will amount to 75% of the total income from all the entities in 2022. As discussed below, PFIC status is determined on an annual basis and our status as a PFIC under the passive income test may change from year to year.

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In determining whether we are a PFIC under the assets test, a number of different kinds of assets must be taken into account. Our Operating Subsidiaries have considerable assets used in its operations which would be counted as active assets. However, in this offering we expect to raise for our Company considerable cash. The IRS has stated that cash, even if held as working capital, produces passive income and is therefore a passive asset. Our status as a PFIC under the assets test will therefore depend in part on how quickly we spend the cash that we raise. Our status as a PFIC could also depend on the value of our stock as determined by the market (which may be volatile). PFIC status based on assets is calculated annually and is based on the average quarterly value of our assets. Accordingly, our status as a PFIC based on the assets test could change from year to year.

Based on the foregoing, it is not possible to determine whether we will be characterized as a PFIC for the 2022 taxable year or any subsequent year until after the close of the relevant year. We must make a separate determination each year as to whether we are a PFIC (under either the asset test or the passive income test), and there can be no assurance with respect to our status as a PFIC for 2022 or any future taxable year. We or a related entity express no opinion as to the Company’s or a related entity’s status as a PFIC for the current or any future or prior year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested.

If we are a PFIC for any year during which you hold our Ordinary Shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Ordinary Shares, even if in a succeeding taxable year we are no longer classified as a PFIC. However, if we cease to be a PFIC, you may avoid the adverse effects of the PFIC regime thereafter by making a “purging election” (as described below) with respect to the Ordinary Shares. A discussion of other ways in which you may be able to mitigate some of the adverse effects of PFIC status are also discussed below.

Consequences to you of PFIC status

If we are a PFIC for a taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive, and with respect to any gain that you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, in that year and subsequent years, unless you make a “mark-to-market” election as discussed below. You will be subject to these rules for the first year in which we are a PFIC and for all subsequent years unless (i) we cease to be classified as a PFIC and (ii) you make a “purging election”, as discussed below.

“Excess distributions” are distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during (i) the three preceding taxable years or (ii) your holding period for the Ordinary Shares, whichever is shorter. Under the special tax rules that apply to excess distributions, and to gains realized from a disposition of our Ordinary Shares,

●	the excess distribution or gain will be allocated ratably (on a daily basis) over your holding period for the Ordinary Shares;
●	the amount allocated to your current taxable year, and any amount allocated to any tax year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income arising in the current taxable year; and
●	the amount allocated to each of your other taxable year(s) – i.e., prior years during which we were a PFIC – will be subject to the highest tax rate in effect for that year; moreover, interest charges generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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The tax liability for amounts allocated to years prior to the year of excess distribution or disposition cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

“Mark-to-market” election. To elect out of the excess distribution tax treatment discussed above, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock. The mark-to-market election is available only for “marketable stock”, which is stock that is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market. A “qualified exchange or other market” is defined in applicable U.S. Treasury regulations as a national securities exchange registered with the SEC or a national market system established pursuant to section 11A of the Securities Exchange Act of 1934, or a foreign securities exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The Nasdaq Capital Market is a qualified exchange or other market, but we are uncertain as to whether our Ordinary Shares will be “regularly traded.” If our Ordinary Shares do not trade regularly on the Nasdaq Capital Market, the mark-to-market election would not be available to you were we to be or become a PFIC.

If the mark-to-market election is available and you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares. Such excess will be treated as ordinary income and not capital gain. Under the mark-to-market rules you are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts.

In you sell or otherwise dispose of any Ordinary Shares that are subject to a mark-to-market election, any gain on the sale or other disposition is treated as ordinary income. Any loss incurred on such sale or disposition is treated as an ordinary loss, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares.

If you make a valid mark-to-market election and if we subsequently make dividend distributions, the tax rules that apply to distributions by corporations which are not PFICs would apply to such distributions, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

“Purging election.” If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC.A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules, described above, that apply to excess distributions. As long as we are not thereafter a PFIC, dividends distributed by us (or gains from the sale of our Ordinary Shares) following a purging election will no longer be subject to the rules (described above) that apply to excess distributions. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and a new holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

Qualified electing fund election. In some cases a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC generally includes in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides the U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

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THE PFIC RULES ARE COMPLEX. THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE ORDINARY SHARES IS URGED TO CONSULT THEIR OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF THE SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Reporting requirements.

If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will in all likelihood be required to file U.S. Internal Revenue Service Form 8621 for each such year and provide certain annual information regarding such Ordinary Shares, including information on distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. You should consult your tax advisor about Form 8621 filing requirements.

The PFIC rules are complex and uncertain. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above, including your ability to make a “protective election” if you are uncertain about our PFIC status, and the PFIC filing requirements.

Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the Ordinary Shares.

Additional reporting requirements that apply if we are classified as a PFIC are discussed above under “Passive Foreign Investment Company – Reporting Requirements”.

Non-U.S. Holders

A non-U.S. Holder is a beneficial owner (other than a partnership or disregarded entity for U.S. federal income tax purposes) of the Ordinary Shares that is not a U.S. Holder.

Subject to the U.S. backup withholding rules described below, non-U.S. Holders of the Ordinary Shares generally will not be subject to U.S. withholding tax on distributions with respect to, or gain on sale or disposition of, the Ordinary Shares.

Non-U.S. Holders who are engaged in a trade or business in the United States who receive payments with respect to the Ordinary Shares that are effectively connected with such trade or business should consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of the Ordinary Shares. Individuals who are present in the United States for 183 days or more in any taxable year should also consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of the Ordinary Shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

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ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability in order to enjoy the following benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

●	the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., however, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

●	is given by a foreign court of competent jurisdiction;

●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

●	is final;

●	is not in respect of taxes, a fine or a penalty;

●	was not obtained by fraud; and

●	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

David Fong & Co., our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Hong Kong counsel also advised us that in Hong Kong, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of PRC judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive.

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UNDERWRITING

In connection with this Offering, we will enter into an underwriting agreement with Pacific Century Securities, LLC, as the Representative of the underwriters in this Offering. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this Offering. The Underwriter has agreed to purchase from us, and we have agreed to sell to them, the number of Ordinary Shares set forth opposite to its name below, at the Offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriter	Number of Ordinary Shares
Pacific Century Securities, LLC

Total

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

Pursuant to the underwriting agreement, we have agreed to grant to the underwriters an option to purchase from us up to an additional [ ] Ordinary Shares, representing 15% of the Ordinary Shares sold in the offering, solely to cover over-allotments, if any, at the initial public offering price less the underwriting discounts. The underwriters may exercise this option any time during the 45-day period after the closing date of the offering, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

Fees, Commissions and Expense Reimbursement

We will pay the underwriters a fee/commission equivalent to [*] percent ([*]%) of the gross proceeds of this Offering. The underwriters propose initially to offer the Ordinary Shares to the public at the Offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the Ordinary Shares offered by us are not sold at the Offering price, the underwriters may change the Offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the underwriting fees/commission payable to the underwriters with this Offering:21

	Per Ordinary Share			Total without exercise of over-allotment option			Total with full exercise of over-allotment option
Public Offering price	$	[ ]		$	[	]	[	]
Underwriting fees and commissions ([*]%)	$	[*	]	$	[*	]	[*	]
Proceeds, before expenses, to us	$	[*	]	$	[*	]	[*	]
Non-accountable expense allowance ([*]%)	$	[*	]	$	[*	]	[*	]

We agreed to pay to the Representative non-accountable expenses equal to [ ]% of the gross proceeds raised in the Offering.  We have also agreed to reimburse the Representative for certain accountable expenses not to exceed the total amount of $[ ] (of which $20,000 has been paid upon the execution of the engagement letter with the Representative), including the Representative’s legal fees, background check expenses, and all other expenses related to the offering. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses payable by us in connection with the Offering, other than the underwriting fees and commissions, will be approximately $[*].

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Right of First Refusal

Until twelve (12) months from the closing of this public offering, the Underwriter shall have a right of first refusal to act as the exclusive or joint financial advisor or in any other similar capacity, on the representative’s customary terms and conditions, in the event we pursue a registered, underwritten public offering of securities (in addition to this offering), a public or private offering of securities (debt or equity), a merger, acquisition of another company or business, change of control, sale of substantially all assets, business combination, recapitalization or other similar transaction (regardless of whether we would be considered an acquiring party, a selling party or neither in such transaction). In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the date of commencement of sales of the public offering or the termination date of the engagement between us and the Underwriter.

No Sales of Similar Securities

We have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares, or modify the terms of any existing securities, whether in conjunction with another broker-dealer or on the Company’s own volition, for a period of twelve months following the date on which the Ordinary Shares are trading on the Nasdaq Capital Market, without the prior written consent of the Underwriter.

Lock-Up Agreements

We have agreed that, subject to certain exceptions set forth in the underwriting agreement, we will not, without the prior written consent of the Underwriter, from the date of execution of the underwriting agreement and continuing for a period of 3 months from the closing of the offering, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities.

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Each of our officers, directors, and all existing shareholders who own 5% or more of the issued and outstanding Ordinary Shares after the Offering agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of up to 6 months from the closing of the offering, without the prior written consent of the Underwriter.

The Underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

●	Stabilizing transactions permit the underwriters to make bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, so long as stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of the ordinary shares in excess of the number of ordinary shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of ordinary shares that they may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ordinary shares in the open market.

●	Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ordinary shares to close out the short position, the underwriters will consider, among other things, the price of our ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the over-allotment option. If the underwriters sell more ordinary shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

●	In passive market making, market makers in the ordinary shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our ordinary shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of ordinary shares. As a result, the price of ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Stock Market or otherwise, and, if commenced, may be discontinued at any time.

Determination of Offering Price

The public offering price of the shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the Offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be delivered to potential investors by the Underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained on any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.

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Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own accounts and for the accounts of their customers. Such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares, where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in Australia

This prospectus:

●	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

●	has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

●	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of ordinary shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares you undertake to us that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

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Notice to Prospective Investors in Canada

Resale restrictions. The distribution of the ordinary shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ordinary shares are made. Any resale of the ordinary shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian purchasers. By purchasing ordinary shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

●	the purchaser is entitled under applicable provincial securities laws to purchase the ordinary shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions;

●	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

●	where required by law, the purchaser is purchasing as principal and not as agent; and

●	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest. Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory rights of action. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of legal rights. All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and eligibility for investment. Canadian purchasers of ordinary shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ordinary shares in their particular circumstances and about the eligibility of the ordinary shares for investment by the purchaser under relevant Canadian legislation.

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Notice to Prospective Investors in Cayman Islands

This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in Dubai International Financial Centre, or the DIFC

This prospectus relates to an Exempt Offer of the Dubai Financial Services Authority, or the DFSA, in accordance with the Markets Rules 2012 of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant State), no ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

●	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be:

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

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●	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the FrenchCode monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Notice to Prospective Investors in Japan

The ordinary shares will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ordinary shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ordinary shares.

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Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the People’s Republic of China, or the PRC, and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this prospectus and any other documents or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, or (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

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Notice to Prospective Investors in Switzerland

The ordinary shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ordinary shares.

Notice to Prospective Investors in Taiwan

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

Notice to Prospective Investors in United Arab Emirates

The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Prospective Investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The ordinary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ordinary shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Application for Nasdaq Listing

We intend to apply to have our Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market. We will not consummate and close this Offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of Ordinary Shares in this Offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed.

If the application is approved, trading of our Ordinary Shares on the Nasdaq Capital Market will begin within five days following the closing of this Offering. If our Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

134

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[*	]
Nasdaq Capital Market Listing Fee	$	[*	]
FINRA	$	[*	]
Legal Fees and Expenses	$	[*	]
Accounting Fees and Expenses	$	[*	]
Printing and Engraving Expenses	$	[*	]
Directors & Officers Insurance Expenses	$	[*	]
Miscellaneous Expenses	$	[*	]
Total Expenses	$	[*	]

These expenses and underwriting fees and commissions will be borne by us.

LEGAL MATTERS

The validity of the Ordinary Shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Ogier. Nauth LPC is acting as counsel to our Company regarding U.S. securities law matters. Polaris Tax Counsel is acting as counsel to our Company regarding U.S. tax matters. VCL Law LLP is acting as counsel to the Underwriter. Certain legal matters as to Hong Kong law will be passed upon for us by David Fong & Co. Nauth LPC may rely upon David Fong & Co. with respect to matters governed by Hong Kong law.

EXPERTS

The consolidated financial statements for the years ended March 31, 2022 and 2021, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of ZH CPA, LLC, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The office of ZH CPA, LLC is located at 1600 Broadway, Suite 1600, Denver, CO, 80202, United States.

The section in this prospectus entitled “Industry Background” is based in part upon, and summaries elsewhere in this prospectus attributed to Frost & Sullivan are based upon, information either compiled or produced by Frost & Sullivan and are included in reliance upon the authority of that firm as an expert, although Frost & Sullivan has not independently verified the material provided to it by the outside sources referenced in that section. This information has been included with the consent of Frost & Sullivan and Frost & Sullivan has authorized that portions of the prospectus be attributed to it. The office of Frost & Sullivan is located at [1706, 1 Exchange Square, Central, Hong Kong].

135

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

136

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID: 6413)	F-2

Audited Consolidated Financial Statements
- Consolidated Balance Sheets as of March 31, 2022 and 2021	F-3
- Consolidated Statements of Operation and Comprehensive Income for the years ended March 31, 2022 and 2021	F-4
- Consolidated Statements of Change in Shareholders’ Equity for the years ended March 31, 2022 and 2021	F-5
- Consolidated Statements of Cash Flows for the years ended March 31, 2022 and 2021	F-6
- Notes to the Consolidated Financial Statements for the years ended March 31, 2022 and 2021	F-7

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Financial Statements
- Unaudited Condensed Consolidated Balance Sheets as of September 30, 2022	F-28
- Unaudited Condensed Consolidated Statements of Operation and Comprehensive Income for the six months ended September 30, 2022 and 2021	F-29
- Unaudited Condensed Consolidated Statements of Change in Shareholders’ Equity for the six months ended September 30, 2022 and 2021	F-30
- Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended September 30, 2022 and 2021	F-31
- Notes to the Unaudited Condensed Consolidated Financial Statements for the six months ended September 30, 2022 and 2021	F-32

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ming Shing Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ming Shing Group Holdings Limited and its subsidiaries (the “Company”) as of March 31, 2022 and 2021, and the related consolidated statement of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2022.

Denver, Colorado

December 23, 2022

F-2

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Balance Sheets

	As of March 31
	2022	2021
	USD	USD

Assets
Current assets
Cash and cash equivalents	217,792	314,538
Accounts receivable, net	3,769,640	313,994
Contract assets	749,504	680,467
Due from related parties	520,151	725,609
Deposits, prepayments and other current assets	31,351	21,139
Total current assets	5,288,438	2,055,747

Non-current assets
Equipment, net	1,540	9,312
Right-of-use assets – finance lease	154,649	206,541
Life insurance policy, cash surrender value	151,485	148,068
Deferred tax assets	2,832	-
Total non-current assets	310,506	363,921

Total assets	5,598,944	2,419,668

Current liabilities
Accounts payable	1,834,102	431,788
Contract liabilities	-	189,831
Bank borrowings	1,624,764	281,905
Finance lease liabilities	46,047	43,750
Accrued expenses and other current liabilities	75,159	74,103
Income tax payable	379,578	53,931
Total current liabilities	3,959,650	1,075,308

Non-current liabilities
Bank borrowings	1,385,431	747,733
Finance lease liabilities	89,561	135,608
Deferred tax liabilities	4,545	2,707
Total non-current liabilities	1,479,537	886,048

Total liabilities	5,439,187	1,961,356

Shareholders’ equity
Ordinary shares, 100,000,000 shares authorized; USD0.0005 par value, 16,050,000 and 8,025,000 shares issued and outstanding, as of March 31, 2022 and 2021, respectively	8,025	4,012
Subscription receivable	(8,025)	(4,012)
Additional paid in capital	1,282	-
Retained earnings	158,475	458,312
Total shareholders’ equity	159,757	458,312

Total liabilities and shareholders’ equity	5,598,944	2,419,668

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Statements of Operations and Comprehensive Income

	For the years ended March 31,
	2022	2021
	USD	USD

Revenue	14,383,980	6,154,135
Cost of revenue	(11,755,111)	(5,034,327)
Gross profit	2,628,869	1,119,808

Operating expenses
General and administrative expenses	(512,650)	(357,604)
Total operating expenses	(512,650)	(357,604)

Income from operations	2,116,219	762,204

Other income (expense)
Interest expense, net	(74,574)	(86,647)
Other income	78,960	687,517
Total other income, net	4,386	600,870

Income before tax expense	2,120,605	1,363,074
Income tax expense	(317,096)	(90,352)
Net income and total comprehensive income	1,803,509	1,272,722

Net income per share attributable to ordinary shareholders
Basic and diluted	0.16	0.16

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	11,608,767	8,025,000

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2020	8,025,000	4,012	(4,012)	-	211,231	211,231
Net profit for the year	-	-	-	-	1,272,722	1,272,722
Dividend declared and paid	-	-	-	-	(1,025,641)	(1,025,641)
Balance as of March 31, 2021	8,025,000	4,012	(4,012)	-	458,312	458,312

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2021	8,025,000	4,012	(4,012)	-	458,312	458,312
Reorganization	8,025,000	4,013	(4,013)	1,282	(821,295)	(820,013)
Net profit for the year	-	-			1,803,509	1,803,509
Dividend declared and paid	-	-			(1,282,051)	(1,282,051)
Balance as of March 31, 2022	16,050,000	8,025	(8,025)	1,282	158,475	159,757

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2022	2021
	USD	USD
Operating activities:
Net income	1,803,509	1,272,722
Adjustments:
Depreciation on equipment	7,772	27,378
Amortization of right-of-use assets – finance lease	51,892	18,946
Gain on disposals of equipment	-	(1,316)
Change in cash value of life insurance policy	(3,417)	(4,211)
Expected credit loss allowance	8,966	(39,588)
Deferred Income (benefits) taxes provision	(994)	14,174
Change in working capital items:
Change in accounts receivable	(2,884,677)	443,384
Change in contract assets	461,496	(532,685)
Change in deposits, prepayments and other current assets	(9,154)	(17,312)
Change in accounts payable	316,045	(718,673)
Change in contract liabilities	(189,831)	134,032
Change in income tax payable	325,647	31,075
Change in accrued expenses and other current liabilities	(38,812)	8,132
Cash (used in) provided by operating activities	(151,558)	636,058

Investing activities:
Sales proceeds from disposals of equipment	-	3,341
Cash obtained from reorganization	56,390	-
Cash provided by investing activities	56,390	3,341

Financing activities:
Proceeds from new bank borrowings	3,187,692	3,380,000
Repayment of bank borrowings	(1,875,860)	(4,088,176)
Initial payments for finance lease liabilities	-	(30,897)
Principal payments for finance lease liabilities	(43,750)	(15,232)
Advances to related parties	(1,269,660)	-
Repayments from related parties	-	404,753
Cash used in financing activities	(1,578)	(349,552)

Net change in cash and cash equivalents	(96,746)	289,847

Cash and cash equivalents as of beginning of the year	314,538	24,691

Cash and cash equivalents as of the end of the year	217,792	314,538

Supplementary Cash Flows Information
Cash (refunded) paid for income tax	(7,558)	45,103

Cash paid for interest	74,574	86,647

Supplemental of Non-Cash Investing and Financing Activities
Right-of-use assets – finance lease obtained in exchange for new finance lease liabilities	-	225,487

Dividend declared	1,282,051	1,025,641

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Ming Shing Group Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

Ming Shing Group Holdings Limited (the “Company”) is a limited liability company established under the laws of the Cayman Islands on August 2, 2022. It is a holding company with no business operation.

The Company conducts its primary operations through its indirectly wholly owned subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited, which are incorporated and domiciled in Hong Kong SAR; MS (HK) Engineering Limited and MS Engineering Co., Limited principally engage in the provision of wet trades works, via a wholly owned subsidiary, namely MS (HK) Construction Engineering Limited which was incorporated and is domiciled in British Virgin Islands.

The accompanying consolidated financial statements reflect the activities of the Company and the following entities:

Subsidiary	Date of incorporation	Jurisdiction of Formation	Percentage of Ownership	Principal Activities

Ming Shing Group Holdings Limited (“MSG”)	August 2, 2022	Cayman Islands	Parent	Investment holding

MS (HK) Construction Engineering Limited (“MSC”)	August 17, 2022	British Virgin Islands	100%	Investment holding

MS (HK) Engineering Limited (“MSHK”)	October 12, 2012	Hong Kong	100%	Provision of wet trades works

MS Engineering Co., Limited (“MSE”)	March 27, 2019	Hong Kong	100%	Provision of wet trades works

F-7

MSHK was incorporated on October 12, 2012 in Hong Kong as a limited liability company, its principal activities were provision of wet trades works.

MSE was incorporated on March 27, 2019 in Hong Kong as a limited liability company by an independent third party, its principal activities were provision of wet trades works. On October 20, 2021. Mr. Chi Ming Lam purchased all the shares of MSE and became it’s sole shareholder.

Reorganization and Share Issuance

On August 2, 2022, the Company was incorporated in the Cayman Islands and issued 50,000 ordinary shares at par value of USD1 to Mr. Chi Ming Lam.

On August 17, 2022, MSC was incorporated in the British Virgin Islands as a wholly owned subsidiary of the Company.

On November 25, 2022, Mr. Chi Ming Lam proposed to surrender 49,999 ordinary shares with a par value of USD0.0005 to the Company for no consideration (the “Cancelled Shares”). The then sole shareholder of our Company resolved and approved for the Cancelled Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on December 2, 2022. Subsequently Mr. Chi Ming Lam holds 1 ordinary share of the Company with a par value of USD1.

As part of the corporate reorganization which took place for the purposes of the offering, Mr. Chi Ming Lam, MSHK and our Company entered into a reorganization agreement dated November 25, 2022, pursuant to which MSC acquired 1 ordinary share of MSHK from Mr. Chi Ming Lam and acquired 10,000 ordinary shares of MSE from Mr. Chi Ming Lam. In consideration for these acquisitions, our Company allotted and issued 11,249 ordinary shares of USD1 each, credited as fully paid, to Mr. Chi Ming Lam.

On December 5, 2022, Mr. Chi Ming Lam, the then sole shareholder of our Company resolved and approved a subdivision of each of the issued and unissued shares with a par value of USD1 each into 2,000 shares with a par value of USD0.0005 each as part of the Company’s reorganization (the “Share Subdivision”). Subsequent to the Share Subdivision, the authorized share capital of the Company shall become USD50,000 divided into 100,000,000 ordinary shares with a par value of USD0.0005 each, of which 22,500,000 Ordinary Shares were held by Mr. Chi Ming Lam.

Following the Share Subdivision and on the same day, Mr. Chi Ming Lam proposed to surrender 6,450,000 ordinary shares with a par value of USD0.0005 to the Company for no consideration (the “Surrendered Shares”). The then sole shareholder of our Company resolved and approved for the Surrendered Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on December 8, 2022. Subsequently, Mr. Chi Ming Lam holds 16,050,000 Ordinary Shares of the Company with a par value of USD0.0005.

During the years presented in these financial statements, the control of the entities has never changed (always under the control of Mr. Chi Ming Lam). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended March 31, 2022 and 2021, except for MSE which was under common control started from October 20, 2021. The results of MSHK were included in the financial statements for both periods and results of MSE were included commencing from October 20, 2021. (the “Reorganization”).

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries (Collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

F-8

Risk and Uncertainty

On January 30, 2020, the World Health Organization declared the outbreak of COVID-19 a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. These measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak.

In the longer-term, if there is any resurgence of COVID-19 pandemic in Hong Kong, due to the spread of the Delta variant and Omicron, the Omicron variant or other new variants, it is likely to adversely affect the economies and financial markets of many countries, and could result in a global economic downturn and a recession. This would likely adversely affect the Company’s business, and, in turn negatively impact its business and results of operations.

Our operations may be negatively affected if any of our employees or employees of our subcontractors is suspected of contracting or having contracted COVID-19, since this may require us and our subcontractors to quarantine some or all of the relevant employees and disinfect our project sites and facilities. If these adverse impacts materialize and persist for a substantial period of time, they may significantly and adversely affect our business operations and financial performance.

In addition, if the Government introduces further measures to combat the spread of COVID-19 including import controls or lockdown policy on a city-wide scale, there is no assurance that our suppliers would be able to (a) maintain their normal business operations without disruptions; and/or (b) deliver the services, materials or subcontracting services to us without delay, and there is no guarantee that we would be able to source the services, materials or subcontracting services from alternative suppliers in time if such measures persist for a substantial period.

Some of our employees and our subcontractors’ employees have been tested positive of COVID-19 during the years ended March 31, 2022 and 2021. To the best knowledge of our directors after making reasonable enquiries, all of our employees who were previously tested positive for COVID-19 have already resumed work as at March 31, 2022.

During the years ended March 31, 2022 and 2021, no construction activities on our project sites were temporarily suspended due to confirmed COVID-19 case. Based on the best estimation of our management, our projects are expected to complete according to their respective project schedule and we did not experience any cancellation of existing work orders in respect of the projects affected by COVID-19.

Our Group experienced temporary disruption to the supply of materials and toolings from February 2022 to late-April 2022 due to brief disruption to the supply chain and cross-border transportation, which resulted in temporary impediment to our operation during the fifth wave of outbreak of COVID-19 attributable to the SARS-CoV-2 Omicron variant in Hong Kong. We believe that the temporary disruption to the supply of materials and toolings did not have long-lasting adverse impact on our operation taking into consideration (i) the supply chain for construction materials and toolings and cross-border transportation have resumed to normal level since late-April 2022 and we have not experienced any material disruption in the supply of materials and toolings thereafter; and (ii) we have used our best endeavour to mitigate the impact of disruption through sourcing materials and toolings from suppliers with adequate inventories.

F-9

While the Company continue to see an increasing demand for its services, the environment remains uncertain and it may not be sustainable over the longer term. The degree to which the COVID-19 pandemic ultimately impacts the Company’s business and results of operations will depend on future developments beyond the Company’s control, including the severity of the pandemic and new variants, the extent of actions to contain or treat the virus, how quickly and to what extent normal economic and operating conditions can resume, and the severity and duration of the global economic downturn that results from the pandemic.

Significant Risks

Currency Risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, and recognized assets and liabilities. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to USD is not significant as HK$ is pegged to USD.

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, accounts receivable and contract assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of March 31, 2022 and 2021, USD217,792 and USD314,538 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of USD64,103 (HK$500,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the years ended March 31, 2022 and 2021, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the years ended March 31, 2022 and 2021, there were two and two customers generated income which accounted for over 10% of the total revenue generated for that year, respectively. The details are as follows:

	For the years ended March 31,
	2022	2021

Customer A	50.0%	80.4%
Customer B	23.6%	-
Customer C	5.6%	10.6%

As of March 31, 2022 and 2021, accounts receivable due from these customers as a percentage of consolidated accounts receivable are as follows:

	As of March 31
	2022	2021

Customer A	48.9%	-
Customer B	44.3%	-
Customer C	-	56.5%
Customer D	0.8%	22.9%
Customer E	-	20.6%

During the years ended March 31, 2022 and 2021, there were zero and one supplier accounted for over 10% of the total purchases for that year, respectively. The details are as follows:

	For the years ended March 31,
	2022	2021

Supplier A	-	52.7%

F-10

As of March 31, 2022 and 2021, there were one and zero supplier which accounted for over 10% of the total consolidated accounts payable, respectively. The details are as follows:

	As of March 31
	2022	2021

Supplier B	10.7%	-

Credit Risk

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

Interest rate risk

The following table details the interest rate risk profile of the Group’s borrowings as of March 31, 2022 and 2021:

	As of March 31
	2022	2021
	USD	USD
Fixed rate borrowings:
Finance lease liabilities, current	46,047	43,750
Finance lease liabilities, non-current	89,561	135,608
Bank borrowings, current	117,818	108,167
Bank borrowings, non-current	51,858	169,676

Floating rate borrowings:
Bank borrowings, current	1,506,946	173,738
Bank borrowings, non-current	1,333,573	578,057

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on and floating rate bank borrowing. The Company has not used any derivative financial instruments to manage the interest risk exposure.

At March 31, 2022, and 2021, it is estimated that a general increase/ decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/ increased the Group’s profit after tax by USD12,534 and USD4,228 respectively.

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the group’s profit after tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

F-11

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Use of Estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as:

● Determining criteria for significant increase in credit risk;

● Choosing appropriate models and assumptions for the measurement of expected credit loss.

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the United States dollars (“USD”). The Company’s operations are principally conducted in Hong Kong where Hong Kong dollars (“HK$”) is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

The exchanges rates used for translation from HK$ to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2022 and 2021.

F-12

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepayments and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, contract assets, life insurance policy, cash surrender value, due from related parties, deposits and other current assets, accounts payable, contract liabilities, bank borrowings, finance lease liabilities and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2022 and 2021 due to their short-term nature. For non-current bank borrowing loans, since most are floating rate borrowings so the carrying value approximate their fair value because the borrowing rates were set to approximate market rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2022 and 2021.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000. Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers which include retainage amount that is conditional only on the passage of time. The Company grant credit to customers, without collateral, under normal payment terms (typically 17 to 60 days after invoicing). Generally, invoicing occurs within 30 days after the related works are performed. The carrying value of such receivable, net of the expected credit loss and allowance for doubtful accounts, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within the next 12 months. The Company has elected to use probability of default and loss given default methods to estimate allowance for credit loss.

F-13

Measurement of credit losses on financial instruments

Effective April 1, 2019, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable and contract assets. The Company assessed that the impact of adoption of ASU 2016-13 was approximately USD91,583 as at April 1, 2019, which represented credit losses on accounts receivable and contract assets of USD89,438 and USD2,145 respectively. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Leases

On April 1, 2020, the Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB, using the modified retrospective transition method and elected the transition option to use an effective date of April 1, 2020 as the date of initial application. The adoption of Topic 842 resulted in the presentation of right-of-use assets – finance lease and finance lease liabilities on the consolidated balance sheet.

The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space and machinery, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease.

A lease is classified as a finance lease when the lease meets any of the following criteria at lease commencement:

(a) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

(b) The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

(c) The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

(d) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

(e) The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Finance leases are included in right-of-use (“ROU”) assets – finance lease, finance lease liabilities, current, and finance lease liabilities, non-current in the Company’s consolidated balance sheets.

ROU assets – finance lease represent the Company’s right to use an underlying asset for the lease term and finance lease liabilities represent its obligation to make lease payments arising from the lease. The ROU assets – finance lease and finance lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

At the commencement date, the cost of the ROU assets – finance lease shall consist of all of the following:

(a) The amount of the initial measurement of the lease liability

(b) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received

(c) Any initial direct costs incurred by the lessee.

F-14

The Company uses the implicit rate based on the terms of the leases in determining the present value of lease payments. The ROU assets – finance lease also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets – finance lease and finance lease liabilities when it is reasonably certain that the Company will exercise that option.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset – finance lease on its consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

Equipment, net

Equipment is stated at cost, net of accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Equipment	3.33 years
Motor vehicle	3.33 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income in other income or expenses.

Impairment of Long-Lived Assets

The Company reviews the impairment of its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended March 31, 2022 and 2021.

Life insurance policy, cash surrender value

Life insurance policy, cash surrender value was life insurance purchase for Mr. Chi Ming Lam (position with a director and CEO of the Group) and MSHK was as beneficiary. The insured amount of the contract (death benefit) was USD1,000,000. The initial premium payment at policy commencement date for the policy was USD165,493. As of March 31, 2022, the balance was USD151,485, which represents the adjustments of premiums paid of USD165,493, interest income earned of USD21,735, insurance expenses incurred of USD18,823 and cash surrender charge of USD16,920. As of March 31, 2021, the balance wasUSD148,068, which represents the adjustments of premiums paid of USD165,493, interest income earned of USD16,028, insurance expenses incurred of USD16,533 and cash surrender charge of USD16,920. The Company may surrender any time and receive cash based on the cash value of the policy at the date of withdrawal, which is calculated by the insurance company.

F-15

Revenue Recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification.

The Company perform a majority of wet trade works under master construction agreements and other contracts that contain customer-specified construction requirements. These agreements include discrete pricing for individual tasks. A contractual agreement exists when each party involved approves and commits to the agreement, the rights of the parties and payment terms are identified, the agreement has commercial substance, and collectability of consideration is probable. Construction services are performed for the sole benefit of our customers, whereby the assets being created or maintained are controlled by the customer and the services we perform do not have alternative benefits for us. Contract revenue is recognized as our obligations are satisfied over time consistent with our services are performed and customers simultaneously receive and consume the benefits the Company provide.

The Company recognizes contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. Upon adoption of ASC Topic 606, contracts which include construction services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are not considered distinct.

Output measures such as construction works delivered are utilized to assess progress against specific contractual performance obligations for the majority of services. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the services to be provided. The Company expects the reference to progress certificates issued by customers depicts the Company’s performance in transferring control of goods or services promised to customers for individual projects, the Company satisfies the performance obligation over time and therefore, the output method using construction works delivered best represents the measure of progress against the performance obligations incorporated within the contractual agreements. This method captures the amount of works delivered pursuant to contracts and is used only when performance does not produce significant amounts of work in process prior to complete satisfaction of the performance obligation and the gross billing value of contracting work can be measured reliably.

The typical contract length of the Company entered is ranged from 12 months to 24 months.

Contracted but not yet recognized revenue was approximately USD10,178,558 and USD10,236,196 as of March 31, 2022 and 2021, respectively.

The nature of the Company’s contracts gives rise to several types of variable consideration, including unpriced change orders and claims; and liquidated damages and penalties. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on variable consideration using the expected value (i.e., the sum of a probability-weighted amount) or the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company’s performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred and only up to the amount of cost incurred.

The Company generally provides limited warranties for work performed under its construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the Company’s work on the project. Historically, warranty claims have not resulted in material costs incurred for which the Company was not compensated for by the customer.

There were no material amounts of unapproved change orders or claims recognized during the years ended March 31, 2022, and 2021.

F-16

Contract Assets and Contract Liabilities

Contract assets included two parts: revenue recognized in excess of amounts billed, and retainage. Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Contract assets were assessed for impairment in accordance with ASC 326.

Contract liabilities consist payment received from customers in excess of revenue recognized.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

As of March 31, 2022 and 2021, the contract liabilities balance is classified as current based on the timing of when we expect to complete the tasks required for the recognition of revenue.

Government Subsidies

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. The Company recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions. Government subsidies received and recognized as other income totaled USD73,251 and USD679,246 for the years ended March 31, 2022 and 2021, respectively.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the material costs, subcontracting costs, direct labor costs and overhead costs that are directly attributable to services provided.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office supplies and upkeep expenses, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

We believe there were no uncertain tax positions as of March 31, 2022, and 2021. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

F-17

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Recently Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

F-18

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of March 31:

	As of March 31,
	2022	2021
	USD	USD

Accounts receivable	3,799,964	315,969
Less: provision for loss allowance	(30,324)	(1,975)
Accounts receivable, net	3,769,640	313,994

The movement of allowance for loss accounts are as follows:

	As of March 31,
	2022	2021
	USD	USD

Balance at beginning of the year	1,975	89,438
Addition (Reversal) during the year	28,349	(87,463)
Balance at end of the year	30,324	1,975

4. Contract Assets (Liabilities)

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consisted of the following as of March 31:

	As of March 31,
	2022	2021
	USD	USD

Contract assets:
Revenue recognized in excess of amounts paid or payable (contract receivable) to the Company on uncompleted contracts (contract asset) excluding retainage	389,927	551,221
Retainage included in contract assets due to being conditional on something other than solely passage of time	390,214	179,266
Less: allowance for credit loss	(30,637)	(50,020)
Contract assets, net	749,504	680,467

Contract assets, current	749,504	680,467
Contract assets, non-current	-	-

F-19

Contract liabilities consisted of the following as of March 31:

	As of March 31,
	2022	2021
	USD	USD
Contract liabilities:
Payments received or receivable (contracts receivable) in excess of revenue recognized on uncompleted contracts (contract liability), excluding retainage	-	189,831

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the output method.

The movement in contract liabilities is as follows:

	As of March 31,
	2022	2021
	USD	USD

Balance at beginning of the year	189,831	55,799
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(189,831)	(55,548)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	-	189,580
Balance at ending of the year	-	189,831

	For the years ended March 31,
	2022	2021
	USD	USD

Information about contract liabilities:
Revenue recognised that was included in contract liabilities as of April 1, 2021 and 2020	189,831	55,548

5. Deposits, Prepayments and Other Current Assets

	As of March 31,
	2022	2021
	USD	USD

Deposits	-	1,545
Prepayments	3,930	-
Other receivables	27,421	19,594
	31,351	21,139
Less: amount classified as non-current assets	-	-
Amount classified as current assets	31,351	21,139

6. Equipment, net

Equipment, stated at cost less accumulated depreciation, consisted of the following as of March 31:

	As of March 31
	2022	2021
	USD	USD

Equipment	77,821	77,821
Less: accumulated depreciation	(76,281)	(68,509)
Equipment, net	1,540	9,312

Depreciation expenses of equipment totaled USD7,772 and USD27,378 for the years ended March 31, 2022 and 2021, respectively.

F-20

Equipment of USD nil and USD154,218 were disposed during the years ended March 31, 2022 and 2021 respectively. Accordingly, gain of disposal of equipment of USD nil and USD1,316 were recognized in other income (expense) respectively. During the years ended March 31, 2022 and 2021, no equipment was impaired.

7. Leases

The following table shows ROU assets – finance leases and finance lease liabilities, and the associated financial statement line items as of March 31:

	As of March 31,
	2022	2021
	USD	USD
Assets
Right-of-use assets – finance lease, net	154,649	206,541

Liabilities
Finance lease liabilities, current	46,047	43,750
Finance lease liabilities, non-current	89,561	135,608

Weighted average remaining lease term (in years)	3.1	4.0
Weighted average discount rate (%)	5.0	5.1

Information relating to financing and operating lease activities during the years ended March 31, 2022 and 2021 are as follows:

	For the years ended March 31,
	2022	2021
	USD	USD
Finance leases:
Amortization of right-of-use assets – finance lease	51,892	18,946
Interest of finance lease liabilities	8,053	3,547
	59,945	22,493
Operating lease:
Expenses related to a short-term lease	21,260	16,205
	21,260	16,205

Total lease expenses	81,205	38,698

Cash outflows related to finance leases:
Financing cash outflows – principal paid	43,750	15,232
Operating cash outflows – interests paid	8,053	3,547
	51,803	18,779

Cash outflows related to operating lease:
Operating cash outflows - rental paid	21,260	16,205

Maturities of lease payments under finance lease liabilities were as follows:

	As of March 31,
	2022	2021
	USD	USD
Year ending March 31,
2022	-	51,803
2023	51,803	51,803
2024	46,577	46,577
2025	30,898	30,898
2026	17,345	17,345
Total undiscounted finance lease payments	146,623	198,426
Less: imputed interest	(11,015)	(19,068)
Finance lease liabilities recognized in the Consolidated Balance Sheet	135,608	179,358

F-21

8. Accounts payable

Components of accounts payable are as follows as of March 31:

	As of March 31,
	2022	2021
	USD	USD

Trade payables	1,834,102	431,788
Total	1,834,102	431,788

9. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of March 31:

	As of March 31,
	2022	2021
	USD	USD

Accruals for operating expenses	75,159	74,103
Other payables	-	-
Total	75,159	74,103

10. Bank Borrowings

Components of bank borrowings are as follows as of March 31:

		Interest	As of March 31,
		rate	2022	2021
		%	USD	USD

The Bank of East Asia, Limited – Loan 1	(1)	1.36%	-	110,769
The Bank of East Asia, Limited – Loan 2	(2)	1.51%	110,769	-
The Bank of East Asia, Limited – Loan 3	(3)	5.25%	1,294,872	-
The Bank of East Asia, Limited – Loan 4	(4)	2.75%	128,205	-
The Bank of East Asia, Limited – Loan 5	(5)	2.75%	128,205	-
The Bank of East Asia, Limited – Loan 6	(6)	2.75%	472,205	-
Standard Chartered Bank (Hong Kong) Limited – Loan 1	(7)	4.56%	169,676	277,843
The Hongkong and Shanghai Banking Corporation Limited – Loan 1	(8)	2.75%	121,244	128,205
The Hongkong and Shanghai Banking Corporation Limited – Loan 2	(9)	2.75%	456,814	512,821
The Hongkong and Shanghai Banking Corporation Limited – Loan 3	(10)	2.75%	128,205	-
			3,010,195	1,029,638

Less: current portion of long-term bank borrowings			(1,624,764)	(281,905)

Non-current portion of long-term bank borrowings			1,385,431	747,733

(1)	On February 19, 2021, the Group borrowed USD110,769 (HK$864,000) as working capital for 11 months at an annual interest rate of 1.36% with The Bank of East Asia, Limited. The loan was secured by the insured value of life insurance policy (amounted to USD1,000,000) of the Company.

(2)	On March 18, 2022, the Group borrowed USD110,769 (HK$864,000) as working capital for ten months at an annual interest rate of 1.51% with The Bank of East Asia, Limited. The loan was secured by the insured value of life insurance policy (amounted to USD1,000,000) of the Company.

(3)	As of March 31, 2022, the Group borrowed USD1,294,872 (HK$10,100,000) as working capital for one to three months at an annual interest rate of 5.25% as revolving loans with The Bank of East Asia, Limited. The loan was secured by personal guarantees from the directors of the Company.

F-22

(4)	On March 25, 2021, MSE borrowed USD128,205 (HK$1,000,000) as working capital for eight years at an annual interest rate of 2.75% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(5)	On December 16, 2021, the Group borrowed USD128,205 (HK$1,000,000) as working capital for eight years at an annual interest rate of 2.75% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(6)	On November 26, 2020, MSE borrowed USD512,821 (HK$4,000,000) as working capital for eight years at an annual interest rate of 2.75% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company

(7)	On August 24, 2018 the Group borrowed USD512,821 (HK$4,000,000) as working capital for five years at an annual interest rate of 4.56% with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantee from a director of the Company.

(8)	On October 21, 2020 the Group borrowed USD128,205 (HK$1,000,000) as working capital for eight years at an annual interest rate of 2.75% with The Hongkong and Shanghai Banking Corporation Limited. The loan was secured by personal guarantee from a director of the Company.

(9)	On May 25, 2020 the Group borrowed USD512,821 (HK$4,000,000) as working capital for eight years at an annual interest rate of 2.75% with The Hongkong and Shanghai Banking Corporation Limited. The loan was secured by personal guarantee from a director of the Company.

(10)	On July 13, 2021 the Group borrowed USD128,205 (HK$1,000,000) as working capital for eight years at an annual interest rate of 2.75% with The Hongkong and Shanghai Banking Corporation Limited. The loan was secured by personal guarantee from a director of the Company.

Interest expenses pertaining to the above bank borrowings for the years ended March 31, 2022 and 2021 amounted to USD66,521 and USD83,100, respectively.

Maturities of the principal and interest payments of bank borrowings were as follows:

	As of March 31
	2022	2021
	USD	USD
Year ending March 31,
2022	-	318,444
2023	1,688,268	227,751
2024	307,283	153,683
2025	254,377	100,777
2026	254,377	100,777
2027	254,377	100,777
2028	254,377	100,777
2029	148,769	25,192
2030	21,833	-
Total bank borrowings repayments	3,183,661	1,128,178
Less: imputed interest	(173,466)	(98,540)
Total bank borrowings recognized in the Consolidated Balance Sheet	3,010,195	1,029,638

As of the date of this report, a total of USD1,437,652 of the bank borrowings as of March 31, 2022 has been repaid.

F-23

11. Income Taxes

Cayman Islands and British Virgin Islands

Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income.

On 21 March 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on 28 March 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and estimated assessable profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

The components of the income tax expense (benefit) are as follows:

	For the years ended March 31,
	2022	2021
	USD	USD
Current
Cayman Islands	-	-
British Virgin Islands	-	-
Hong Kong	318,090	76,178

Deferred
Cayman Islands	-	-
British Virgin Islands	-	-
Hong Kong	(994)	14,174
Total	317,096	90,352

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	As of March 31,
	2022	2021
	USD	USD
MSE:
Provision for allowance of credit losses	2,832	-
Net operating loss carryforward	111,925	-
Total deferred tax assets	114,757	-
Less: valuation allowance	(111,925)	-
Deferred tax assets, net	2,832	-

MSHK:
Equipment	784	(54)
Right-of-use assets – finance lease	(12,556)	(11,232)
Total deferred tax liabilities – equipment and right-of-use assets – finance lease	(11,772)	(11,286)
Deferred tax assets - provision for allowance of credit losses	7,227	8,579
Deferred tax liabilities, net	(4,545)	(2,707)

Deferred tax assets (liabilities), net	(1,713)	(2,707)

F-24

As of March 31, 2022, the Company had net operating loss carry forward of USD678,335 (HK$5,291,011), from MSE, which were operating at losses prior to the year ended March 31, 2022, and prior to the date of acquisition, October 20, 2021. These losses can offset future taxable income and can be carried forward indefinitely. As of March 31, 2022, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The Company believed that it was more likely than not that MSE will be unable to fully utilize its deferred tax assets related to the net operating loss carry forward in Hong Kong. As a result, the valuation allowance of US$111,925 was recorded against the gross deferred tax asset balance at March 31, 2022. For the year ended March 31, 2022, no net operating loss carry forward has been utilized.

No deferred tax asset has been recognized in respect of net operating loss carry forward as of March 31, 2022, due to the unpredictability of future profit streams.

	For the years ended March 31,
	2022	2021
	USD	USD

Profit before income taxes	2,120,605	1,363,074
Hong Kong Profits Tax rate	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	349,900	224,907

Reconciling items:
Tax effect of income that is not taxable*	(23,770)	(133,986)
Tax effect of non-deductible expenditure	14,396	7,693
Temporary difference	(994)	14,174
Effect of two-tier tax rate	(21,154)	(21,154)
Statutory tax deduction#	(1,282)	(1,282)
Income tax expense	317,096	90,352

*	Income that is not taxable mainly consisted of the interest income and the government subsidies which are non-taxable under Hong Kong income tax law.

#	It represents a reduction granted by the Hong Kong SAR Government of 100% of the tax payable subject to a maximum reduction of HK$10,000 for each business.

12. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a) Mr. Chi Ming Lam, a director of the Company.

(b) Mo Building Material Limited, Mr. Chi Ming Lam has beneficial interest.

(c) MS Engineering Co., Limited, Mr. Chi Ming Lam was a common director and had beneficial interest, before the date of acquisition, October 20, 2021

a.	Due from related parties

As of March 31, 2022 and 2021, the balances of amounts due from related parties were as follows:

		As of March 31,
		2022	2021
		USD	USD
Due from related parties
Mr. Chi Ming Lam (a)	(1)	520,151	44,919
MS Engineering Co., Limited (c)	(2)	-	680,690
Total		520,151	725,609

(1)	The balance represented the advances to the director. The amount was unsecured, interest-free and repayable on demand. The balances have been fully repaid in September 2022.

(2)	The balance represented the advances to MSE for its operational purpose. The amount was unsecured, interest-free and repayable on demand.

F-25

Related party transactions

	For the years ended March 31,
	2022	2021
	USD	USD
Purchases from a related party
Mo Building Material Limited (b)	335,431	23,678
Total	335,431	23,678

Operating rental to a related party
MS Engineering Co., Limited (c)	-	14,667
Total	-	14,667

(Advances to) Repayment from related parties
Mr. Chi Ming Lam (a)	(1,269,660)	(341,012)
MS Engineering Co., Limited (c)	-	745,765
Total	(1,269,660)	404,753

13. Commitments and Contingencies

Commitments

As of March 31, 2022 and 2021, the Company did not have any significant capital and other commitments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2022 and 2021, the Company is not a party to any material legal or administrative proceedings.

F-26

14. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), Mr. Lam Wai Kwan (a director of the Group), for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. For the years ended March 31, 2022 and 2021, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of providing wet trades works and other wet trades related ancillary works to its customers in Hong Kong.

15. Subsequent Events

The Company has assessed all events from March 31, 2021, up through December 23, 2022, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

F-27

Ming Shing Group Holdings Limited and its subsidiaries

Unaudited Condensed Consolidated Balance Sheets

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)

Assets
Current assets
Cash and cash equivalents	407,086	217,792
Accounts receivable, net	2,965,421	3,769,640
Contract assets	2,404,010	749,504
Due from a related party	-	520,151
Deposits, prepayments and other current assets	28,867	31,351
Deferred costs	311,321	-
Total current assets	6,116,705	5,288,438

Non-current assets
Equipment, net	14,666	1,540
Right-of-use assets – finance lease	388,653	154,649
Life insurance policy, cash surrender value	151,485	151,485
Deferred tax assets	3,219	2,832
Total non-current assets	558,023	310,506

Total assets	6,674,728	5,598,944

Current liabilities
Accounts payable	1,324,132	1,834,102
Contract liabilities	57,133	-
Bank borrowings	2,309,699	1,624,764
Finance lease liabilities	83,139	46,047
Accrued expenses and other current liabilities	2,564	75,159
Due to a related party	32,494	-
Income tax payable	631,157	379,578
Total current liabilities	4,440,318	3,959,650

Non-current liabilities
Bank borrowings	1,225,557	1,385,431
Finance lease liabilities	259,354	89,561
Deferred tax liabilities, net	8,354	4,545
Total non-current liabilities	1,493,265	1,479,537

Total liabilities	5,933,583	5,439,187

Shareholders’ equity
Ordinary shares, 100,000,000 shares authorized; USD0.0005 par value, 16,050,000 shares issued and outstanding, as of September 30, 2022 and March 31, 2022	8,025	8,025
Subscription receivable	(8,025)	(8,025)
Additional paid in capital	1,282	1,282
Retained earnings	739,863	158,475
Total shareholders’ equity	741,145	159,757

Total liabilities and shareholders’ equity	6,674,728	5,598,944

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-28

Ming Shing Group Holdings Limited and its subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

	For the six months ended September 30,
	2022	2021
	USD	USD
	(unaudited)	(unaudited)

Revenue	10,812,021	4,475,529
Cost of revenue	(8,834,811)	(3,659,557)
Gross profit	1,977,210	815,972

Operating expenses
General and administrative expenses	(300,248)	(224,087)
Total operating expenses	(300,248)	(224,087)

Income from operations	1,676,962	591,885

Other income (expense)
Interest expense, net	(81,779)	(25,887)
Other income	523,257	47,473
Total other income, net	441,478	21,586

Income before tax expense	2,118,440	613,471
Income tax expense	(255,001)	(71,523)
Net income and total comprehensive income	1,863,439	541,948

Net income per share attributable to ordinary shareholders
Basic and diluted	0.12	0.07

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	16,050,000	8,025,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-29

Ming Shing Group Holdings Limited and its subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2021	8,025,000	4,012	(4,012)	-	458,312	458,312
Net profit for the period (unaudited)	-	-	-	-	541,948	541,948
Balance as of September 30, 2021 (unaudited)	8,025,000	4,012	(4,012)	-	1,000,260	1,000,260

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2022	16,050,000	8,025	(8,025)	1,282	158,475	159,757
Net profit for the period (unaudited)	-	-	-	-	1,863,439	1,863,439
Dividend declared (unaudited)	-	-	-	-	(1,282,051)	(1,282,051)
Balance as of September 30, 2022 (unaudited)	16,050,000	8,025	(8,025)	1,282	739,863	741,145

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-30

Ming Shing Group Holdings Limited and its subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	For the six months ended September 30,
	2022	2021
	USD	USD
	(unaudited)	(unaudited)

Operating activities:
Net income	1,863,439	541,948
Adjustments:
Depreciation on equipment	2,258	3,886
Amortization of right-of-use assets – finance lease	29,199	25,946
Gain on disposals of right-of-use assets – finance lease	(17,308)	-
Changes on cash value of life insurance policy	-	(1,849)
Expected credit loss allowance	28,707	20,818
Deferred Income taxes provision (benefits)	3,421	(2,921)
Change in working capital items:
Change in accounts receivable	788,712	(829,026)
Change in contract assets	(1,667,707)	(469,849)
Change in deposits, prepayments and other current assets	2,484	(9,596)
Change in accounts payable	(509,970)	785,928
Change in contract liabilities	57,133	84,968
Change in income tax payable	251,579	106,622
Change in accrued expenses and other current liabilities	(72,590)	(4,375)
Cash provided by operating activities	759,357	252,500

Investing activities:
Purchase of equipment	(15,385)	-
Sales proceeds from disposals of leased equipment	51,282	-
Cash provided by investing activities	35,897	-

Financing activities:
Proceeds from new bank borrowings	4,102,564	512,821
Repayment of bank borrowings	(3,577,502)	(197,756)
Initial payments for finance lease liabilities	(2,308)	-
Principal payments for finance lease liabilities	(87,986)	(21,564)
Advances to related parties	(729,407)	(596,483)
Payment of deferred IPO costs	(311,321)	-
Cash used in financing activities	(605,960)	(302,982)

Net change in cash and cash equivalents	189,294	(50,482)

Cash and cash equivalents as of beginning of the period	217,792	314,538

Cash and cash equivalents as of the end of the period	407,086	264,056

Supplementary Cash Flows Information
Cash paid for income tax	-	-

Cash paid for interest	68,326	21,549

Supplemental of Non-Cash Investing and Financing Activities
Right-of-use assets – finance lease obtained in exchange for new finance lease liabilities	297,179	-

Disposal of right-of-use assets – finance lease	67,949	-

Dividend declared	1,282,051	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-31

Ming Shing Group Holdings Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

Ming Shing Group Holdings Limited (the “Company”) is a limited liability company established under the laws of the Cayman Islands on August 2, 2022. It is a holding company with no business operation.

The Company conducts its primary operations through its indirectly wholly owned subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited, which are incorporated and domiciled in Hong Kong SAR; MS (HK) Engineering Limited and MS Engineering Co., Limited principally engage in the provision of wet trades works, via a wholly owned subsidiary, namely MS (HK) Construction Engineering Limited which was incorporated and is domiciled in British Virgin Islands.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and the following entities:

Subsidiary	Date of incorporation	Jurisdiction of Formation	Percentage of Ownership	Principal Activities

Ming Shing Group Holdings Limited (“MSG”)	August 2, 2022	Cayman Islands	Parent	Investment holding

MS (HK) Construction Engineering Limited (“MSC”)	August 17, 2022	British Virgin Islands	100%	Investment holding

MS (HK) Engineering Limited (“MSHK”)	October 12, 2012	Hong Kong	100%	Provision of wet trades works

MS Engineering Co., Limited (“MSE”)	March 27, 2019	Hong Kong	100%	Provision of wet trades works

F-32

MSHK was incorporated on October 12, 2012 in Hong Kong as a limited liability company, its principal activities were provision of wet trades works.

MSE was incorporated on March 27, 2019 in Hong Kong as a limited liability company by an independent third party, its principal activities were provision of wet trades works. October 20, 2021. Mr. Chi Ming Lam purchased all the shares of MSE and became it’s sole shareholder.

Reorganization and Share Issuance

On August 2, 2022, the Company was incorporated in the Cayman Islands and issued 50,000 ordinary shares at par value of USD1 to Mr. Chi Ming Lam.

On August 17, 2022, MSC was incorporated in the British Virgin Islands as a wholly owned subsidiary of the Company.

On November 25, 2022, Mr. Chi Ming Lam proposed to surrender 49,999 ordinary shares with a par value of USD0.0005 to the Company for no consideration (the “Cancelled Shares”). The then sole shareholder of our Company resolved and approved for the Cancelled Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on December 2, 2022. Subsequently Mr. Chi Ming Lam holds 1 ordinary share of the Company with a par value of USD1.

As part of the corporate reorganization which took place for the purposes of the offering, Mr. Chi Ming Lam, MSHK and our Company entered into a reorganization agreement dated November 25, 2022, pursuant to which MSC acquired 1 ordinary share of MSHK from Mr. Chi Ming Lam and acquired 10,000 ordinary shares of MSE from Mr. Chi Ming Lam. In consideration for these acquisitions, our Company allotted and issued 11,249 ordinary shares of USD1 each, credited as fully paid, to Mr. Chi Ming Lam.

On December 5, 2022, Mr. Chi Ming Lam, the then sole shareholder of our Company resolved and approved a subdivision of each of the issued and unissued shares with a par value of USD1 each into 2,000 shares with a par value of USD0.0005 each as part of the Company’s reorganization (the “Share Subdivision”). Subsequent to the Share Subdivision, the authorized share capital of the Company shall become USD50,000 divided into 100,000,000 ordinary shares with a par value of USD0.0005 each, of which 22,500,000 Ordinary Shares were held by Mr. Chi Ming Lam.

Following the Share Subdivision and on the same day, Mr. Chi Ming Lam proposed to surrender 6,450,000 ordinary shares with a par value of USD0.0005 to the Company for no consideration (the “Surrendered Shares”). The then sole shareholder of our Company resolved and approved for the Surrendered Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on December 8, 2022. Subsequently, Mr. Chi Ming Lam holds 16,050,000 Ordinary Shares of the Company with a par value of USD0.0005.

During the periods presented in these financial statements, the control of the entities has never changed (always under the control of Mr. Chi Ming Lam). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the period, except for MSE which was under common control started from October 20, 2021. The results of MSHK were included in the financial statements for both periods and results of MSE were included commencing from October 20, 2021. (the “Reorganization”).

2. Summary of Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements of the Company are prepared in accordance with U.S. GAAP.  In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, cash flows and changes in equity for the interim periods presented. These unaudited condensed financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Therefore, these unaudited condensed consolidated interim financial statements should be read in conjunction with the financial statements and related notes included in this Registration Statement on Form F-1 for the year ended March 31, 2022 and 2021.

F-33

Risk and Uncertainty

On January 30, 2020, the World Health Organization declared the outbreak of COVID-19 a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. These measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak.

In the longer-term, if there is any resurgence of COVID-19 pandemic in Hong Kong, due to the spread of the Delta variant and Omicron, the Omicron variant or other new variants, it is likely to adversely affect the economies and financial markets of many countries, and could result in a global economic downturn and a recession. This would likely adversely affect the Company’s business, and, in turn negatively impact its business and results of operations.

Our operations may be negatively affected if any of our employees or employees of our subcontractors is suspected of contracting or having contracted COVID-19, since this may require us and our subcontractors to quarantine some or all of the relevant employees and disinfect our project sites and facilities. If these adverse impacts materialize and persist for a substantial period of time, they may significantly and adversely affect our business operations and financial performance.

In addition, if the Government introduces further measures to combat the spread of COVID-19 including import controls or lockdown policy on a city-wide scale, there is no assurance that our suppliers would be able to (a) maintain their normal business operations without disruptions; and/or (b) deliver the services, materials or subcontracting services to us without delay, and there is no guarantee that we would be able to source the services, materials or subcontracting services from alternative suppliers in time if such measures persist for a substantial period.

Some of our employees and our subcontractors’ employees have been tested positive of COVID-19 during the six months ended September 30, 2022 and 2021. To the best knowledge of our directors after making reasonable enquiries, all of our employees who were previously tested positive for COVID-19 have already resumed work as at September 30, 2022.

During the six months ended September 30, 2022 and 2021, no construction activities on our project sites were temporarily suspended due to confirmed COVID-19 case. Based on the best estimation of our management, our projects are expected to complete according to their respective project schedule and we did not experience any cancellation of existing work orders in respect of the projects affected by COVID-19.

Our Group experienced temporary disruption to the supply of materials and toolings from February 2022 to late-April 2022 due to brief disruption to the supply chain and cross-border transportation, which resulted in temporary impediment to our operation during the fifth wave of outbreak of COVID-19 attributable to the SARS-CoV-2 Omicron variant in Hong Kong. We believe that the temporary disruption to the supply of materials and toolings did not have long-lasting adverse impact on our operation taking into consideration (i) the supply chain for construction materials and toolings and cross-border transportation have resumed to normal level since late-April 2022 and we have not experienced any material disruption in the supply of materials and toolings thereafter; and (ii) we have used our best endeavour to mitigate the impact of disruption through sourcing materials and toolings from suppliers with adequate inventories.

F-34

While the Company continue to see an increasing demand for its services, the environment remains uncertain and it may not be sustainable over the longer term. The degree to which the COVID-19 pandemic ultimately impacts the Company’s business and results of operations will depend on future developments beyond the Company’s control, including the severity of the pandemic and new variants, the extent of actions to contain or treat the virus, how quickly and to what extent normal economic and operating conditions can resume, and the severity and duration of the global economic downturn that results from the pandemic.

Significant Risks

Currency Risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, and recognized assets and liabilities. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to USD is not significant as HK$ is pegged to USD.

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, accounts receivable and contract assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of September 30, 2022 and March 31, 2022, USD407,086 and USD217,792 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of USD64,103 (HK$500,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the six months ended September 30, 2022 and 2021, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the six months ended September 30, 2022 and 2021, there were two and three customers generated income which accounted for over 10% of the total revenue generated for that period, respectively. The details are as follows:

	For the six months ended September 30,
	2022	2021
	(unaudited)

Customer A	60.9%	8.9%
Customer B	17.4%	54.1%
Customer C	2.3%	14.5%
Customer D	1.4%	18.0%

As of September 30, 2022 and March 31, 2022, accounts receivable due from these customers as a percentage of unaudited consolidated accounts receivable are as follows:

	As of September 30,	As of March 31,
	2022	2022
	(unaudited)

Customer A	7.1%	48.3%
Customer B	73.2%	43.7%

During the six months ended September 30, 2022 and 2021, there were one and zero supplier accounted for over 10% of the total purchases for that period, respectively. The details are as follows:

	For the six months ended September 30,
	2022	2021
	(unaudited)	(unaudited)

Supplier A	10.4%	2.5%

F-35

As of September 30, 2022 and March 31, 2022, there were one and one supplier which accounted for over 10% of the total unaudited consolidated accounts payable, respectively. The details are as follows:

	As of September 30,	As of March 31,
	2022	2022
	(unaudited)

Supplier B	-	10.7%
Supplier C	11.0%	1.1%

Credit Risk

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

Interest rate risk

The following table details the interest rate risk profile of the Group’s borrowings as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Fixed rate borrowings:
Finance lease liabilities, current	83,139	46,047
Finance lease liabilities, non-current	259,354	89,561
Bank borrowings, current	111,991	117,818
Bank borrowings, non-current	-	51,858

Floating rate borrowings:
Bank borrowings, current	2,197,708	1,506,946
Bank borrowings, non-current	1,225,557	1,333,573

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on and floating rate bank borrowing. The Company has not used any derivative financial instruments to manage the interest risk exposure.

At September 30, 2022, it is estimated that a general increase/ decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/ increased the Group’s profit after tax by USD$14,825.

The sensitivity analysis above indicates the instantaneous change in the Group’s profit after tax that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the group’s profit after tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

F-36

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as:

● Determining criteria for significant increase in credit risk;

● Choosing appropriate models and assumptions for the measurement of expected credit loss.

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the United States dollars (“USD”). The Company’s operations are principally conducted in Hong Kong where Hong Kong dollars (“HK$”) is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the unaudited condensed consolidated statements of operations and comprehensive income.

The exchanges rates used for translation from HK$ to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2022 and 2021.

F-37

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepayments and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, contract assets, life insurance policy, cash surrender value, due from related parties, deposits and other current assets, accounts payable, contract liabilities, bank borrowings, finance lease liabilities and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of September 30, 2022 and March 31, 2022 due to their short-term nature. For non-current bank borrowing loans, since most are floating rate borrowings so the carrying value approximate their fair value because the borrowing rates were set to approximate market rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2022 and March 31, 2022.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000. Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers which include retainage amount that is conditional only on the passage of time. The Company grant credit to customers, without collateral, under normal payment terms (typically 17 to 60 days after invoicing). Generally, invoicing occurs within 30 days after the related works are performed. The carrying value of such receivable, net of the expected credit loss and allowance for doubtful accounts, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within the next 12 months. The Company has elected to use probability of default and loss given default methods to estimate allowance for credit loss.

F-38

Measurement of credit losses on financial instruments

Effective April 1, 2019, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable and contract assets. The Company assessed that the impact of adoption of ASU 2016-13 was approximately USD91,583 as at April 1, 2019, which represented credit losses on accounts receivable and contract assets of USD89,438 and USD2,145 respectively. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Leases

On April 1, 2020, the Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB, using the modified retrospective transition method and elected the transition option to use an effective date of April 1, 2020 as the date of initial application. The adoption of Topic 842 resulted in the presentation of right-of-use assets – finance lease and finance lease liabilities on the unaudited condensed consolidated balance sheet.

The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space and machinery, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease.

A lease is classified as a finance lease when the lease meets any of the following criteria at lease commencement:

(a) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

(b) The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

(c) The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

(d) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

(e) The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Finance leases are included in right-of-use (“ROU”) assets – finance lease, finance lease liabilities, current, and finance lease liabilities, non-current in the Company’s unaudited condensed consolidated balance sheets.

ROU assets – finance lease represent the Company’s right to use an underlying asset for the lease term and finance lease liabilities represent its obligation to make lease payments arising from the lease. The ROU assets – finance lease and finance lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

At the commencement date, the cost of the ROU assets – finance lease shall consist of all of the following:

(a) The amount of the initial measurement of the lease liability

(b) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received

(c) Any initial direct costs incurred by the lessee.

F-39

The Company uses the implicit rate based on the terms of the leases in determining the present value of lease payments. The ROU assets – finance lease also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets – finance lease and finance lease liabilities when it is reasonably certain that the Company will exercise that option.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset – finance lease on its unaudited condensed consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its unaudited condensed consolidated statements of operations and cash flows.

Equipment, net

Equipment is stated at cost, net of accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Equipment	3.33 years
Motor vehicle	3.33 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of operations and comprehensive income in other income or expenses.

Impairment of Long-Lived Assets

The Company reviews the impairment of its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the six months ended September 30, 2022 and 2021.

Life insurance policy, cash surrender value

Life insurance policy, cash surrender value was life insurance purchase for Mr. Chi Ming Lam (position with a director and CEO of the Group) and MSHK was as beneficiary. The insured amount of the contract (death benefit) was USD1,000,000. The initial premium payment at policy commencement date for the policy was USD165,493. As of September 30, 2022 and March 31, 2022, the balance was USD151,485, which represents the adjustments of premiums paid of USD165,493, interest income earned of USD21,735, insurance expenses incurred of USD18,823 and cash surrender charge of USD16,920. The Company may surrender any time and receive cash based on the cash value of the policy at the date of withdrawal, which is calculated by the insurance company.

F-40

Revenue Recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification.

The Company perform a majority of wet trade works under master construction agreements and other contracts that contain customer-specified construction requirements. These agreements include discrete pricing for individual tasks. A contractual agreement exists when each party involved approves and commits to the agreement, the rights of the parties and payment terms are identified, the agreement has commercial substance, and collectability of consideration is probable. Construction services are performed for the sole benefit of our customers, whereby the assets being created or maintained are controlled by the customer and the services we perform do not have alternative benefits for us. Contract revenue is recognized as our obligations are satisfied over time consistent with our services are performed and customers simultaneously receive and consume the benefits the Company provide.

The Company recognizes contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. Upon adoption of ASC Topic 606, contracts which include construction services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are not considered distinct.

Output measures such as construction works delivered are utilized to assess progress against specific contractual performance obligations for the majority of services. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the services to be provided. The Company expects the reference to progress certificates issued by customers depicts the Company’s performance in transferring control of goods or services promised to customers for individual projects, the Company satisfies the performance obligation over time and therefore, the output method using construction works delivered best represents the measure of progress against the performance obligations incorporated within the contractual agreements. This method captures the amount of works delivered pursuant to contracts and is used only when performance does not produce significant amounts of work in process prior to complete satisfaction of the performance obligation and the gross billing value of contracting work can be measured reliably.

The typical contract length of the Company entered is ranged from 12 months to 24 months.

Contracted but not yet recognized revenue was approximately USD38,575,952 and USD10,178,558 as of September 30, 2022 and March 31, 2022 respectively.

The nature of the Company’s contracts gives rise to several types of variable consideration, including unpriced change orders and claims; and liquidated damages and penalties. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on variable consideration using the expected value (i.e., the sum of a probability-weighted amount) or the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company’s performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred and only up to the amount of cost incurred.

The Company generally provides limited warranties for work performed under its construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the Company’s work on the project. Historically, warranty claims have not resulted in material costs incurred for which the Company was not compensated for by the customer.

There were no material amounts of unapproved change orders or claims recognized during the six months ended September 30, 2022, and 2021.

F-41

Contract Assets and Contract Liabilities

Contract assets included two parts: revenue recognized in excess of amounts billed, and retainage. Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Contract assets were assessed for impairment in accordance with ASC 326.

Contract liabilities consist payment received from customers in excess of revenue recognized.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

As of September 30, 2022 and March 31, 2022, the contract liabilities balance is classified as current based on the timing of when we expect to complete the tasks required for the recognition of revenue.

Government Subsidies

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. The Company recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions. Government subsidies received and recognized as other income totaled USD505,692 and USD44,021 for the six months ended September 30, 2022 and 2021, respectively.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the material costs, subcontracting costs direct labor costs and overhead costs that are directly attributable to services provided..

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office supplies and upkeep expenses, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for unaudited condensed consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

We believe there were no uncertain tax positions as of September 30, 2022 and March 31, 2022,. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

F-42

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Recently Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its unaudited consolidated financial condition, results of operations, cash flows or disclosures.

F-43

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Accounts receivable	3,011,251	3,799,964
Less: provision for loss allowance	(45,830)	(30,324)
Accounts receivable, net	2,965,421	3,769,640

The movement of allowance for loss accounts are as follows:

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Balance at beginning of the period/ year	30,324	1,975
Addition during the period/ year	15,506	28,349
Balance at end of the period/ year	45,830	30,324

4. Contract Assets (Liabilities)

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s unaudited condensed consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consisted of the following as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Contract assets:
Revenue recognized in excess of amounts paid or payable (contract receivable) to the Company on uncompleted contracts (contract asset) excluding retainage	1,658,585	389,927
Retainage included in contract assets due to being conditional on something other than solely passage of time	789,263	390,214
Less: allowance for credit loss	(43,838)	(30,637)
Contract assets, net	2,404,010	749,504

Contract assets, current	2,404,010	749,504
Contract assets, non-current	-	-

F-44

Contract liabilities consisted of the following as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Contract liabilities:
Payments received or receivable (contracts receivable) in excess of revenue recognized on uncompleted contracts (contract liability), excluding retainage	57,133	-

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the output method.

The movement in contract liabilities is as follows:

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Balance at beginning of the year	-	189,831
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	-	(189,831)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	57,133	-
Balance at ending of the period/ year	57,133	-

	For the six months ended September 30,
	2022	2021
	USD	USD
	(unaudited)	(unaudited)
Information about contract liabilities:
Revenue recognized that was included in contract liabilities as of April 1, 2022 and 2021	-	189,831

5. Deposits, Prepayments and Other Current Assets

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Deposits	3,110	-
Prepayments	1,675	3,930
Other receivables	24,082	27,421
	28,867	31,351
Less: amount classified as non-current assets	-	-
Amount classified as current assets	28,867	31,351

6. Deferred costs

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Deferred IPO costs	311,321	-

F-45

7. Equipment, net

Equipment, stated at cost less accumulated depreciation, consisted of the following as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Equipment	93,205	77,821
Less: accumulated depreciation	(78,539)	(76,281)
Amount classified as non-current assets	14,666	1,540

Depreciation expenses of equipment totaled USD2,258 and USD3,886 for the six months ended September 30, 2022 and 2021, respectively.

No equipment was disposed during the six months ended September 30, 2022 and 2021. During the six months ended September 30, 2022 and 2021, no equipment was impaired.

8. Leases

The following table shows ROU assets – finance leases and finance lease liabilities, and the associated financial statement line items as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Assets
Right-of-use assets – finance leases, net	388,653	154,649

Liabilities
Finance lease liabilities, current	83,139	46,047
Finance lease liabilities, non-current	259,354	89,561

Weighted average remaining lease term (in years)	3.9	3.1
Weighted average discount rate (%)	4.4	5.0

Information relating to financing and operating lease activities during the six months September 30, 2022 and 2021 are as follows:

	For the six months ended September 30,
	2022	2021
	USD	USD
	(unaudited)	(unaudited)
Finance leases:
Amortization of right-of-use assets – finance leases	29,199	25,946
Interest of finance lease liabilities	12,939	4,338
	42,138	30,284
Operating lease:
Expenses related to a short-term lease	15,641	11,644
	15,641	11,644

Total lease expenses	57,779	41,928

Cash outflows related to finance leases:
Financing cash outflows – principal paid	90,294	21,564
Operating cash outflows – interests paid	12,939	4,338
	103,233	25,902

Cash outflows related to operating lease:
Operating cash outflows - rental paid	15,641	11,644

Non-Cash flow related to finance leases
Disposal of right-of-use assets – finance leases	67,949	-

F-46

Maturities of finance lease liabilities were as follows:

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Year ending September 30/ March 31,
2023	96,508	51,803
2024	96,508	46,577
2025	96,508	30,898
2026	67,505	17,345
2027	16,401	-
Total undiscounted finance lease payments	373,430	146,623
Less: imputed interest	(30,937)	(11,015)
Finance lease liabilities recognized in the Unaudited Condensed Consolidated Balance Sheet	342,493	135,608

9. Accounts payable

Components of accounts payable are as follows as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Trade payables	1,324,132	1,834,102
Total	1,324,132	1,834,102

10. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of September 30, 2-22 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Accruals for operating expenses	2,564	75,159
Other payables	-	-
Total	2,564	75,159

F-47

11. Bank Borrowings

Components of bank borrowings are as follows as of September 30, 2022 and March 31, 2022:

			As of September 30,	As of March 31,
		Interest rate	2022	2022
		%	USD	USD
			(unaudited)
The Bank of East Asia, Limited – Loan 1	(1)	6.05% (March 31, 2022: 1.51%)	110,769	110,769
The Bank of East Asia, Limited – Loan 2	(2)	5.25%	-	1,294,872
The Bank of East Asia, Limited – Loan 3	(3)	2.75%	128,205	128,205
The Bank of East Asia, Limited – Loan 4	(4)	2.75%	128,205	128,205
The Bank of East Asia, Limited – Loan 5	(5)	2.75%	472,205	472,205
The Bank of East Asia, Limited – Loan 6	(6)	5.00%	256,410	-
The Bank of East Asia, Limited – Loan 7	(7)	5.00%	256,410	-
The Bank of East Asia, Limited – Loan 8	(8)	5.00%	128,205	-
The Bank of East Asia, Limited – Loan 9	(9)	5.21%	384,615	-
The Bank of East Asia, Limited – Loan 10	(10)	5.26%	128,205	-
The Bank of East Asia, Limited – Loan 11	(11)	5.28%	384,615	-
The Bank of East Asia, Limited – Loan 12	(12)	5.74%	384,618	-
Standard Chartered Bank (Hong Kong) Limited – Loan 1	(13)	4.56%	111,991	169,676
The Hongkong and Shanghai Banking Corporation Limited – Loan 1	(14)	2.75%	112,785	121,244
The Hongkong and Shanghai Banking Corporation Limited – Loan 2	(15)	2.75%	422,588	456,814
The Hongkong and Shanghai Banking Corporation Limited – Loan 3	(16)	2.75%	125,430	128,205
			3,535,256	3,010,195

Less: current portion of long-term bank borrowings			(1,225,557)	(1,624,764)

Non-current portion of long-term bank borrowings			2,309,699	1,385,431

(1)	On March 18, 2022, the Group borrowed USD110,769 (HK$864,000) as working capital for ten months at an annual interest rate of 6.05% (March 31, 2022: 1.51%) with The Bank of East Asia, Limited. The loan was secured by the insured value of life insurance policy (amounted to USD1,000,000) of the Company.

(2)	As of March 31, 2022, the Group borrowed USD1,294,872 (HK$10,100,000) as working capital for one to three months at an annual interest rate of 5.25% as revolving loans with The Bank of East Asia, Limited. The loan was secured by personal guarantees from the directors of the Company.

(3)	On March 25, 2021, the Group borrowed USD128,205 (HK$1,000,000) as working capital for eight years at an annual interest rate of 2.75% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(4)	On December 16, 2021, the Group borrowed USD128,205 (HK$1,000,000) as working capital for eight years at an annual interest rate of 2.75% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(5)	On November 26, 2020 the Group borrowed USD512,821 (HK$4,000,000) as working capital for eight years at an annual interest rate of 2.75% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(6)	On July 18, 2022 the Group borrowed USD256,410 (HK$2,000,000) as working capital for one to three months at an annual interest rate of 5.00% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(7)	On July 27, 2022 the Group borrowed USD256,410 (HK$2,000,000) as working capital for one to three months at an annual interest rate of 5.00% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

F-48

(8)	On August 1, 2022 the Group borrowed USD128,205 (HK$1,000,000) as working capital for one to three months at an annual interest rate of 5.00% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(9)	On September 5, 2022 the Group borrowed USD384,615 (HK$3,000,000) as working capital for one to three months at an annual interest rate of 5.21% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(10)	On September 8, 2022 the Group borrowed USD128,205 (HK$1,000,000) as working capital for one to three months at an annual interest rate of 5.26% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(11)	On September 9, 2022 the Group borrowed USD384,615 (HK$3,000,000) as working capital for one to three months at an annual interest rate of 5.28% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(12)	On September 28, 2022 the Group borrowed USD384,618 (HK$3,000,000) as working capital for one to three months at an annual interest rate of 5.74% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(13)	On August 24, 2018 the Group borrowed USD512,821 (HK$4,000,000) as working capital for five years at an annual interest rate of 4.56% with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantee from a director of the Company.

(14)	On October 21, 2020 the Group borrowed USD128,205 (HK$1,000,000) as working capital for eight years at an annual interest rate of 2.75% with The Hongkong and Shanghai Banking Corporation Limited. The loan was secured by personal guarantee from a director of the Company.

(15)	On May 25, 2020 the Group borrowed USD512,821 (HK$4,000,000) as working capital for five years at an annual interest rate of 2.75% with The Hongkong and Shanghai Banking Corporation Limited. The loan was secured by personal guarantee from a director of the Company.

(16)	On July 13, 2021 the Group borrowed USD128,205 (HK$1,000,000) as working capital for eight years at an annual interest rate of 2.75% with The Hongkong and Shanghai Banking Corporation Limited. The loan was secured by personal guarantee from a director of the Company.

Interest expenses pertaining to the bank borrowings for the six months ended September 30, 2022 and 2021 amounted to USD68,326 and USD21,549, respectively.

Maturities of the principal and interest payments of bank borrowings were as follows:

	As of September 30,	As of March 31,
	2022	2022
	USD	USD
	(unaudited)
Year ending September 30/ March 31,

2023	2,362,131	1,688,268
2024	254,377	307,283
2025	254,377	254,377
2026	254,377	254,377
2027	254,377	254,377
2028	227,502	254,377
2029	65,250	148,769
2030	5,038	21,833
Total bank borrowings repayments	3,677,429	3,183,661
Less: imputed interest	(142,173)	(173,466)
Total bank borrowings recognized in the Unaudited Condensed Consolidated Balance Sheet	3,535,256	3,010,195

As of the date of this report, a total of USD$1,706,373 of the bank borrowings as of September 30, 2022 has been repaid.

F-49

12. Income Taxes

Cayman Islands and British Virgin Islands

Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income.

On 21 March 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on 28 March 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and estimated assessable profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

The components of the income tax expense (benefit) are as follows:

	For the six months ended September 30,
	2022	2021
	USD	USD
	(unaudited)	(unaudited)
Current
Cayman Islands	-	-
British Virgin Islands	-	-
Hong Kong	251,579	74,444

Deferred
Cayman Islands	-	-
British Virgin Islands	-	-
Hong Kong	3,422	(2,921)
Total	255,001	71,523

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	As of September 30,	As of March 31,
	2022	2021
	USD	USD
	(unaudited)
MSE:
Provision for allowance of credit losses	3,219	2,832
Net operating loss carryforward	123,258	111,925
Total deferred tax assets	126,477	114,757
Less: valuation allowance	(123,258)	(111,925)
Deferred tax assets, net	3,219	2,832

MSHK:
Equipment	(675)	784
Right-of-use assets – finance lease	(19,255)	(12,556)
Total deferred tax liabilities – equipment and right-of-use assets – finance lease	(19,930)	(11,772)
Deferred tax assets - provision for allowance of credit losses	11,576	7,227
Deferred tax liabilities, net	(8,354)	(4,545)

Deferred tax assets (liabilities), net	(5,135)	(1,713)

F-50

As of September 30, 2022, the Company had net operating loss carry forward of USD747,019 (HK$5,826,750), from MSE, which were operating at losses prior to the six months ended September 30, 2022, and operating loss prior to six months ended Sep 30, 2022 including operating losses incurred prior to the date of acquisition. These losses can offset future taxable income and can be carried forward indefinitely. As of September 30, 2022, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The Company believed that it was more likely than not that MSE will be unable to fully utilize its deferred tax assets related to the net operating loss carry forward in Hong Kong. As a result, the valuation allowance of US$123,258 was recorded against the gross deferred tax asset balance at September 30, 2022. For the six months ended September 30, 2022, no net operating loss carry forward has been utilized.

No deferred tax asset has been recognized in respect of net operating loss carry forward as of September 30, 2022 and March 31, 2022, due to the unpredictability of future profit streams.

	For the six months ended September 30,
	2022	2021
	USD	USD
	(unaudited)	(unaudited)
Profit before income taxes	2,118,440	613,471
Hong Kong Profits Tax rate	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	349,543	101,222

Reconciling items:
Tax effect of income that is not taxable*	(102,495)	(12,726)
Tax effect of non-deductible expenditure	26,967	8,384
Temporary difference	3,422	(2,921)
Effect of two-tier tax rate	(21,154)	(21,154)
Statutory tax deduction#	(1,282)	(1,282)
Income tax expense	255,001	71,523

*	Income that is not taxable mainly consisted of the interest income and the government subsidies which are non-taxable under Hong Kong income tax law.

#	It represents a reduction granted by the Hong Kong SAR Government of 100% of the tax payable subject to a maximum reduction of HK$10,000 for each business.

13. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a) Mr. Chi Ming Lam, a director of the Company.

(b) Mo Building Material Limited, Mr. Chi Ming Lam has beneficial interest.

(c) MS Engineering Co., Limited, Mr. Chi Ming Lam was a common director and had beneficial interest, before the date of acquisition, October 20, 2021

a. Due from (to) a related party

As of September 30, 2022 and March 31, 2022, the balances of amounts due from (to) a related party were as follows:

		As of September 30,	As of March 31,
		2022	2022
		USD	USD
		(unaudited)
Due from a related party
Mr. Chi Ming Lam (a)	(1)	-	520,151
Total		-	520,151

(1)	The balance represented the advances to the director. The amount was unsecured, interest-free and repayable on demand.

F-51

		As of September 30,	As of March 31,
		2022	2022
		USD	USD
		(unaudited)
Due to a related party
Mr. Chi Ming Lam (a)	(1)	32,494	-
Total		32,494	-

(1)	The balance represented the advances from the director. The amount was unsecured, interest-free and repayable on demand.

Related party transactions

	For the six months ended September 30,
	2022	2021
	USD	USD
	(unaudited)	(unaudited)
Purchases from a related party
Mo Building Material Limited (b)	425,128	-
Total	425,128	-

Advances to related parties
Mr. Chi Ming Lam (a)	(729,407)	(217,532)
MS Engineering Co., Limited (c)	-	(378,951)
Total	(729,407)	(596,483)

F-52

14. Commitments and Contingencies

Commitments

As of September 30, 2022 and March 31, 2022, the Company did not have any significant capital and other commitments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its unaudited consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of September 30, 2022 and March 31, 2022, the Company is not a party to any material legal or administrative proceedings.

15. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), Mr. Lam Wai Kwan (a director of the Group), for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. For the six months ended September 30, 2022 and 2021, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of providing wet trades works and other wet trades related ancillary works to its customers in Hong Kong.

16. Subsequent Events

The Company has assessed all events from September 30, 2022, up through December 23, 2022, which is the date that these unaudited condensed consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these unaudited condensed consolidated financial statements.

F-53

Until [●], 2023, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[   ] Ordinary Shares

Ming Shing Group Holdings Limited

Prospectus dated [   ], 2023

Part II.
Information Not Required in Prospectus

Item 6. Indemnification of Directors and Officers

We will enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. We will enter into certain directors’ and officers’ liability insurance policies upon listing.

Item 7. Recent Sales of Unregistered Securities

Prior to the date of this Prospectus, we issued certain number of Ordinary Shares to Mr. Chi Ming Lam pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder. No underwriters were involved in these issuances of securities:

On August 2, 2022, the Company was incorporated in the Cayman Islands and issued 50,000 ordinary shares at par value of US$1 to Mr. Chi Ming Lam. On August 17, 2022, MS (HK) Construction Engineering Limited (“MSC”) was incorporated in the British Virgin Islands as a wholly owned subsidiary of the Company. On November 25, 2022, MSC entered into share exchange agreements with the Company and Mr. Chi Ming Lam. Pursuant to the share exchange agreements, the Company issued 11,249 ordinary shares at par value of US$1 to Mr. Chi Ming Lam in exchange of 100% ownership of MS (HK) Engineering Limited and MS Engineering Co., Limited via MSC. Upon completion of the above share exchange, MS (HK) Engineering Limited and MS Engineering Co., Limited became direct wholly-owned subsidiaries of MSC. On November 25, 2022, Mr. Chi Ming Lam proposed to surrender 49,999 shares to the Company for cancellation, and the Company approved the surrender and cancellation of such shares on December 2, 2022. On December 5, 2022, Mr. Chi Ming Lam, the then sole shareholder of our Company resolved and approved a subdivision of each of the issued and unissued shares with a par value of USD1 each into 2,000 shares with a par value of USD0.0005 each as part of the Company’s reorganization (the “Share Subdivision”). Subsequent to the Share Subdivision, the authorized share capital of the Company shall become USD50,000 divided into 100,000,000 ordinary shares with a par value of USD0.0005 each, of which 22,500,000 Ordinary Shares were held by Mr. Chi Ming Lam. Mr. Chi Ming Lam proposed to surrender 6,450,000 shares to the Company for cancellation, and the Company approved the surrender and cancellation of such shares on December 8, 2022. Subsequently, Mr. Chi Ming Lam holds 16,050,000 Ordinary Shares of the Company with a par value of USD0.0005.

Item 8. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this registration statement:

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1	Articles of Association of Ming Shing Group Holdings Limited.

3.2	Memorandum of Association of Ming Shing Group Holdings Limited.

3.3	Amended and Restated Articles of Association of Ming Shing Group Holdings Limited.

3.4	Amended and Restated Memorandum of Association of Ming Shing Group Holdings Limited.

4.1	Specimen Ordinary Share Certificate.

5.1	Opinion of Ogier as to the validity of the Ordinary Shares.

II-1

5.2	Opinion of David Fong & Co. as to the Laws and Regulations of Hong Kong (included in Exhibit 8.2).

8.1	Opinion of Polaris Tax Counsel Regarding U.S. Tax Matters.

8.2	Opinion of David Fong & Co. Regarding Hong Kong Tax Matters

10.1	Office Lease.

21.1	List of Subsidiaries.

23.1	Consent of ZH CPA, LLC.

23.2	Consent of Ogier.

23.3	Consent of David Fong & Co. (included in Exhibit 8.2).

24.1	Power of Attorney (included in signature page to Registration Statement).

99.1	Frost & Sullivan Report.

107	Filing Fee Table

(b)	The following financial statements are filed as part of this registration statement:

Page

Independent Auditor’s Report	F-[●]

[●]	F-[●]

II-2

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3

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(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness of the date of the first contract or sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date and underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-4

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on this [●] day of [●], 2022.

Ming Shing Group Holdings Limited

/s/

Name:	[●]

Title:	Executive Director

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below hereby constitutes and appoints [●] and [●], as his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, increasing the number of shares for which registration is sought, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this registration statement as such attorneys-in-fact and agents so acting deem appropriate, with the SEC, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/		Date: [●], 2022

Name:	[●]

Title:	Executive Director

/s/		Date: [●], 2022

Name:	[●]

Title:	Chief Financial Officer

/s/		Date: [●], 2022

Name:	[●]

Title:	[●]

/s/		Date: [●], 2022

Name:	[●]

Title:	[●]

/s/		Date: [●], 2022

Name:	[●]

Title:	[●]

II-5